FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of October, 2005

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F ____            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes ____                No ____

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The acquisition circular of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on September 23, 2005.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                        CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED


                          By  /s/ Zhang Xiaotie
                             --------------------

                          By  /s/ Oliver E Lixin
                             --------------------

                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title:   Joint Company Secretaries

Date: September 23, 2005

-------------------------------------------------------------------------------
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
-------------------------------------------------------------------------------
If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Netcom Group Corporation (Hong Kong) Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for the sole purpose of the extraordinary general meeting of the Company and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.
_______________________________________________________________________________

                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)


                               MAJOR TRANSACTION,
                           CONNECTED TRANSACTION AND
                       CONTINUING CONNECTED TRANSACTIONS
    Financial Advisers to China Netcom Group Corporation (Hong Kong) Limited
                            (in alphabetical order)

       [GRAPHIC OMITTED]             [GRAPHIC OMITTED]       [GRAPHIC OMITTED]

  China International Capital     Citigroup Global Markets  Goldman Sachs (Asia)
Corporation (Hong Kong) Limited         Asia Limited               L.L.C.

   Independent financial adviser to the Independent Board Committee and the
                           Independent Shareholders
                               [GRAPHIC OMITTED]
                 Credit Suisse First Boston (Hong Kong) Limited

_______________________________________________________________________________

A notice convening an extraordinary general meeting of the Company to be held in Nathan Room, Conrad Hotel, Hong Kong, on 25 October 2005 at 10:00 a.m., is set out at the end of this circular. Whether or not you are able to attend the extraordinary general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at 46th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, as soon as practicable and in any event at least 48 hours before the time appointed for holding the extraordinary general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or at any adjourned meeting should you so wish.

A letter from the independent board committee of the Company containing its recommendation to the independent shareholders of the Company is set out on pages 36 to 37 of this circular. A letter from CSFB, the independent financial adviser, containing its advice to the independent board committee and the independent shareholders of the Company is set out on pages 38 to 58 of this circular.

                                                              23 September 2005

                                    CONTENTS

                                                                        Page

DEFINITIONS .............................................................1

LETTER FROM THE CHAIRMAN ................................................6

LETTER FROM THE INDEPENDENT BOARD COMMITTEE .............................36

LETTER FROM CSFB ........................................................38

APPENDIX I - FURTHER INFORMATION ON THE TARGET COMPANY ..................I-1

APPENDIX II - ACCOUNTANTS' REPORT OF THE TARGET GROUP ...................II-1

APPENDIX III - FINANCIAL INFORMATION OF THE GROUP .......................III-1

APPENDIX IV - FINANCIAL INFORMATION OF THE COMBINED GROUP ...............IV-1

APPENDIX V - PROFIT FORECAST ............................................V-1

APPENDIX VI - GENERAL INFORMATION .......................................VI-1

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

                                  DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"                            the proposed acquisition by the Company of the entire
                                         issued share capital of the Target BVI Company
                                         pursuant to the Acquisition Agreement, as further
                                         described in this circular
"Acquisition Agreement"                  the conditional sale and purchase agreement
                                         dated 12 September 2005 entered into among the Company,
                                         CNC BVI and China Netcom Group relating to the Acquisition
"ADSs"                                   American depositary shares issued by Citibank, N.A.,
                                         each representing ownership of 20 Shares, which are
                                         listed on the New York Stock Exchange, Inc.
"Asia Netcom"                            Asia Netcom Corporation Limited, a wholly-owned
                                         subsidiary of the Company
"Associates"                             as defined in the Hong Kong Listing Rules
"Board" or "Board of Directors"          the board of Directors
"Business Day"                           a day (excluding  Saturdays) on which banks are generally
                                         open in Hong Kong for the transaction of normal banking
                                         business
"China" or "PRC"                         the People's Republic of China (excluding,for the purpose of this circular, Hong Kong, Macau and Taiwan)
"China Mobile"                           China Mobile Communications Corporation ([GRAPHIC
                                         OMITTED]), a company established under the laws of the PRC
"China Netcom Group"                     China Network Communications Group Corporation, a
                                         company established under the laws of the PRC and the
                                         ultimate controlling shareholder of the Company
"China Telecom"                          China Telecommunications Corporation ([GRAPHIC OMITTED], a
                                         company established under the laws of the PRC
"China Unicom"                           China United Telecommunications Corporation ([GRAPHIC
                                         OMITTED]), a company established under the laws of the PRC
"CICC"                                   China International Capital Corporation (Hong Kong)
                                         Limited, which is licensed for Type 1 regulated
                                         activity (dealing in securities), Type 4 regulated
                                         activity (advising on securities), Type 6 regulated
                                         activity (advising on corporate finance) and Type 9
                                         regulated activity (asset management) under the
                                         Securities and Futures Ordinance and financial adviser
                                         to the Company in respect of the Acquisition
"Citigroup"                              Citigroup Global Markets Asia Limited, which is deemed
                                         licensed for Type 1 regulated activity (dealing in
                                         securities), Type 4 regulated activity (advising on
                                         securities) and Type 6 regulated activity (advising on
                                         corporate finance) under the Securities and Futures
                                         Ordinance and financial adviser to the Company in
                                         respect of the Acquisition
"CNC BVI"                                China Netcom Group Corporation (BVI) Limited, a
                                         company incorporated in the British Virgin Islands
                                         with limited liability and the direct controlling
                                         shareholder of the Company
"CNC China"                              China Netcom (Group) Company Limited ([GRAPHIC
                                         OMITTED]), formerly known as China Netcom Corporation
                                         Limited, a company established in the PRC with limited
                                         liability as a wholly foreign owned enterprise and a
                                         wholly owned subsidiary of the Company
"Combined Group"                         the Company, its existing subsidiaries and the Target Group
"Companies Ordinance"                    the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"                                China Netcom Group Corporation (Hong Kong) Limited
                                         ([GRAPHIC OMITTED]), a company incorporated in Hong
                                         Kong whose Shares are listed on the Hong Kong Stock
                                         Exchange and whose ADSs are listed on the New York
                                         Stock Exchange, Inc.
"Continuing Connected Transactions"      the connected transactions described in the section
                                         headed "Continuing Connected Transactions" of the
                                         "Letter from the Chairman"
"CSFB" or "Independent Financial         Credit Suisse First Boston (Hong Kong) Limited, which
Adviser"                                 is deemed licensed for Type 1 regulated activity
                                         (dealing in securities), Type 4 regulated activity
                                         (advising on securities) and Type 6 regulated activity
                                         (advising on corporate finance) under the Securities
                                         and Futures Ordinance, being the independent financial
                                         adviser to the Independent Board Committee and the
                                         Independent Shareholders in respect of the Acquisition
                                         and the Non-exempt Continuing Connected Transactions
"CSRC"                                   China Securities Regulatory Commission ([GRAPHIC
                                         OMITTED])
"Directors"                              the directors of the Company
"EANL"                                   East Asia Netcom Ltd., a company incorporated in
                                         Bermuda with limited liability and an indirect wholly
                                         owned subsidiary of China Netcom Group
"Equity Interest Injection Agreement"    the equity interest injection agreement dated 9 August 2005 entered into among the Target BVI Company, CNC BVI and
                                         China Netcom Group
"Extraordinary General Meeting"          the extraordinary general meeting of the Company to be
                                         convened on 25 October 2005, notice of which is set
                                         out at the end of this circular, or any adjournment thereof
"Financial Advisers"                     CICC, Citigroup and Goldman Sachs, being the financial
                                         advisers to the Company in respect of the Acquisition
"GDP"                                    gross domestic product
"Goldman Sachs"                          Goldman Sachs (Asia) L.L.C., which is licensed for
                                         Type 1 regulated activity (dealing in securities),
                                         Type 4 regulated activity (advising on securities),
                                         Type 5 regulated activity (advising on futures
                                         contracts), Type 6 regulated activity (advising on
                                         corporate finance) and Type 9 regulated activity
                                         (asset management) under the Securities and Futures
                                         Ordinance and financial adviser to the Company in
                                         respect of the Acquisition
"Group"                                  the Company and its existing subsidiaries
"HK$"                                    Hong Kong dollars, the lawful currency of Hong Kong
"HKFRS"                                  Hong Kong Financial Reporting Standards issued by Hong Kong
                                         Institute of Certified Public Accountants
"Hong Kong"                              Hong Kong Special Administrative Region of the People's Republic
                                         of China
"Hong Kong Listing Rules"                the Rules Governing the Listing of Securities on The Stock
                                         Exchange of Hong Kong Limited
"Hong Kong Stock Exchange"               The Stock Exchange of Hong Kong Limited
"Independent Board Committee"            the committee of Directors,  consisting of John Lawson  Thornton,
                                         Victor Cha Mou Zing,  Qian Yingyi,  Hou Ziqiang and Timpson Chung
                                         Shui Ming,  being all the  independent  non-executive  Directors, formed to advise the  Independent  Shareholders in respect of the terms of the Acquisition and the Non-exempt  Continuing Connected
                                         Transactions
"Independent Shareholders"               Shareholders other than China Netcom Group and its Associates
"Latest Practicable Date"                8 September 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"MII"                                    Ministry of Information Industry of the PRC ([GRAPHIC OMITTED]),
                                         or where the context so requires, its predecessor, the former
                                         Ministry of Posts and Telecommunications ([GRAPHIC OMITTED])
"MOC"                                    the Ministry of Commerce of the PRC ([GRAPHIC OMITTED)
"Non-exempt Continuing Connected         continuing connected transactions contemplated underthe
Transactions"                            Domestic Interconnection Settlement Agreement, the International
                                         Long Distance Voice Services Settlement Agreement, the
                                         Engineering and Information Technology Services
                                         Agreement and the Materials Procurement Agreement,
                                         such transactions and agreements are further described
                                         in the section headed "Continuing Connected
                                         Transactions" of the "Letter from the Chairman"
"Option(s)"                              option(s) which have been granted under the Company's
                                         share option scheme approved and adopted by a
                                         resolution of the Shareholders passed on 30 September
                                         2004
"Reorganisation"                         the successive steps whereby China Netcom Group
                                         transferred the telecommunications operations in the
                                         Target Regions and related assets and liabilities to
                                         the Target Company, as further described in the
                                         section headed "The Reorganisation" of the "Letter
                                         from the Chairman"
"RMB"                                    Renminbi, the lawful currency of the PRC
"Sallmanns"                              Sallmanns (Far East) Limited, a chartered surveyor and
                                         independent property valuer to the Company
"SASAC"                                  State-owned Assets Supervision and Administration
                                         Commission of the State Council ([GRAPHIC OMITTED])
"Securities and Futures Ordinance"       the Securities and Futures Ordinance (Chapter 571 of the Laws of
                                         Hong Kong)
"Share(s)"                               ordinary shares in the Company's issued share capital
                                         with a par value of US$0.04 per share which are listed
                                         on the Hong Kong Stock Exchange "Shareholders" holders
                                         of Shares
"State Council"                          the State Council of the PRC ([GRAPHIC OMITTED])
"Target BVI Company"                     China Netcom Group New Horizon Communications Corporation (BVI)
                                         Limited ([GRAPHIC OMITTED]), a company incorporated in
                                         the British Virgin Islands
"Target Company"                         China Netcom Group New Horizon Communications
                                         Corporation Limited ([GRAPHIC OMITTED][GRAPHIC
                                         OMITTED]), a company incorporated in the PRC and the
                                         term "Target Company" shall, if the context so
                                         requires, include any predecessor entity or person
                                         carrying on its business before the Reorganisation
"Target Group"                           the Target BVI Company and the Target Company
"Target Regions"                         the regions in which the Target Company operates its
                                         business, being Heilongjiang Province, Jilin Province,
                                         Neimenggu Autonomous Region, and Shanxi Province of
                                         the PRC
"Telecommunications Regulations"         The PRC Telecommunications Regulations ([GRAPHIC
                                         OMITTED]) which became effective as of 25 September
                                         2000
"US dollars" or "US$"                    United States dollars, the lawful currency of the United
                                         States of America

For your convenience and unless otherwise specified, this circular contains translations between RMB and US dollars at RMB8.0998 = US$1.00, between RMB and Hong Kong dollars at RMB1.0422 = HK$1.00, and between Hong Kong dollars and US dollars at HK$7.7718 = US$1.00, the prevailing rates on 31 August 2005. The translations are not representations that the RMB, Hong Kong dollar and US dollar amounts could actually be converted at those rates, if at all.

                            LETTER FROM THE CHAIRMAN

                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)

Executive Directors:                                Registered Office:
ZHANG Chunjiang (Chairman)                          46th Floor
TIAN Suning (Vice Chairman and Chief                Cheung Kong Center
Executive Officer)                                  2 Queen's Road Central
ZHANG Xiaotie                                       Hong Kong
MIAO Jianhua

Non-Executive Directors:
JIANG Weiping
LI Liming
Jose Maria ALVAREZ-PALLETE
YAN Yixun

Independent Non-executive Directors:
John Lawson THORNTON
Victor CHA Mou Zing
QIAN Yingyi
HOU Ziqiang
Timpson CHUNG Shui Ming

                                                           23 September 2005

To the Shareholders

Dear Sir or Madam,

                               MAJOR TRANSACTION,
                           CONNECTED TRANSACTION AND
                       CONTINUING CONNECTED TRANSACTIONS

                     Acquisition of the Target BVI Company

INTRODUCTION

On 12 September 2005, the Board of Directors announced that the Company had entered into the Acquisition Agreement, pursuant to which the Company agreed to acquire and CNC BVI, the Company's immediate holding company, agreed to sell the entire equity interest in the Target BVI Company for a purchase price of RMB12,800 million (equivalent to approximately HK$12,282 million), subject to certain conditions.

As at the Latest Practicable Date, CNC BVI beneficially owned approximately 70.49% of the issued share capital of the Company. CNC BVI is a wholly-owned subsidiary of China Netcom Group. As such, both CNC BVI and China Netcom Group are connected persons of the Company. The relevant applicable percentage ratios under Rule 14.07 of the Hong Kong Listing Rules in respect of the Acquisition exceed 25% but are below 100%. Accordingly, under the Hong Kong Listing Rules, the Acquisition constitutes both a connected transaction and a major transaction for the Company.

An Independent Board Committee has been established by the Company to advise the Independent Shareholders in respect of the terms of the Acquisition and the terms of the Non-exempt Continuing Connected Transactions. In this respect, CSFB has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

CICC, Citigroup and Goldman Sachs are the financial advisers to the Company in respect of the Acquisition.

The purpose of this circular is to provide you with further information relating to the Acquisition and the Continuing Connected Transactions and to seek your approval of the ordinary resolutions set out in the Notice of Extraordinary General Meeting at the end of this circular. The recommendation from the Independent Board Committee to the Independent Shareholders is set out on pages 36 to 37 of this circular and the letter from CSFB is set out on pages 38 to 58 of this circular.

ACQUISITION OF THE TARGET BVI COMPANY

Acquisition Agreement

Date      :   12 September 2005
Parties   :   (1) Vendor       :  China Netcom Group Corporation (BVI) Limited
              (2) Purchaser    :  China Netcom Group Corporation (Hong Kong)
                                  Limited
              (3) Warrantor    :  China Network Communications Group Corporation

Pursuant to the Acquisition Agreement, the Company has agreed, subject to certain conditions, to acquire from CNC BVI the entire equity interest in the Target BVI Company for a purchase price of RMB12,800 million (equivalent to approximately HK$12,282 million). Upon completion of the Acquisition, the Target BVI Company will become a wholly-owned subsidiary of the Company.

China Netcom Group has given warranties, representations and undertakings in respect of CNC BVI's title in the Target BVI Company and the Target Company, the operations and assets and liabilities of the Target Company and the legal status of those companies.

The Target BVI Company holds the entire equity interest in the Target Company which in turn owns the assets and liabilities and the business operations for the provision of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in the Target Regions in the PRC. As a result of the Acqusition, the Company will assume the bank and other loans less cash and bank deposits of the Target Company in the amount of RMB 23,209 million (equivalent to approximately HK$22,269 million) as of 30 June 2005. As of 30 June 2005, the Target Company had a total of approximately 28.86 million fixed-line subscribers and approximately 2.78 million broadband subscribers. The Target Company had approximately 90.2% market share of fixed-line telephone services and approximately 90.7% market share of broadband services in the Target Regions as of 30 June 2005.

THE CONSIDERATION FOR THE ACQUISITION

The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. The purchase price of the Acquisition is RMB12,800 million (equivalent to approximately HK$12,282 million), and consists of payment of an initial cash consideration and a deferred consideration.

The purchase price of the Acquisition was determined based on various factors, including the quality of the assets being acquired, their growth prospects, earnings potential, competitive advantages in their respective markets and the prospective profit contributions by the Target Company to the Group, as well as by reference to other financial and operational factors. The purchase price for the Acquisition represents a multiple of approximately 6.0 times the Target Group's forecast profit for the year ending 31 December 2005 (including an estimated upfront connection fee of approximately RMB735 million (equivalent to approximately HK$705 million)), which is unlikely to be less than RMB2,150 million (equivalent to approximately HK$2,063 million). In addition, the Company will assume the bank and other loans less cash and bank deposits of the Target Company in the amount of RMB23,209 million (equivalent to approximately HK$22,269 million) as of 30 June 2005 as a result of the Acquisition.

The initial consideration of RMB3,000 million (equivalent to approximately HK$2,879 million) will be satisfied on completion of the Acquisition by payment in cash in RMB.

The deferred consideration, in the amount of RMB9,800 million (equivalent to approximately HK$9,403 million), represents the difference between the total consideration and the initial consideration. From the date of completion of the Acquisition, the Company will, at half-yearly intervals, repay part of the deferred consideration and pay interest to CNC BVI on the actual amount of deferred consideration remaining outstanding. The repayment of deferred consideration at each half-yearly interval will be in equal amount of RMB980 million (equivalent to approximately HK$940 million). Interest is accrued daily and is payable at the rate of 5.265% per annum, being 10% discount to the benchmark RMB lending rate of 5.85% per annum of commercial banks in the PRC in respect of loans with tenure of five years as published by the People's Bank of China and prevailing at 12:00 noon (Beijing time) on 8 September 2005, being two Business Days immediately preceding the date of the Acquisition Agreement.

The payment of the deferred consideration and the interest payments can be made in RMB or US dollars as agreed between CNC BVI and the Company. Any payment made in US dollars will be based on the Federal Reserve noon-buying rate between US dollars and RMB which is quoted as of 12:00 noon (New York City time) on the day which is two business days immediately prior to the date of payment.

The deferred consideration is payable within five years after the date of completion of the Acquisition. The Company may, from time to time, prepay all or part of the outstanding deferred consideration, at any time after completion until the fifth anniversary of the completion of the Acquisition, without penalty.

The Board takes the view that the consideration payable by the Company for the Target BVI Company and the other terms of the Acquisition are fair and reasonable. In particular, the Board is of the view that the terms of the deferred consideration are more favourable than the usual terms of a commercial bank loan of a similar size and term. The Board is of the view that the Acquisition is in the interests of the Company and its investors and recommends the Independent Shareholders to vote in favour of the ordinary resolution to approve the Acquisition at the Extraordinary General Meeting.

FINANCING OF THE ACQUISITION

The Company intends to finance the initial consideration using existing internal cash resources. The Company intends to finance the deferred consideration using internal cash resources and/or proceeds from future external financing.

CONDITIONS OF THE COMPLETION OF THE ACQUISITION

Completion of the Acquisition is conditional upon the fulfilment or waiver (where available) of the following conditions, among others, on or before 31 December 2005 or such other date as the Company, CNC BVI and China Netcom Group may agree:

(a) the passing of resolutions by the Independent Shareholders approving the Acquisition and the Non-exempt Continuing Connected Transactions;

(b) there having been no material adverse change to the financial condition, business operations, or prospects of the Target Company; and

(c) the receipt of various approvals from the relevant PRC regulatory authorities.

Certain PRC regulatory approvals have been obtained. The Target Company currently has a legal person business licence as a limited liability company. Upon approval by the relevant Chinese regulatory authorities, the legal person business licence of the Target Company will be replaced by a new one issued by the State Administration for Industry and Commerce to reflect its status as a wholly foreign-owned enterprise. The business of the Target Company will not be affected by the process of issuance of such new business licence.

The Acquisition shall be completed following the fulfilment or waiver (where applicable) of the above conditions, and is expected to take place on 31 October 2005, or such other date as may be agreed between CNC BVI, China Netcom Group and the Company, following notification by the Company to CNC BVI and China Netcom Group of the fulfilment or waiver of all the conditions. If any of the above-mentioned conditions is not fulfilled or waived by 31 December 2005, or such other date as CNC BVI, China Netcom Group and the Company may agree, the Acquisition Agreement shall lapse.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company is a leading fixed-line telecommunications services provider in China and a leading international data communications services provider in the Asia-Pacific region. Its northern service region covers the area of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province in China. Its southern service region covers the area of Shanghai Municipality and Guangdong Province in China. It is also the only telecommunications company in China that operates an extensive regional data network and offers international data services in the Asia-Pacific region.

The Board believes that the Acquisition represents an important opportunity for the Group to increase coverage and achieve further growth, improve its service capabilities, capture operating synergy and improve management efficiency. In addition, the Acquisition will allow the Company to further benefit from the sustained growth of the telecommunications industry in China and create long-term value to Shareholders.

(A) ..Increase coverage and achieve further growth

One of the Company's strategies is to explore external growth opportunities through targeted mergers and acquisitions. The Acquisition will significantly expand the geographic coverage of the Company. The Target Regions have a total population of approximately 122 million with GDP per capita of RMB11,446 in 2004, or approximately 9.0% over China's national average, according to the National Bureau of Statistics of China. The GDP in the Target Regions grew approximately 13.8% between 2003 and 2004, compared with a growth rate of approximately 9.5% during the same period for China. The 30.5 million fixed-line subscribers in the Target Regions represented approximately 9.8% of the total fixed-line subscribers in China in 2004. With the addition of the operations of the Target Company, the Group's combined service area, subscriber base, revenue and net profit will be significantly enlarged, further solidifying the Group's position as the dominant telecommunications provider in northern China and allowing the Group to better capture the growth potentials in the Chinese telecommunications industry.

The table below sets out the pro forma revenues, EBITDA and net profit of the Combined Group for the year ended 31 December 2004 and for the six months ended 30 June 2005 assuming that the Acquisition had taken place on 1 January 2004 and 1 January 2005 respectively. The following information is derived from the unaudited pro forma combined income statements of the Combined Group for the year ended 31 December 2004 and for the six months ended 30 June 2005, which are included in Appendix IV to this circular.


                                          For the year ended 31             For the six months ended 30
                                               December 2004                         June 2005
                                        Before Acquisition      After       Before Acquisition      After
                                                             Acquisition                        Acquisition
                                             The      Target    Combined  The Group      Target    Combined
                                           Group      Group        Group  Historical      Group       Group
                                       Historical  Historical            (unaudited) Historical
                                       Restated(1)   audited)                         (audited)
                                              (RMB in millions)                 (RMB in millions)

Revenues                                   64,922    18,616       83,538     33,724      9,712      43,436
EBITDA(2)                                  34,172     8,529       42,701     19,032      5,463      24,495
Profit from operations before              15,511     2,114       18,200      9,882      2,282      12,098
revaluation deficit
Deficit on revaluation of property,             -   (11,318)     (11,318)         -          -           -
plant and equipment
Net profit/(loss)                           9,230    (6,531)       2,594      6,358      1,330       7,386


(1) Historical financial information of the Group for the year ended 31 December 2004 has been restated to reflect the impacts of the adoption of the new and revised HKFRS which are effective for accounting periods beginning on or after 1 January 2005.

(2) EBITDA refers to the earnings before finance costs, interest income, dividend income, taxation, depreciation and amortisation, share of loss of associated companies, and minority interests. EBITDA is not a measure of financial performance or of liquidity under HKFRS because EBITDA is not uniformly defined. EBITDA should not be considered a substitute for or superior to the Company's results prepared under HKFRS as it cannot be used to measure operating results and liquidity and does not represent operating cash flows. In addition, it may not be comparable to similarly titled indicators of other companies.

The table below sets out the subscriber bases of the Group, the Target Company, and the Combined Group on an aggregate basis as of 31 December 2004:

                                                          Target     Combined
                                            The Group    Company        Group

Fixed-line subscribers (in thousands)         80,383       27,696      108,079
Including: Personal Handyphone System
("PHS") subscribers (in thousands)            15,073        7,051       22,124
Broadband subscribers (in thousands)           6,218        2,274        8,492


(B)   Improve the Group's service capabilities

In the Target Regions, the Target Company is the incumbent fixed-line operator and owns extensive local access networks and broad customer relationships. Since the Target Regions are contiguous to the Group's current northern service region, the Combined Group has significant advantages in servicing large and medium corporate customers, especially those with business operations across regions. The Combined Group can improve its service qualities and capabilities by applying knowledge from the Group's service regions to the Target Regions and through shared marketing strategies and expanded sales channels to better meet customers' evolving telecommunications demands. The Combined Group will also be able to enjoy significant cost advantages in developing and promoting broadband and value-added services.

(C)   Capture operating synergy and improve management efficiency

The Board believes that the Acquisition represents an important opportunity to create additional shareholders' value for the Combined Group through streamlined organisational structure, improved management efficiency, and reduced operating cost. It is intended that, as soon as practicable after the completion of the Acquisition, the operations, assets and liabilities of the Target Company will be merged with those of CNC China. Thereafter, all of the Combined Group's telecommunications businesses in China will be conducted through CNC China. The Board believes that this streamlined organisational structure will allow the Combined Group to better manage its business across the combined service regions and improve management accountability. In addition, the Board believes that the Combined Group will be able to achieve greater economies of scale, operational efficiency and synergies from the Acquisition by consolidating various managerial functions including strategic and investment planning, corporate procurement, treasury and financial management, human resources and employee training, development and maintenance of information technology infrastructure and other general corporate services.

THE REORGANISATION

In preparation for the Acquisition, the Target Company was incorporated on 9 August 2005 as a wholly owned subsidiary of China Netcom Group and the Target BVI Company was incorporated on 27 July 2005 as a wholly owned subsidiary of CNC BVI. China Netcom Group's fixed-line telecommunications assets and related liabilities (other than the international gateway and related international network assets, as well as the inter-provincial fiber-optic network and related assets and liabilities) in the Target Regions, were transferred to the Target Company. Pursuant to the Equity Interest Injection Agreement, the entire equity interest in the Target Company was injected into CNC BVI by China Netcom Group, and then the entire equity interest in the Target Company was injected into the Target BVI Company by CNC BVI.

After the completion of the Acquisition, the Target BVI Company, which owns the entire equity interest of the Target Company, will become a wholly owned subsidiary of the Company.

Subject to relevant regulatory approvals, it is intended that as soon as practicable after the completion of the Acquisition, the operations, assets and liabilities of the Target Company will be merged with that of CNC China by way of merger by absorption so that all the telecommunications businesses of the Combined Group in China will be conducted through CNC China. It is also intended that both the Target BVI Company and the Target Company will be liquidated.

Set out below are the shareholding structures and main operating subsidiaries of the Company immediately prior to the Acquisition, immediately following completion of the Acquisition and after completion of the Acquisition and the merger by absorption.


                 Corporate structure immediately prior to the Acquisition


----------------------------
|      China Network        |
|     Communications        |
|    Group Corporation      |
| ("China Netcom Group")    |
|        (PRC)(3)           |
----------------------------
             | 100%
----------------------------    ---------------------------      ---------------------------
|    China Netcom Group     |   |                          |     |                          |
| Corporation (BVI) Limited |   |Five PRC Shareholders(1)  |     |  Public Shareholders(1)  |
|      ("CNC BVI")          |   |                          |     |                          |
|(British Virgin Islands)(3)|   |                          |     |                          |
----------------------------    ---------------------------      ---------------------------
             | 100%   |70.49%(2)             | 4.51%(2)                       |  25.00%
             |         -------------------------------------------------------
----------------------------      -------------------------
|  China Netcom Group New   |    |   China Netcom Group    |
|  Horizon Communications   |    |   Corporation (Hong     |
| Corporation (BVI) Limited |    |      Kong) Limited      |
|   ("Target BVI Company")  |    |       ("Company")       |
|(British Virgin Islands)(3)|    |      (Hong Kong)(3)     |
----------------------------      -------------------------
             |                               |
             |                       -----------------------------
             | 100%                 | 100%                        | 100%
----------------------------      ----------------------    --------------------------
|  China Netcom Group New   |    | China Netcom (Group) |  | China Netcom Corporation |
|  Horizon Communications   |    |   Company Limited    |  |  International Limited   |
|   Corporation Limited     |    |    (CNC China")      |  |       (Bermuda)(3)       |
|    ("Target Company")     |    |       (PRC)(3)       |  |                          |
|          (PRC)(3)         |    |                      |  |                          |
----------------------------      ----------------------   ---------------------------
:   Operating in:(4)               :    Operating in:(4)           |
:-  Heilongjiang Province          : -  Beijing Municipality   -----------------------
:-  Jilin Province                 : -  Tianjin Municipality  |     Asia Netcom       |
:-  Neimenggu Autonomous Region    : -  Hebei Province        | Corporation Limited   |
:-  Shanxi Province                : -  Henan Province        |   ("Asia Netcom")     |
                                   : -  Shandong Province     |     (Bermuda)(3)      |
                                   : -  Liaoning Province      -----------------------
                                   : -  Shanghai Muncipality
                                   : -  Guangdong Province



                 Corporate structure immediately following completion of the Acquisition


----------------------------
|      China Network        |
|     Communications        |
|    Group Corporation      |
| ("China Netcom Group")    |
|        (PRC)(3)           |
----------------------------
             | 100%
----------------------------    ---------------------------      ---------------------------
|    China Netcom Group     |   |                          |     |                          |
| Corporation (BVI) Limited |   | Five PRC Shareholders(1) |     |    Public Shareholders   |
|      ("CNC BVI")          |   |                          |     |                          |
|(British Virgin Islands)(3)|   |                          |     |                          |
----------------------------    ---------------------------      ---------------------------
             | 70.49%(2)                     | 4.51%(2)                       |  25.00%
             | ---------------------------------------------------------------|
                                             |
                      -----------------------------------------------------
                      |  China Netcom Group Corporation (Hong Kong)Limited)|
                      |                  ("Company")                       |
                      |                  (Hong Kong)(3)                    |
                      -----------------------------------------------------
                           |                 |
                           |                 |
             --------------                  |
             |                      -------------------------------
             | 100%                 | 100%                        | 100%
----------------------------      ----------------------    --------------------------
|  China Netcom Group New   |    | China Netcom (Group) |  | China Netcom Corporation |
|  Horizon Communications   |    |   Company Limited    |  |  International Limited   |
| Corporation (BVI) Limited |    |    ("CNC China")     |  |       (Bermuda)(3)       |
|    ("Target BVI Company") |    |       (PRC)(3)       |  |                          |
|(British Virgin Islands)(3)|    |                      |  |                          |
----------------------------      ----------------------   ---------------------------
             |                    :                                 |
             |                    :                                 |
             | 100%               : - Operating in:(4)              | 100%
----------------------------      :                            -----------------------
|  China Netcom Group New   |     : -  Beijing Municipality   |     Asia Netcom       |
|  Horizon Communications   |     : -  Tianjin Municipality   | Corporation Limited   |
| Corporation Limited       |     : -  Hebei Province         |   ("Asia Netcom")     |
|   ("Target Company")      |     : -  Henan Province         |     (Bermuda)(3)      |
|         (PRC)(3)          |     : -  Shandong Province       -----------------------
----------------------------      : -  Liaoning Province
:                                 : -  Shanghai Muncipality
:                                 : -  Guangdong Province
:   Operating in:(4)
:-  Heilongjiang Province
:-  Jilin Province
:-  Neimenggu Autonomous Region
:-  Shanxi Province



                 Corporate structure after completion of the Acquisition and the merger by absorption


----------------------------
|      China Network        |
|     Communications        |
|    Group Corporation      |
| ("China Netcom Group")    |
|        (PRC)(3)           |
----------------------------
             | 100%
----------------------------    ---------------------------      ---------------------------
|    China Netcom Group     |   |                          |     |                          |
| Corporation (BVI) Limited |   | Five PRC Shareholders(1) |     |    Public Shareholders   |
|      ("CNC BVI")          |   |                          |     |                          |
|(British Virgin Islands)(3)|   |                          |     |                          |
----------------------------    ---------------------------      ---------------------------
             | 70.49%(2)                     | 4.51%(2)                       |  25.00%
             | ---------------------------------------------------------------|
                                             |
                      -----------------------------------------------------
                      |  China Netcom Group Corporation (Hong Kong) Limited|
                      |                  ("Company")                       |
                      |                  (Hong Kong)(3)                    |
                      -----------------------------------------------------
                                             |
                                             |
                                             |
                                    -------------------------------
                                   |                              |
                                   | 100%                         | 100%
                                ----------------------    ---------------------------
                               | China Netcom (Group) |  | China Netcom Corporation |
                               |   Company Limited    |  |  International Limited   |
                               |    ("CNC China")     |  |       (Bermuda)(3)       |
                               |       (PRC)(3)       |  |                          |
                               |                      |  |                          |
                                ----------------------    ---------------------------
                                  :                                 |
                                  :                                 |
                                  : - Operating in:(4)              | 100%
                                  :                            -----------------------
                                  : -  Beijing Municipality   |     Asia Netcom       |
                                  : -  Tianjin Municipality   | Corporation Limited   |
                                  : -  Hebei Province         |   ("Asia Netcom")     |
                                  : -  Henan Province         |     (Bermuda)(3)      |
                                  : -  Shandong Province       -----------------------
                                  : -  Liaoning Province
                                  : -  Shanghai Muncipality
                                  : -  Guangdong Province
                                  :-  Heilongjiang Province
                                  :-  Jilin Province
                                  :-  Neimenggu Autonomous Region
                                  :-  Shanxi Province


(1) The five PRC Shareholders, all of which are established in the PRC, are the Chinese Academy of Sciences, Information and Network Center of the State Administration of Radio, Film and Television, China Railways Telecommunications Center, Shanghai Alliance Investment Limited, and Shandong Provincial State-owned Assets Supervision and Administration Commission.

(2) All of the ordinary shares owned by the five PRC Shareholders are registered in the name of China Netcom Group Corporation (BVI) Limited, or CNC BVI, which holds such ordinary shares in trust for each of the five PRC Shareholders. Consequently, the ownership percentage of the five PRC Shareholders in the charts above reflects the aggregate beneficial interests of these Shareholders as held through CNC BVI. The ownership percentage of CNC BVI as indicated in the charts above reflects CNC BVI's own beneficial ownership.

(3)   Indicates jurisdiction of incorporation.

(4) The provincial businesses are operated under local branch offices of CNC China or the Target Company (as the case may be) and these local branch offices are not legal entities.

FINANCIAL INFORMATION OF THE TARGET GROUP

The following are the combined income statements of the Target Group for each of the three years ended 31 December 2002, 2003 and 2004 and for the six-month periods ended 30 June 2004 and 2005, as extracted from the audited financial statements of the Target Group prepared in accordance with HKFRS included in Appendix II to this circular.


                                                        Year ended 31 December        Six months ended 30
                                                                                             June
                                                         2002        2003       2004       2004       2005
                                                          RMB         RMB        RMB        RMB        RMB
                                                      million     million    million    million    million

Revenues                                               16,232      17,700     18,616      9,315      9,712

Operating expenses
Depreciation and amortisation                          (5,988)     (6,317)    (6,426)    (3,196)    (3,184)
Networks, operations and support                       (4,087)     (3,118)    (2,426)      (960)      (992)
Staff costs                                            (2,602)     (3,398)    (3,891)    (1,892)    (1,759)
Selling, general and administrative expenses           (2,245)     (3,269)    (3,311)    (1,736)    (1,369)
Other operating expenses                                 (380)       (537)      (459)      (225)      (129)

Total operating expenses                              (15,302)    (16,639)   (16,513)    (8,009)    (7,433)

Operating profit before  interest income and              930       1,061      2,103      1,306      2,279
deficit on revaluation of property, plant and
equipment
Interest income                                            28          16         11          5          3
Deficit on revaluation of property, plant and               -           -    (11,318)         -          -
equipment

Profit/(loss) from operations                             958       1,077     (9,204)      1,311      2,282
Finance costs                                          (1,283)     (1,270)      (998)       (500)      (501)

Profit/(loss) before taxation                            (325)       (193)   (10,202)        811      1,781
Taxation                                                  423         398      3,671        (102)      (451)

Profit/(loss) for the year/period                          98         205     (6,531)        709      1,330

The following are the combined balance sheets of the Target Group as at 31 December 2002, 2003 and 2004 and as at 30 June 2005, as extracted from the audited financial statements of the Target Group prepared in accordance with HKFRS included in Appendix II to this circular.


                                                                   As at 31 December              As at 30
                                                                                                      June
                                                                 2002        2003         2004        2005
                                                                  RMB         RMB          RMB          RMB
                                                              million     million      million      million

Assets
Current assets
Cash and bank deposits                                          1,097       1,114          580         466
Accounts receivable                                             1,121       1,175        1,486       1,859
Inventories and consumables                                       291         209          302         273
Prepayments and other receivables                                 739         582          436         366
Due from ultimate holding company and fellow                      141          94          714         166
subsidiaries

Total current assets                                            3,389       3,174        3,518       3,130

Non-current assets
Lease prepayments for land                                        466         450          480         437
Property, plant and equipment                                  44,588      47,719       42,110      39,327
Construction in progress                                        3,518       2,354        2,995       3,178
Intangible assets                                                  58          91           66         121
Deferred costs                                                    668         672          654         593
Deferred tax assets                                             1,663       2,076        1,410       1,143
Other non-current assets                                           14          11            9           -

Total non-current assets                                       50,975      53,373       47,724      44,799

Total assets                                                   54,364      56,547       51,242      47,929

Liabilities and equity
Current liabilities
Accounts payable                                                5,632       5,409        6,472       6,091
Accruals and other payables                                     1,639       1,267        1,513       1,319
Short-term bank loans                                          10,219      15,774       15,543      16,978
Current portion of long-term bank and other loans               5,727       3,676        4,457       3,484
Due to ultimate holding company and fellow subsidiaries         1,231       1,448        1,836       1,866
Current portion of deferred revenues                            2,140       2,170        2,223       1,954
Current portion of provisions                                   1,495       1,550        1,531       1,513
Taxation payable                                                  105         185          165          97

Total current liabilities                                      28,188      31,479       33,740      33,302

Net current liabilities                                       (24,799)    (28,305)     (30,222)    (30,172)

Total assets less current liabilities                          26,176      25,068       17,502      14,627

Non-current liabilities
Long-term bank and other loans                                 10,924       7,863        4,191       3,213
Deferred revenues                                               3,963       2,981        2,171       1,860
Provisions                                                      1,181       1,153        1,431       1,369
Deferred tax liabilities                                        2,497       2,759          255          50
Other non-current liabilities                                      57          29           24           4

Total non-current liabilities                                  18,622      14,785        8,072       6,496

Total liabilities                                              46,810      46,264       41,812      39,798

Owners' equity                                                  7,554      10,283        9,430       8,131

Total liabilities and equity                                   54,364      56,547       51,242      47,929

Prior to the completion of the Reorganisation, the Target Group has distributed its profits for the six months ended 30 June 2005, which amounted to RMB930 million (equivalent to approximately HK$892 million), to China Netcom Group. Further detailed information in respect of the Target Group's historical results of operations and financial position is set out in Appendix II to this circular.

PROSPECTIVE FINANCIAL INFORMATION

The Company and the Target Group have prepared certain prospective financial information for the year ending 31 December 2005 in compliance with Rule 14A.56(8) and Rule 14.62 of the Hong Kong Listing Rules. Neither the Target Group nor the Company intends to update this information during the year or to update such information in future years, although the Directors are aware of the requirements of Rule 13.09 notes 9 and 10 of the Hong Kong Listing Rules. This information is necessarily based upon a number of assumptions that, while presented with numerical specificity and considered reasonable by the Target Group, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company or the Target Group, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that these results will be realised. The prospective financial information presented below may vary from actual results, and these variations may be material.

The Company and the Target Group believe that, on the bases and the assumptions discussed in Appendix V to this circular and in the absence of unforeseen circumstances, the Target Group's forecast combined profit for the year ending 31 December 2005 (including an estimated upfront connection fee of approximately RMB735 million (equivalent to approximately HK$705 million)) under HKFRS is unlikely to be less than RMB2,150 million (equivalent to approximately HK$2,063 million).

The bases and assumptions for the preparation of the profit forecast is set out in Appendix V to this circular and the texts of the letters from PricewaterhouseCoopers, CICC, Citigroup and Goldman Sachs in respect of the profit forecast are also set out in Appendix V to this circular.

The Company and the Target Group are not currently aware of any extraordinary items which have arisen or are likely to arise in respect of the year ending 31 December 2005 which would affect the prospective financial information presented.

RELATIONSHIP WITH CNC BVI AND CHINA NETCOM GROUP

CNC BVI is a company incorporated in the British Virgin Islands and is the immediate holding company of the Company. CNC BVI is an investment holding company.

China Netcom Group is a state-owned enterprise established under the laws of the PRC and is the ultimate holding company of the Company. China Netcom Group is the second largest fixed-line telecommunications operator in China. China Netcom Group owns and operates its fixed-line telecommunications networks, and provides telecommunications services including fixed-line telephone, broadband and other Internet-related services in all provinces, municipalities and autonomous regions in China (including the Target Regions prior to the completion of the Acquisition) that are outside the Group's existing northern and southern service regions (which include Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Shanghai Municipality and Guangdong Province).

As at the Latest Practicable Date, China Netcom Group beneficially owned 100% of CNC BVI's issued share capital, and CNC BVI beneficially owned approximately 70.49% of the Company's issued share capital. CNC BVI and China Netcom Group are therefore connected persons of the Company.

In connection with the initial public offering of the Company in November 2004, China Netcom Group has, by a letter of undertakings that is legally binding indefinitely, undertaken that it will support the Group's existing operations and future development, including that the Company will be treated equally with any other operators of fixed-line telephone, broadband, Internet and certain other telecommunications services that are controlled by China Netcom Group and the Company will have the option to provide additional telecommunications services in the service regions that fall within China Netcom Group's scope of business.

CONTINUING CONNECTED TRANSACTIONS

In October 2004, CNC China, a wholly-owned subsidiary of the Company, entered into certain agreements with China Netcom Group to regulate certain ongoing transactions between CNC China on the one hand and China Netcom Group and its subsidiaries or Associates (other than the Group) on the other. These transactions are continuing connected transactions of the Company under the Hong Kong Listing Rules. In respect of some of these continuing connected transactions, annual caps representing the maximum aggregate annual value of consideration payable under these transactions have been set. The Group has complied with these caps for the financial year ended 31 December 2004 and also for the period commencing from 1 January 2005 and ending on the date of this circular.


It is expected that after completion of the Acquisition, similar ongoing transactions will be conducted between the Target Company on the one hand and China Netcom Group and its subsidiaries or Associates (other than the Combined Group) on the other. These transactions will, after completion of the Acquisition, become continuing connected transactions of the Company. In order to facilitate the management of all continuing connected transactions of the Company in China after the completion of the Acquisition, the Target Company, CNC China and China Netcom Group entered into certain connected transactions agreements on 12 September 2005 to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or Associates (other than the Combined Group) on the one hand and the Combined Group on the other, in respect of the Combined Group's operations in 12 provinces, municipalities and autonomous region in China. These agreements will replace the existing connected transaction agreements between CNC China and China Netcom Group if and when the Acquisition completes. These agreements are summarised below:

Domestic Interconnection Settlement Agreement

The Target Company, CNC China and China Netcom Group entered into the Domestic Interconnection Settlement Agreement on 12 September 2005. Pursuant to the Domestic Interconnection Settlement Agreement, the parties agreed to interconnect the network of China Netcom Group on the one hand and that of CNC China and the Target Company (together with CNC China, the "Combined Operating Group") on the other and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.

For domestic long distance voice services between China Netcom Group and the Combined Operating Group, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute (in case where the call terminates within the network of either China Netcom Group or the Combined Operating Group) or RMB0.09 per minute (in case where the call terminates outside the network of either China Netcom Group or the Combined Operating Group).

The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

The Domestic Interconnection Settlement Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

International Long Distance Voice Services Settlement Agreement

CNC China and China Netcom Group entered into the International Long Distance Voice Services Settlement Agreement on 12 September 2005. Pursuant to the International Long Distance Voice Services Settlement Agreement, the parties agreed to interconnect the networks of China Netcom Group and CNC China and settle the charges received in respect of international long distance voice services on a quarterly basis.

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of outbound international long distance voice services.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators (other than the Company and its controlled entities) less the amount paid to China Netcom Group at the rate of RMB0.06 per minute (in case where the call terminates within the network of China Netcom Group) or RMB0.09 per minute (in case where the call terminates within the network of other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of inbound international long distance voice services.

The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

The International Long Distance Voice Services Settlement Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If CNC China notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

The transactions under the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement will be subject to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders' approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

Property Leasing Agreement

The Target Company, CNC China and China Netcom Group entered into the Property Leasing Agreement on 12 September 2005. Pursuant to the Property Leasing
Agreement:

(i) the Combined Operating Group leases to China Netcom Group a total of 54 buildings and units with an aggregate floor area of approximately 4,300 square metres located throughout the Combined Operating Group's service regions, for use as offices and other ancillary purposes; and

(ii) China Netcom Group leases to the Combined Operating Group a total of 22 parcels of land with an aggregate site area of approximately 26,700 square metres and 42,097 buildings and units with an aggregate floor area of approximately 9,264,000 square metres located throughout the Combined Operating Group's service regions, for use as offices, telecommunications equipment sites and other ancillary purposes.

The charges payable by the Combined Operating Group and by China Netcom Group under the Property Leasing Agreement are based on market rates or the depreciation and maintenance charges in respect of each property, provided such depreciation and maintenance charges shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. Sallmanns, the independent property valuer of the Company, has reviewed the Property Leasing Agreement, and has confirmed that the rental charges payable by the Combined Operating Group under the Property Leasing Agreement are no higher than prevailing market rates and the rental charges payable by China Netcom Group under the Property Leasing Agreement are fair and reasonable.

The Property Leasing Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

For the three years ended 31 December 2002, 2003 and 2004, the rental charges that the Combined Operating Group paid to China Netcom Group amounted to RMB
43.79 million, RMB 52.56 million and RMB 316 million, respectively. For the same periods, the rental charges paid by China Netcom Group to the Combined Operating Group amounted to RMB 1 million, RMB 4 million and RMB 3.11 million, respectively.

Prior to the restructuring implemented for the purpose of the Company's listing in 2004, CNC China only leased a small number of properties (less than 2,000 in each of the two years ended 31 December 2002 and 2003). Prior to the Reorganisation, the Target Company also only leased a very small number of properties. As a result of the restructuring for the Company's listing and the Acquisition, many more properties will be leased from China Netcom Group to the Combined Operating Group and from the Combined Operating Group to China Netcom Group under the Property Leasing Agreement. The total rental charges payable by the Combined Operating Group to China Netcom Group in each of the three financial years ending 31 December 2005, 2006 and 2007 are not expected to exceed RMB1,250 million, and the total rental charges receivable by the Combined Operating Group from China Netcom Group in each of the three financial years ending 31 December 2005, 2006 and 2007 are not expected to exceed RMB35 million. Accordingly, these amounts have been set as the proposed caps for this connected transaction.

Property Sub-leasing Agreement

The Target Company, CNC China and China Netcom Group entered into the Property Sub-leasing Agreement on 12 September 2005. Pursuant to the Property Sub-leasing Agreement, China Netcom Group agreed to sub-let to the Combined Operating Group a total of 84 parcels of land and 6,263 building and units owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes.

The amounts payable by the Combined Operating Group under the Property Sub-leasing Agreement are the same as the rental charges and other fees (including management fees) payable by China Netcom Group to the relevant third parties.

The Property Sub-leasing Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

The above property sub-leasing arrangement did not exist in respect of CNC China prior to the restructuring implemented for the purpose of the Company's listing in 2004. Such arrangement also did not exist in respect of the Target Company prior to the Reorganisation. The total amount paid by the Group for sub-let properties for the second half of the financial year ended 31 December 2004 (during which period the restructuring for the Company's listing has been effective) was RMB 33 million. Based on the number of properties to be sub-let under the Property Sub-leasing Agreement and the rental charges and other fees payable under the underlying lease agreements, the total amount payable by the Combined Operating Group to China Netcom Group for property sub-leasing in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB100 million. Accordingly, the amount has been set as the proposed cap for this connected transaction.

Master Sharing Agreement

The Target Company, CNC China and China Netcom Group entered into the Master Sharing Agreement on 12 September 2005. Pursuant to the Master Sharing
Agreement:

(a) the Combined Operating Group will provide customer relationship management services for large enterprise customers of China Netcom Group;

(b) the Combined Operating Group will provide network management services to China Netcom Group;

(c) the Combined Operating Group will share with China Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, human resources and other related matters of both the Combined Operating Group and China Netcom Group;

(d) the Combined Operating Group will provide to China Netcom Group supporting services such as billing and settlement provided by the business support centre;

(e) China Netcom Group will provide to the Combined Operating Group supporting services, including telephone card production, development and related services and IC card inter-provincial and inter-network clearing services;

(f) China Netcom Group will provide to the Combined Operating Group certain other shared services, including advertising, publicity, research and development, business hospitality, maintenance and property management;

(g) China Netcom Group will provide certain office space in its headquarters to the Combined Operating Group for use as its principal executive office; and

(h) the Combined Operating Group and China Netcom Group will share the revenues received by China Netcom Group from other operators whose networks interconnect with the Internet backbone network of China Netcom Group and will share the monthly connection fee that China Netcom Group pays to the State Internet Switching Centre.

The Combined Operating Group and China Netcom Group own certain equipment and facilities forming the Internet backbone network of China Netcom Group. This Internet backbone network interconnect with the networks of other operators. Such interconnection generates revenue which is settled with China Netcom Group and shared between China Netcom Group and the Combined Operating Group under the Master Sharing Agreement. Prior to the Master Sharing Agreement coming into effect, the revenue generated from such interconnection was shared between the Group and China Netcom Group although the transaction is not regulated by the existing Master Sharing Agreement between CNC China and China Netcom Group. The interconnection revenue received by the Group from China Netcom Group and the connection fee paid by the Group to China Netcom Group in the second half of 2004, as well as in the first half of 2005, do not exceed the 0.1% threshold under Rule 14A.33 of the Hong Kong Listing Rules.

The services set out in paragraphs (a) to (g) above and the revenue and fee set out in paragraph (h) above are shared between the Combined Operating Group and China Netcom Group on an on-going basis from time to time and the aggregate costs incurred by the Combined Operating Group or China Netcom Group for the provision of the services set out in paragraphs (a) to (g) above and the revenue and fee receivable and payable by China Netcom Group as referred to in paragraph (h) above are apportioned between the Combined Operating Group and China Netcom Group according to their respective total assets value as shown in their respective financial statements on an annual basis.

The costs of the services provided under the Master Sharing Agreement are not directly related to the volumes of business or revenues of the parties. After completion of the Acquisition, China Netcom Group's primary fixed-line telephone business in the northern part of China will be injected into the Combined Operating Group, and the Group's revenues will be increased as a result. Accordingly, the Board considers that it is more appropriate for the costs of the services, revenues and fees payable or receivable under the Master Sharing Agreement to be shared on the basis of the parties' respective total assets value as opposed to their respective revenues.

The Master Sharing Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

All of the above provision or sharing of services and revenue and fee did not exist in respect of CNC China prior to the restructuring implemented for the purpose of the Company's listing in 2004. Such provision or sharing of services and revenue and fee also did not exist between the Target Company and China Netcom Group prior to the Reorganisation. The total amount paid by the Group to China Netcom Group for the sharing of services under paragraphs (e) to (g) above for the second half of the financial year ended 31 December 2004 (during which period the restructuring for the Company's listing has been effective) was RMB 213 million and the total amount paid by China Netcom Group to the Group for the sharing of services under paragraphs (a) to (d) above for the same period was RMB19 million. Based on the aggregate historical expenditures incurred for the provision of relevant services described in paragraphs (a) to
(g) above, the aggregate historical revenue generated from the interconnection of the Internet backbone network (which interconnection revenue amounted to approximately RMB5.98 million for the second half of 2004) and the projected total assets values of China Netcom Group and the Combined Operating Group, respectively, the aggregate amount receivable by the Combined Operating Group from China Netcom Group in respect of services set out in paragraphs (a) to (d) above and in respect of the revenue set out in paragraph (h) above in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB180 million, and the total amount payable by the Combined Operating Group to China Netcom Group in respect of services set out in paragraphs (e) to (g) and in respect of the fee set out in paragraph (h) above in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB485 million. Accordingly, these amounts have been set as the proposed caps for this connected transaction.

Engineering and Information Technology Services Agreement

The Target Company, CNC China and China Netcom Group entered into the Engineering and Information Technology Services Agreement on 12 September 2005 to govern the arrangements with respect to the provision of certain engineering and information technology-related services to the Combined Operating Group by China Netcom Group. These services include:

(a) the provision of planning, surveying and design services in relation to telecommunications engineering projects;

(b) the provision of construction services in relation to telecommunications engineering projects;

(c) the provision of supervision services in relation to telecommunications engineering projects; and

(d) the provision of information technology services, including office automation, software testing, network upgrade, new business development and support system development.

The charges payable for engineering and information technology-related services described above are determined with reference to market rates. In addition, where the value of any single item of engineering design or supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.

The Engineering and Information Technology Services Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

For the three years ended 31 December 2002, 2003 and 2004, the service charges paid by the Combined Operating Group to China Netcom Group in respect of engineering and information technology-related services amounted to RMB3,759 million, RMB4,198 million and RMB3,821 million, respectively. Based on the historical service charges paid by the Combined Operating Group to China Netcom Group and the extent and volume of the engineering and information technology-related services the Combined Operating Group expects China Netcom Group to provide, the total amount payable by the Combined Operating Group to China Netcom Group for provision of engineering and information technology-related services in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB4,400 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Materials Procurement Agreement

The Target Company, CNC China and China Netcom Group entered into the Materials Procurement Agreement on 12 September 2005 under which:

(a) the Combined Operating Group may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment;

(b) the Combined Operating Group may purchase from China Netcom Group certain products, including cables, modems and yellow pages telephone directories; and

(c) China Netcom Group will provide to the Combined Operating Group storage and transportation services related to the procurement and purchase of materials or equipment under the agreement.

Commission and/or charges for the domestic materials procurement services referred to in paragraph (a) above shall not exceed the maximum rate of 3% of the contract value. Commission and/or charges for the above imported materials procurement services shall not exceed the maximum rate of 1% of the contract value. The price for the purchase of China Netcom Group's products referred to in paragraph (b) above is determined with reference to the following pricing principles and limits:

o    the government fixed price;

o where there is no government fixed price but a government guidance price exists, the government guidance price;

o where there is neither a government fixed price nor a government guidance price, the market price; or

o where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

Commission charges for the storage and transportation services referred to in paragraph (c) above are determined with reference to market rates.

Payments under the Materials Procurement Agreement will be made as and when the relevant equipment or products have been procured and delivered.

The Materials Procurement Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

For the three years ended 31 December 2002, 2003 and 2004, the historical volumes of sale and purchase of equipment and products for the Combined Operating Group amounted to RMB4,910 million, RMB4,892 million and RMB2,944 million, respectively.

Prior to the restructuring implemented for the purpose of the Company's listing in 2004, nearly all of the products and equipment purchased by the Combined Operating Group from China Netcom Group were made as direct purchases, where the relevant products and materials were purchased by China Netcom Group and then resold to the Company. Accordingly, China Netcom Group acted primarily as principal rather than as our agent earning commissions, and no historical figures of a comparable nature are available. Based on the historical volumes of purchases made by the Combined Operating Group and with reference to the level of commission charges set out in the Materials Procurement Agreement, the total amount payable by the Combined Operating Group to China Netcom Group, including both commissions and purchase prices, for each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB2,000 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Ancillary Telecommunications Services Agreement

The Target Company, CNC China and China Netcom Group entered into the Ancillary Telecommunications Services Agreement on 12 September 2005 to govern the arrangements with respect to the provision of ancillary telecommunications services to the Combined Operating Group by China Netcom Group. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisition and servicing and other customers' services.

The charges payable for the services described above are determined with reference to the following pricing principles and limits:

o    the government fixed price;

o where there is no government fixed price but a government guidance price exists, the government guidance price;

o where there is neither a government fixed price nor a government guidance price, the market price; or

o where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.


The service charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.

The Ancillary Telecommunications Services Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

For the three years ended 31 December 2002, 2003 and 2004, the services charges paid by the Combined Operating Group to China Netcom Group for ancillary telecommunications services amounted to RMB1,373 million, RMB1,880 million and RMB789 million, respectively. Based on the historical service charges paid and the estimated extent and volume of ancillary telecommunications services required from China Netcom Group, the total amount payable by the Combined Operating Group to China Netcom Group for provision of ancillary telecommunications services in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB1,200 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Support Services Agreement

The Target Company, CNC China and China Netcom Group entered into the Support Services Agreement on 12 September 2005. Under the Support Services Agreement, China Netcom Group provides the Combined Operating Group with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services and advertising services and other support services.

The charges payable for the services described above are determined with reference to the following pricing principles and limits:

o    the government fixed price;

o where there is no government fixed price but a government guidance price exists, the government guidance price;

o where there is neither a government fixed price nor a government guidance price, the market price; or

o where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

The service charges are settled between the Combined Operating Group and China Netcom Group as and when relevant services are provided.

The Support Services Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

For the three years ended 31 December 2002, 2003 and 2004, the support service charges paid by the Combined Operating Group to China Netcom Group amounted to RMB1,385 million, RMB1,481 million and RMB1,073 million, respectively. Based on the historical service charges paid and the estimated extent and volume of support services required from China Netcom Group, the total amount payable by the Combined Operating Group to China Netcom Group for provision of support services in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB1,610 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Telecommunications Facilities Leasing Agreement

The Target Company, CNC China and China Netcom Group entered into the Telecommunications Facilities Leasing Agreement on 12 September 2005, under which:

(a) China Netcom Group leases inter-provincial fiber-optic cables within the Combined Operating Group's service regions to the Combined Operating Group;

(b) China Netcom Group leases certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to the Combined Operating Group; and

(c) China Netcom Group leases certain other telecommunications facilities required by the Combined Operating Group for its operations.

The rental charges for the leasing of inter-provincial fiber-optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber-optic cables, resources and telecommunications facilities provided that such charges shall not be higher than market rates. The Combined Operating Group shall be responsible for the on-going maintenance of such inter-provincial fiber-optic cables and international telecommunications resources. The Combined Operating Group and China Netcom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in paragraph (c) above. Unless otherwise agreed by the Combined Operating Group and China Netcom Group, such maintenance service charges shall be borne by the Combined Operating Group. If China Netcom Group shall be responsible for maintaining any telecommunications facilities referred to in paragraph (c) above, the Combined Operating Group shall pay to China Netcom Group the relevant maintenance service charges which shall be determined with reference to market rates. Where there are no market rates, the maintenance charges shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to China Netcom Group under the Telecommunications Facilities Leasing Agreement will be settled between the Combined Operating Group and China Netcom Group on a quarterly basis.

The Telecommunications Facilities Leasing Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

The above telecommunications facilities leasing arrangement did not exist in respect of CNC China prior to the restructuring implemented for the purpose of the Company's listing in 2004. Such arrangement also did not exist in respect of the Target Company prior to the Reorganisation. The total charges paid by the Group to China Netcom Group for the lease of telecommunications facilities for the second half of the financial year ended 31 December 2004 (during which period the restructuring for the Company's listing has been effective) was RMB138 million. Based on the annual depreciation charges, the current market rates and the expected telecommunications facilities required to be leased from China Netcom Group, the total amount payable by the Combined Operating Group to China Netcom Group under this leasing agreement in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB600 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Continuing connected transactions relating to Asia Netcom

In preparation for the Company's listing in 2004, certain continuing connected transactions were entered into between Asia Netcom, a wholly owned subsidiary of the Company, and EANL, an indirect wholly owned subsidiary of China Netcom Group. These continuing connected transactions relate to the purchase and lease of telecommunications capacity by Asia Netcom from EANL and the provision of certain management services by Asia Netcom to EANL. These continuing connected transactions will not be affected by the Acquisition and the terms and the annual caps applicable to such transactions will remain unchanged.

COMPLIANCE WITH THE HONG KONG LISTING RULES

Following completion of the Acquisition, the Combined Operating Group will continue to enter into transactions described in the section headed "Continuing Connected Transactions" above. Such transactions would constitute continuing connected transactions for the Company under the Hong Kong Listing Rules for so long as members of China Netcom Group remain as connected persons within the meaning of the Hong Kong Listing Rules.

The Board (including the members of the Independent Board Committee) is of the opinion that the terms of the Continuing Connected Transactions described in the section headed "Continuing Connected Transactions" above have been entered into, and will be carried out, in the ordinary and usual course of business of the Combined Operating Group and on normal commercial terms which are fair and reasonable so far as the interests of the Independent Shareholders of the Company are concerned.

It is expected that, the proposed annual cap for the years 2005 to 2007 for each category of Continuing Connected Transactions under the Master Sharing Agreement, the Ancillary Telecommunications Services Agreement, the Support Services Agreement and the Telecommunications Facilities Leasing Agreement, and the proposed annual cap for the years 2005 to 2007 for charges payable by the Combined Operating Group under both the Property Leasing Agreement and the Property Sub-leasing Agreement and for the charges payable by China Netcom Group under the Property Leasing Agreement, will be less than the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, these transactions will be exempt from the independent shareholders' approval requirements under the Hong Kong Listing Rules, but such transactions will still be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules.

For each category of Continuing Connected Transactions under the Engineering and Information Technology Services Agreement and the Materials Procurement Agreement, as the proposed annual cap will exceed the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules, such transactions will constitute non-exempt continuing connected transactions under Rule 14A.35 of the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders' approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

Under Rule 14A.35(2) of the Hong Kong Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The caps for the Continuing Connected Transactions (other than those under the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement) for each of three years ending 31 December 2005, 2006 and 2007 are set out below:

Continuing Connected Transactions                        Proposed annual cap
                                                         (RMB in millions)
Property Leasing Agreement                               payable by the Combined Operating Group - 1,250
                                                         payable by China Netcom Group - 35
Property Sub-leasing Agreement                           100
Master Sharing Agreement                                 payable by the Combined Operating Group - 485
                                                         payable by China Netcom Group - 180
Engineering and Information Technology Services          4,400
Agreement
Materials Procurement Agreement                          2,000
Ancillary Telecommunications Services Agreement          1,200
Support Services Agreement                               1,610
Telecommunications Facilities  Leasing Agreement         600


Special circumstances exist for both the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement and no cap is proposed in respect of the settlement of domestic and international long distance voice services for the following reasons:

(i) any growth in the domestic and international long distance voice services will necessarily result in increased transaction volumes under the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement, which the Company will not be able to control as it depends entirely on customer usage. Any caps on these transactions will therefore potentially limit the Company's ability to conduct or expand its business in the ordinary course; and

(ii) the settlement rates in respect of long distance voice services are determined with reference to the relevant standard tariff or policies promulgated by the relevant regulatory authorities in China, which are subject to change from time to time, and the Company is not in a position to set the settlement rates at its discretion.

The Company has applied to the Hong Kong Stock Exchange that no caps be proposed for the transactions contemplated under the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement. Such transactions will be subject to the reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders' approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

A notice of the Extraordinary General Meeting to be held in Nathan Room, Conrad Hotel, Hong Kong on 25 October 2005 at 10:00 a.m., is set out at the end of this circular. At the Extraordinary General Meeting, ordinary resolutions will be proposed to approve the Acquisition and the Non-exempt Continuing Connected Transactions. The vote of the Independent Shareholders at the Extraordinary General Meeting on the resolutions approving the Acquisition and the Non-exempt Continuing Connected Transactions shall be taken by poll.

In accordance with the Hong Kong Listing Rules, China Netcom Group, the ultimate holding company of the Company which, through CNC BVI, was beneficially interested in approximately 70.49% of the issued share capital of the Company as at the Latest Practicable Date, and its Associates, will abstain from voting on the resolutions to approve the Acquisition and the Non-exempt Continuing Connected Transactions at the Extraordinary General Meeting.

A form of proxy for use at the Extraordinary General Meeting is enclosed with this circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at 46th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, as soon as practicable and in any event at least 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof should he so wishes.

RECOMMENDATION

CSFB has been retained as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Acquisition and the terms of the Non-exempt Continuing Connected Transactions. CSFB considers that the terms of the Acquisition are on normal commercial terms, and that the terms of the Non-exempt Continuing Connected Transactions are on normal commercial terms and are conducted in the ordinary and usual course of business. Furthermore, CSFB considers that the terms of the Acquisition and the Non-exempt Continuing Connected Transactions to be fair and reasonable from a financial perspective, so far as the Independent Shareholders are concerned, and are in the interest of the Company and its Shareholders as a whole. Accordingly, CSFB advises the Independent Board Committee and the Independent Shareholders that the Independent Shareholders should vote in favour of the Acquisition and the Non-exempt Continuing Connected Transactions. The text of the letter from CSFB containing its advice and the principal factors and reasons it has taken into consideration in arriving at its advice is set out on pages 38 to 58 of this circular.

The Independent Board Committee, having taken into account the advice of CSFB, considers that the terms of the Acquisition and the terms of the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole. Accordingly, the Independent Board Committee recommends that Independent Shareholders vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting to approve the Acquisition and the Non-exempt Continuing Connected Transactions, as detailed in the notice of the Extraordinary General Meeting set out at the end of this circular. The text of the letter from the Independent Board Committee is set out on pages 36 to 37 of this circular.

ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee which sets out its recommendation to the Independent Shareholders, the letter from CSFB which contains its advice to the Independent Board Committee and the Independent Shareholders, and the additional information set out in the appendices to this circular.


                                                    By Order of the Board
                                                China Netcom Group Corporation
                                                     (Hong Kong) Limited
                                                       Zhang Chunjiang
                                                           Chairman

                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE

                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)


                                                          23 September 2005

To the Independent Shareholders

Dear Sir or Madam,

                               MAJOR TRANSACTION,
                           CONNECTED TRANSACTION AND
                       CONTINUING CONNECTED TRANSACTIONS

We refer to the circular (the "Circular") dated 23 September 2005 issued by the Company to its Shareholders of which this letter forms part. The terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 12 September 2005, the Board announced that the Company had entered into the Acquisition Agreement, pursuant to which the Company agreed to acquire and CNC BVI, the Company's immediate holding company, agreed to sell the entire equity interest in the Target BVI Company, subject to certain conditions.

The Independent Board Committee was formed on 15 August 2005 to make a recommendation to the Independent Shareholders as to whether or not the terms of the Acquisition and the terms of the Non-exempt Continuing Connected Transactions, from a financial perspective, are fair and reasonable so far as the Independent Shareholders are concerned, and whether or not the Acquisition and the Non-exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. CSFB has been retained as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Acquisition and the terms of the Non-exempt Continuing Connected Transactions from a financial perspective.

The terms and the reasons for the Acquisition (including arrangements regarding the financing of the Acquisition) are summarised in the Letter from the Chairman set out on pages 6 to 35 of the Circular. The terms of the Non-exempt Continuing Connected Transactions are also summarised in the Letter from the Chairman.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for the Acquisition, the terms of the Non-exempt Continuing Connected Transactions and the basis upon which their terms have been determined. We have also considered the principal factors and reasons taken into account by CSFB in arriving at its opinion regarding the terms of the Acquisition and the terms of the Non-exempt Continuing Connected Transactions as set out in the letter from CSFB on pages 38 to 58 of the Circular, which we urge you to read carefully.


The Independent Board Committee, after taking advice from CSFB, concurs with the views of CSFB and considers, from a financial perspective, that the terms of the Acquisition Agreement and the terms of the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole. Accordingly, the Independent Board Committee recommends that Independent Shareholders vote in favour of the ordinary resolutions to approve the Acquisition and the Non-exempt Continuing Connected Transactions, as detailed in the notice of the Extraordinary General Meeting set out at the end of the Circular.

                                                         Yours faithfully
                                                       John Lawson Thornton
                                                       Victor Cha Mou Zing
                                                           Qian Yingyi
                                                           Hou Ziqiang
                                                     Timpson Chung Shui Ming
                                                   Independent Board Committee

                                LETTER FROM CSFB

The following is the text of a letter, prepared for the purpose of inclusion in this circular, received from CSFB in connection with the Acquisition and the Non-exempt Continuing Connected Transactions. @#

[GRAPHIC OMITTED]
Credit Suisse First Boston (Hong Kong) Limited
45/F, Two Exchange Square
Central
Hong Kong

                                                            23 September 2005

The Independent Board Committee
China Netcom Group Corporation (Hong Kong) Limited
46th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong

The Independent Shareholders

                               MAJOR TRANSACTION,
                           CONNECTED TRANSACTIONS AND
                       CONTINUING CONNECTED TRANSACTIONS

                     Acquisition of the Target BVI Company

Dear Sirs,

INTRODUCTION

We refer to the Acquisition Agreement and the Continuing Connected Transactions, details of which are set out in the Company's circular dated 23 September 2005 (the "Circular"), which contains this letter. Terms defined in the Circular shall have the same meanings herein, unless the context otherwise requires.

Under the Hong Kong Listing Rules, the Acquisition constitutes both a major transaction and a connected transaction for the Company and, pursuant to the provisions thereof, is subject to, among other things, approval by the Independent Shareholders at the Extraordinary General Meeting.

The Combined Group, which includes the Company and its wholly-owned subsidiary CNC China through which the Company has contracted in several instances, on the one hand, and China Netcom Group and its subsidiaries or Associates (other than the Combined Group) on the other, have entered into a number of Continuing Connected Transactions in relation to the operations of the Combined Group, which constitute connected transactions for the Company under the Hong Kong Listing Rules. Certain of these Continuing Connected Transactions, namely the Domestic Interconnection Settlement Agreement, the International Long Distance Voice Services Settlement Agreement, the Engineering and Information Technology Services Agreement and the Materials Procurement Agreement, described in the section entitled "Continuing Connected Transactions" of the "Letter from the Chairman" (the "Non-exempt Continuing Connected Transactions") are subject to approval by the Independent Shareholders at the Extraordinary General Meeting.

We have been appointed to act as the Independent Financial Advisor to advise the Independent Board Committee and Independent Shareholders in respect of the terms of the Acquisition and the terms of the Non-exempt Continuing Connected Transactions, from a financial point of view. This letter has been prepared and delivered for the purpose of assisting the Independent Board Committee in its duty to evaluate the abovementioned aspects and for no other reasons or purposes.

In formulating our opinion, we have reviewed, among other things, the Circular, the Company's initial public offering prospectus dated 4 November 2004, the Acquisition Agreement, the Engineering and Information Technology Services Agreement, the Materials Procurement Agreement, the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement, as well as the information and financial projections prepared by the Company and the Target Company relating to the Target Company. In arriving at our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by, or on behalf of, the management of the Company or the Target Company or otherwise reviewed by us (which information includes, without limitation, the information cited herein), and we have not assumed any responsibility or liability therefor, nor have we conducted independent legal due diligence or due diligence investigation of the business, assets, liabilities, properties, operations, condition (financial and otherwise), results of operations, contingent liabilities, material agreements and prospects of the Target Company and each of its subsidiaries. We have further considered, as stated in the "Letter from the Chairman" that: (i) the Acquisition is negotiated and entered into on an arm's length basis and on normal commercial terms, (ii) the terms, including the purchase price are fair and reasonable, and (iii) the Acquisition is in the best interest of the Company and its Shareholders. The Directors have collectively and individually accepted full responsibility for the accuracy of the information and views contained in the Circular and have confirmed, having made all reasonable enquiries that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading.

We have also assumed that each of the Acquisition Agreement and the agreements relating to the Non-exempt Continuing Connected Transactions is enforceable against each of the parties thereto in accordance with its terms and that each of the parties will perform, and will be able to perform, its obligations thereunder, and as otherwise described in the Circular, in full when due. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the Acquisition and the entering into of the Non-exempt Continuing Connected Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Acquisition and the transactions contemplated under the Non-exempt Continuing Connected Transactions to the Company. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of the Company and the Target Company as to the expected future results of operations and the financial condition of the Company or the Target Company to which such analyses or forecasts relate.

Our opinion is necessarily based on the legal and regulatory environment, economic market and other conditions as in effect on, and the information made available to us as at, the date hereof. It should be understood that subsequent developments (including any material deviations from the financial analyses and forecasts provided to us) may affect and/or change this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Our opinion is also subject to the following qualifications:

(a) We are instructed as the Independent Financial Adviser to the Independent Board Committee in relation to the Acquisition and the Non-exempt Continuing Connected Transactions. As such, the scope of our review, and consequentially, our opinion, is limited by reference to a financial point of view only and does not include any statement or opinion as to the merits or otherwise of the Acquisition, or the Non-exempt Continuing Connected Transactions from any other point of view;

(b) We do not express any opinion or statement as to whether any similar terms or transactions akin to the terms proposed for the Acquisition, and the Non-exempt Continuing Connected Transactions are or might be available from any independent third parties, nor as to whether any independent third parties might offer similar or better terms for similar transactions;

(c) It is not possible to confirm whether or not the Acquisition and the Non-exempt Continuing Connected Transactions are in the interests of each individual Independent Shareholder and each Independent Shareholder should consider his/her/its vote on the merits or otherwise of the Acquisition and the Non-exempt Continuing Connected Transactions in his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspectives offered in this letter) as well as his/her/its own investment objectives;

(d) In preparing this letter and in giving any opinion or advice, we have only had regard to the Acquisition and the Non-exempt Continuing Connected Transactions in isolation, and not in connection with any other business plan or strategy, past or present with regard to the Company or the Group as a whole, nor have we viewed these as part of a series of other transactions or arrangements;

(e) We express no opinion as to whether the Acquisition, or the Non-exempt Continuing Connected Transactions will be completed nor whether they will be successful;

(f) Nothing contained in this letter should be construed as us expressing any view as to the trading price or market trends of any securities of the Company at any particular time;

(g) Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities of the Company; and

(h) We were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, the timing, pricing, size, feasibility, or any other aspects of the Acquisition or the Non-exempt Continuing Connected Transactions, or to provide services other than the delivery of this opinion. We did not participate in negotiations with respect to the terms of the Acquisition, or the Non-exempt Continuing Connected Transactions or any related transactions.

We will receive a fee from the Company for the delivery of this opinion.

TERMS OF THE PROPOSAL

In arriving at our opinion, we have taken into consideration each of the principal factors and reasons set out below. Our conclusions are based on the results of all analyses taken as a whole.

1.    The Acquisition

A.    Overview

Pursuant to the Acquisition Agreement dated 12 September 2005, the Company agreed, subject to certain conditions, to acquire from CNC BVI the entire equity interest in the Target BVI Company for a purchase price of RMB 12,800 million (equivalent to approximately HK$12,282 million). The Target BVI Company holds the entire equity interest in the Target Company, which in turn owns the assets and liabilities and the business operations in the Target Regions in the PRC. The purchase price consists of payment of an initial cash consideration of RMB3,000 million (equivalent to approximately HK$2,879 million) payable on the completion date of Acquisition and a deferred consideration of RMB9,800 million (equivalent to approximately HK$9,403 million). The Company intends to finance the initial consideration by using existing internal cash resources and the deferred consideration by using internal cash resources and/or proceeds from future external financing. The conditions precedent to the completion of the Acquisition must be satisfied on or before 31 December 2005 or such other date as agreed to by the parties. China Netcom Group has given warranties, representations and undertakings in respect of CNC BVI's title in the Target BVI Company and the Target Company, the operations and assets and liabilities of the Target Company and the legal status of those companies.

We understand that the corporate structure of the Company and its principal subsidiaries immediately after the Acquisition is set out below.


Corporate structure immediately following the completion of the Acquisition


----------------------------
|      China Network        |
|     Communications        |
|    Group Corporation      |
| ("China Netcom Group")    |
|        (PRC)(3)           |
----------------------------
             | 100%
----------------------------    ---------------------------      ---------------------------
|    China Netcom Group     |   |                          |     |                          |
| Corporation (BVI) Limited |   | Five PRC Shareholders(1) |     |    Public Shareholders   |
|      ("CNC BVI")          |   |                          |     |                          |
|(British Virgin Islands)(3)|   |                          |     |                          |
----------------------------    ---------------------------      ---------------------------
             | 70.49%(2)                     | 4.51%(2)                       |  25.00%
             | ---------------------------------------------------------------|
                                             |
                      -----------------------------------------------------
                      | China Netcom Group Corporation (Hong Kong) Limited)|
                      |                  ("Company")                       |
                      |                  (Hong Kong)(3)                    |
                      -----------------------------------------------------
                           |                 |
                           |                 |
             --------------                  |
             |                      -------------------------------
             | 100%                 | 100%                        | 100%
----------------------------      ----------------------    --------------------------
|  China Netcom Group New   |    | China Netcom (Group) |  | China Netcom Corporation |
|  Horizon Communications   |    |   Company Limited    |  |  International Limited   |
| Corporation (BVI) Limited |    |    ("CNC China")     |  |       (Bermuda)(3)       |
|   ("Target BVI Company")  |    |       (PRC)(3)       |  |                          |
|(British Virgin Islands)(3)|    |                      |  |                          |
----------------------------      ----------------------   ---------------------------
             |                    :                                 |
             |                    :                                 |
             | 100%               : - Operating in:(4)              | 100%
----------------------------      :                            -----------------------
|  China Netcom Group New   |     : -  Beijing Municipality   |     Asia Netcom       |
|  Horizon Communications   |     : -  Tianjin Municipality   | Corporation Limited   |
| Corporation Limited       |     : -  Hebei Province         |   ("Asia Netcom")     |
|   ("Target Company")      |     : -  Henan Province         |     (Bermuda)(3)      |
|         (PRC)(3)          |     : -  Shandong Province       -----------------------
----------------------------      : -  Liaoning Province
:                                 : -  Shanghai Muncipality
:                                 : -  Guangdong Province
:   Operating in:(4)
:-  Heilongjiang Province
:-  Jilin Province
:-  Neimenggu Autonomous Region
:-  Shanxi Province


(1) The five PRC Shareholders, all of which are established in the PRC, are the Chinese Academy of Sciences, Information and Network Center of the State Administration of Radio, Film and Television, China Railways Telecommunications Center, Shanghai Alliance Investment Limited, and Shandong Provincial State-owned Assets Supervision and Administration Commission.

(2) All of the ordinary shares owned by the five PRC Shareholders are registered in the name of China Netcom Group Corporation (BVI) Limited, or CNC BVI, which holds such ordinary shares in trust for each of the five PRC Shareholders. Consequently, the ownership percentage of the five PRC Shareholders in the charts above reflects the aggregate beneficial interests of these Shareholders as held through CNC BVI. The ownership percentage of CNC BVI as indicated in the charts above reflects CNC BVI's own beneficial ownership.

(3)   Indicates jurisdiction of incorporation.

(4) The provincial businesses are operated under local branch offices of CNC China or the Target Company (as the case may be) and these local branch offices are not legal entities.

B.    The Target Company

The Target Company is a provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in the Target Regions in the PRC. The Target Regions are Heilongjiang province, Jilin province, Neimenggu Autonomous Region and Shanxi province in the PRC. In each of these four provinces and autonomous region, the Target Company owns extensive local access networks and is the incumbent fixed-line operator. As at 30 June 2005, the Target Company had a total of approximately
28.9 million fixed line subscribers and 2.8 million broadband subscribers, representing a market share of approximately 90.2% and 90.7% respectively in the Target Regions. Further operational information on the Target Company is set out in Appendix I to the Circular.

We summarize below the historical (i) revenues, (ii) operating profit, and
(iii) profit / (loss) of the Target Company for each of the three years ended December 31, 2002, 2003 and 2004, and the interim period ended 30 June 2005, which were extracted from the audited financial statements of the Target Company as set out in Appendix II to the Circular.

Summary historical financials

                                                                      Year ended December 31,      Six months ended
                                                                  2002        2003         2004     June 30, 2005
                                                                            (RMB million)

Revenues                                                        16,232      17,700       18,616        9,712
Operating profit                                                   930       1,061        2,103        2,279
Profit / (loss) for the year                                        98         205      (6,531)        1,330

As at 30 June 2005, the total assets and owner's equity of the Target Company were RMB47,929 million (equivalent to approximately HK$45,988 million) and RMB8,131 million (equivalent to approximately HK$7,802 million), respectively. Further financial information on the Target Company is set out in Appendix II to the Circular. As stated in the "Letter from the Chairman", the management of the Company and the Target Company believe that, on the bases and the assumptions set out in Appendix V and in the absence of unforeseen circumstances, the forecast of the Target Company's combined profit after taxation and minority interests on a reported basis, for the year ending 31 December 2005 under HKFRS is unlikely to be less than RMB2,150 million (equivalent to approximately HK$2,063 million) on a recurring basis (excluding an estimated upfront connection fee of approximately RMB735 million (equivalent to approximately HK$705 million)), it is unlikely to be less than RMB1,415 million (equivalent to approximately HK$1,358 million). As stated in the letter from the Company's Financial Advisers set out in Appendix V, the Company's Financial Advisers are of the opinion that, based on the assumptions made by the management of the Company and the Target Company, respectively, and on the basis of the accounting policies and calculations reviewed by PricewaterhouseCoopers, the profit forecast of the Target Company has been made after due and careful enquiry. Further details of the profit forecast are set out in Appendix V to the Circular.

C.    Rationale for the Acquisition

As stated in the "Letter from the Chairman" in the Circular, the Acquisition represents a new and important opportunity for the Company to (i) increase coverage and achieve further growth (ii) improve the Group's service capabilities, and (iii) capture operating synergy and improve management efficiency so as to benefit further from the sustained growth of the telecommunications industry in the PRC. As stated in the "Letter from the Chairman", the Acquisition is in the interest of the Company and its Shareholders. Further details of the reasons for, and the benefits of the Acquisition are set out in the "Letter from the Chairman" in the Circular.

D.    Basis of the Consideration

As noted in the "Letter from the Chairman", the Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. We understand that the purchase price of RMB12,800 million (equivalent to approximately HK$12,282 million) was determined based on various factors, including the quality of the assets being acquired, their growth prospects, earnings potential, competitive advantages in their respective markets, the prospective profit contributions by the Target Company to the Group and as well as by reference to other financial and operational factors.

As stated in the "Letter from the Chairman", the purchase price payable by the Company for the entire equity interests in the Target Company and the other terms of the Acquisition are fair and reasonable. In particular, the terms of the deferred consideration are more favourable than the usual terms of a commercial bank loan of a similar size and term.

E.    Financing of the Acquisition

Under the Acquisition Agreement, the purchase price for the Acquisition of RMB12,800 million (equivalent to approximately HK$12,282 million) will be satisfied by the payment of an initial cash consideration and the payment of a deferred consideration.

The initial cash consideration of RMB3,000 million (equivalent to approximately HK$2,879 million) will be satisfied on the completion date of the Acquisition. The Company intends to finance the initial consideration by using existing internal cash resources.

The deferred consideration of RMB9,800 million (equivalent to approximately HK$9,403 million) is payable in ten equal amounts at half-yearly intervals over a five year time period from the date of completion of the Acquisition. The Company will also pay interest at half-yearly intervals on the actual amount of deferred consideration remaining outstanding. Interest is accrued daily and is payable at the rate of 5.265% per annum, being 10% discount to the RMB lending rate of 5.85% per annum of commercial banks in the PRC in respect of loans with tenure of five years as published by the People's Bank of China and prevailing at 12:00 noon (Beijing time) on 8 September 2005, being two Business Days immediately preceding the date of the Acquisition Agreement. The Company intends to finance the deferred consideration by using internal cash resources and/or proceeds from future external financing.

The payment of the deferred consideration and the interest payments can be made in RMB or US dollars as agreed between CNC BVI and the Company, subject to the approvals of the relevant PRC governmental authorities. Any payment made in US dollars will be based on the Federal Reserve noon-buying rate between US dollars and RMB which is quoted as of 12:00 noon (New York City time) on the day which is two business days immediately prior to the date of payment. The Company may, from time to time, prepay all or part of the deferred consideration, at any time after completion until the fifth anniversary of the completion of the Acquisition, without penalty. It is noted in the "Letter from the Chairman" that the terms of the deferred consideration are more favourable than the usual terms of a commercial bank loan of a similar size and term.

In considering the suitability of the financing arrangement for the Acquisition, we have considered the following factors:

o The deferred payment mechanism provides a 5 year payment period for the deferred consideration and an early payment option without penalty, thereby ensuring the Company considerable funding flexibility;

o The deferred payment facility provides financing at more favourable rates than financing via debt or bank loans at present market rates;

o The deferred payment mechanism utilises the considerable cash resources of the Company and effectively utilises available resources of the Combined Group;

o The Company has confirmed that (a) it has sufficient internal cash resources, which as at 30 June 2005 was approximately RMB9,229 million (equivalent to HK$8,855 million) and external financing resources to fund the cash payment of the initial consideration and the deferred consideration, and
(b) it has sufficient internal and external financing resources for its ongoing operations and capital expenditure requirements.

F.    Valuation of the Target Company

We have analyzed the purchase price of the Acquisition using three valuation methodologies: (i) the discounted cash flow ("DCF") analysis, (ii) the comparable company trading analysis, and (iii) the comparable transaction analysis.

i.    Discounted cash flow analysis

We have used the DCF analysis as the primary valuation methodology as in our view it explicitly accounts for the future financial and operating performance of the Target Company. The methodology takes into consideration the current and future anticipated change in the market and regulatory environment in which the Target Company operates in, as well as its long-term business plan and strategy, its cost structure, capital expenditure requirements and cost of capital.

Our DCF analysis reflects the business plans and financial projections of the Target Company and other relevant information provided by the Target Company and the Company, as well as our discussions with the Target Company and its representatives. We have reviewed the key assumptions and operating data of the Target Company in the context of the overall conditions of the market in which the Target Company operates. We have made relevant adjustments to certain assumptions to reasonably reflect our views of the future performance of the Target Company.

The purchase price of the Acquisition of RMB12,800 million (equivalent to approximately HK$12,282 million) is within our DCF valuation range.

ii.   Comparable company trading analysis

We have carried out a comparable company trading analysis using trading multiples commonly used by investors as a valuation tool in the telecommunications industry, in particular price/earnings ("P/E") ratio. We have considered in our analysis, but have not relied on, the enterprise value/EBITDA ratio, another commonly used valuation metric, as the prospective EBITDA information for the Target Company for the year ending 31 December 2005 is not disclosed in the Circular.

We have derived trading multiples using both reporting financials (including both recurring and non-recurring items) as well as recurring financials. The difference between the two sets of the financials represents the amortization income in relation to previously received upfront connection fees. Since the Target Company does not expect to receive such fees in the future, this income is considered non-recurring.

As of the Acquisition Agreement date and using the reporting financials, the purchase price of RMB12,800 million (equivalent to approximately HK$12,282 million) for the Acquisition implies a 2005E P/E ratio of approximately 6.0 times based on the forecast net profit of the Target Company of approximately RMB2,150 million (equivalent to approximately HK$2,063 million) for the year 2005, as forecasted and stated by the Company in the "Letter from the Chairman".

As of the Acquisition Agreement date and using the recurring financials, the purchase price of RMB12,800 million (equivalent to approximately US$12,282 million) for the Acquisition implies a 2005E P/E ratio of approximately 9.0 times based on the forecast net profit (less amortization income of upfront connection fee) of the Target Company of approximately RMB1,415 million (equivalent to approximately HK$1,358 million), estimated as the forecasted reporting net profit of RMB2,150 million (equivalent to approximately HK$2,063 million) minus the estimated amortization income of upfront connection fee of approximately RMB735 million (equivalent to approximately HK$705 million) for the year 2005, as forecasted and stated by the Company and comforted by PricewaterhouseCoopers in Appendix V.

The Company, in our view, represents the most comparable company to the Target Company based on their similar business focus and product offerings, similar operating geographies (i.e. Northern China) and similar market position. China Telecom Corporation Limited ("China Telecom") is also generally regarded as a comparable company to the Company due to its similar business focus in mainland China, although it is considerably larger and operates in the Southern and Western region of mainland China.

Based on the 20-trading day average share price up to 12 September 2005 and using the reporting financials, the Target Company's 2005E P/E multiple implied by the purchase price represents a 28.8% discount and a 33.4% discount to the Company's and China Telecom's corresponding estimated multiples, respectively. Based on the 20-trading day average share price up to 12 September 2005 and using the recurring financials, the Target Company's 2005E P/E multiple implied by the purchase price represents a 17.1% discount and a 20.7% discount to the Company's and China Telecom's corresponding estimated multiples, respectively.


                                                                                        Reported   Recurring
                                                                                 financial basis   financial
                                                                                                       basis
                                                                                    2005E P/E(3)       2005E
                                                                                                      P/E(3)

Target Company                                                                              6.0x        9.0x

Based on 12 September 2005 Closing Price(1)
The Company                                                                                 8.5x       11.2x
China Telecom                                                                               8.7x       11.1x
(Discount/Premium) to the Company                                                        (30.3%)     (18.9%)
(Discount/Premium) to China Telecom                                                      (31.6%)     (18.6%)

Based on 20-Trading Day Average Closing Price(2)
The Company                                                                                 8.4x       10.9x
China Telecom                                                                               8.9x       11.4x
(Discount/Premium) to the Company                                                        (28.8%)     (17.1%)
(Discount/Premium) to China Telecom                                                      (33.4%)     (20.7%)

(1) Closing share price of HK$13.40 and HK$2.85 for the Company and China Telecom as of 12 September 2005.

(2) 20-trading day average share price of HK$13.12 and HK$2.93 for the Company and China Telecom up to 12 September 2005.

(3) Forecasted net incomes for the Company and China Telecom are based on CSFB Research estimates.

We have also compared the implied valuation multiples of the Acquisition to the trading multiples of selected comparable companies, which includes overseas listed Chinese wireless companies and selected telecommunications companies in the Asia-Pacific region. These comparable companies display certain common characteristics with the Target Company, though to a lesser degree than the resemblance between the Company and China Telecom to the Target Company. The implied valuation multiples of the Acquisition are reasonable when compared to the trading multiples of the above groups of comparable companies.

iii.  Comparable transaction analysis

Comparable transaction analysis should be viewed in the context of factors that include market dynamics, competitive differences and significance of stake acquired. The following are the recent comparable transactions in the China telecommunication industry:

Fixed-line Sector

o China Telecom's acquisition of telecommunications assets in 10 provinces from China Telecommunications Corporation ("China Telecom Corporation Limited Acquisitioni") announced in April 2004 ("China Telecom Acquisition 1"),

o China Telecom's acquisition of telecommunications assets in 6 provinces from China Telecommunications Corporation ("China Telecom Corporation Limited Acquisition") announced in October 2003 ("China Telecom Acquisition 2"),

Mobile Sector(1)

o China Mobile (Hong Kong) Limited's acquisition of mobile assets in 10 provinces from China Mobile Group ("China Mobile Acquisition 1") announced in April 2004,

o China Mobile (Hong Kong) Limited's acquisition of mobile assets in 8 provinces from China Mobile Group ("China Mobile Acquisition 2") announced in May 2002,

o China Unicom Limited's acquisition of mobile assets in 9 provinces from China Unicom (BVI) Limited ("China Unicom Acquisition 1") announced in November 2003,

o China Unicom Limited's acquisition of mobile assets in 9 provinces from China Unicom (BVI) Limited ("China Unicom Acquisition 2") announced in November 2002.

(1) Not directly comparable sector but used as a secondary benchmark in our analysis


                                                                                    Reported          Recurring
                                                                                 financial basis   financial basis
                                                                                       P/E(1)            P/E(1)

1. Target Company                                                                      6.0x             9.0x

2. China Telecom Acquisition 1                                                         5.8x             8.9x
3. China Telecom Acquisition 2                                                         7.2x            11.5x
4. China Mobile Acquisition 1                                                          9.7x             9.7x
5. China Mobile Acquisition 2                                                         12.7x            12.7x
6. China Unicom Acquisition 1                                                         12.8x            12.8x
7. China Unicom Acquisition 2                                                         10.4x            10.4x

(Discount/Premium) of (1) to (2)                                                       2.0%             1.5%
(Discount/Premium) of (1) to (3)                                                    (17.8%)          (21.3%)
(Discount/Premium) of (1) to (4)                                                    (38.6%)           (6.7%)
(Discount/Premium) of (1) to (5)                                                    (53.0%)          (28.6%)
(Discount/Premium) of (1) to (6)                                                    (53.4%)          (29.2%)
(Discount/Premium) of (1) to (7)                                                    (42.9%)          (13.2%)

(1) Calculation based on forward-looking earnings, as disclosed in the respective shareholder circulars issued in relation to the referred transactions.

The 2005E P/E ratio implied by the purchase price of the Acquisition is consistent with the multiples implied by the China Telecom Acquisition 1. The 2005E P/E ratio implied by the purchase price of the Acquisition and based on the recurring financials represents a 21.3% discount to that of the China Telecom Acquisition 2, a 6.7% discount to that of the China Mobile Acquisition 1, a 28.6% discount to that of the China Mobile Acquisition 2, a 29.2% discount to that of the China Unicom Acquisition 1 and a 13.2% discount to that of the China Unicom Acquisition 2. The implied valuation multiples of the Acquisition are reasonable when compared to the implied multiples of the abovementioned comparable transactions.

G.   Conditions of the Acquisition

As stated in the Circular, the completion of the Acquisition is conditional upon the fulfilment or waiver (where available) of the following conditions, among others, on or before 31 December 2005 or such other date as the Company, CNC BVI and China Netcom Group may agree:

o The passing of resolutions by the Independent Shareholders approving the Acquisition and the Non-exempt Continuing Connected Transactions;

o There having been no material adverse change to the financial condition, business operations, or prospects of the Target Company; and

o The receipt of various approvals and registrations from the relevant PRC regulatory authorities.

Certain PRC regulatory approvals have been obtained.

H.   Pro forma financial effects to the Company

We have conducted various analyses on the potential financial effects of the Acquisition on the Company, which were extracted from the unaudited financial information of the Company and the unaudited pro forma financial information of the Combined Group as set out in Appendices III and IV to the Circular.

Summary Income Statement Items

                                                                                  For the six months ended
                                                                                       June 30, 2005
                                                                                        Group       Combined
                                                                                      Historical   Group Pro
                                                                                                       forma
                                                                                     (RMB million)

Revenues                                                                                  33,724      43,436
Operating profit                                                                           9,767      12,002
Profit for the year                                                                        6,358       7,386


Summary Balance Sheet Items

                                                                                    As of June 30, 2005
                                                                                        Group       Combined
                                                                                      Historical   Group Pro
                                                                                                     forma(1)
                                                                                     (RMB million)

Cash and cash equivalent(2)                                                                9,229       6,695
Total debt                                                                                48,968      82,443
Shareholders' equity                                                                      61,484      61,484
Total capitalization(3)                                                                  127,176     164,465
Total debt / Shareholders' equity                                                          79.6%      134.1%
Total debt / Total capitalization                                                          38.5%       50.1%

(1) Assumes acquisition price of RMB12.8 billion and initial consideration of RMB3.0 billion.

(2)   Includes short-term investments.

(3)   Includes deferred revenue

Earnings

The pro forma net income of the Combined Group for the six months ended 30 June 2005, would be approximately RMB7,386 million, which is approximately 16.2% higher than the actual net income of the Group for the same period.

Gearing

The pro forma total debt of the Combined Group would be approximately RMB82,443 million as at 30 June 2005, representing an increase of approximately 68.4% from the actual total debt of approximately RMB48,968 million of the Group. The pro forma net debt (total debt less cash and cash equivalents and short-term investments) would increase to approximately RMB75,748 million as at 30 June 2005, as a net result of financing the initial consideration with the existing cash resources of the Group, increasing the Group's total debt by the deferred consideration and taking on the net indebtedness of the Target Companies. The pro forma gearing of the Combined Operating Group, defined as total debt divided by shareholders' equity, would increase from approximately 79.6% to approximately 134.1% as at 30 June 2005. As also noted in the above table, the total debt/total capitalization ratio would increase from approximately 38.5% to approximately 50.1%. The increase in the total debt/shareholders' equity ratio and total debt/total capitalisation ratio is the result of the deferred consideration and the assumption of the Target Company's debt. The pro forma gearing ratios remain within the range of gearing levels of certain telecommunication companies which we have considered for comparison purposes.

2.   Continuing Connected Transaction

In October 2004, CNC China, a wholly-owned subsidiary of the Company, entered into certain agreements with China Netcom Group to regulate certain ongoing transactions between CNC China and China Netcom Group and its subsidiaries and Associates. These transactions are continuing connected transactions of the Company under the Hong Kong Listing Rules.

As a result of the Acquisition, similar ongoing transactions will be conducted between the Target Company on the one hand and China Netcom Group and its subsidiaries and Associates (other than the Combined Group) on the other. These transactions are continuing connected transactions of the Company under the Hong Kong Listing Rules. In order to facilitate the management of all continuing connected transactions of the Company in China post the Acquisition, the Target Company, CNC China and China Netcom Group have entered into certain connected transactions agreements to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or Associates (other than the Combined Group) on the one hand and the Combined Group on the other, in respect of the Combined Group's operations in the 12 provinces, municipalities and autonomous region in China. These agreements replace the existing connected transaction agreements between CNC China and China Netcom Group if and when the Acquisition completes. These agreements are:

i.    Property Leasing Agreement

ii.   Property Sub-leasing Agreement

iii.  Master Sharing Agreement

iv.   Ancillary Telecommunications Services Agreement

v.    Support Services Agreement

vi.   Telecommunications Facilities Leasing Agreement

vii.  Engineering and Information Technology Services Agreement

viii. Materials Procurement Agreement

ix.   Domestic Interconnection Settlement Agreement

x.    International Long Distance Voice Services Settlement Agreement

For agreements (i) to (vi) above, the proposed annual cap for each of the agreements will be less than the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, these transactions will be exempt from the Independent Shareholders' approval requirements under the Hong Kong Listing Rules, but such transactions will still be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules.

For agreements (vii) to (viii) above, the proposed annual cap for each of the agreements will exceed the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, such transactions will constitute Non-Exempt Continuing Connected Transactions under Rule 14A.35 of the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and the Independent Shareholders' approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

For agreements (ix) to (x) above, no caps are proposed. Under Rule 14A.35(2) of the Hong Kong Listing Rules, in respect of a continuing connected transaction, which is not fully exempted, a cap must be set. We understand from the Company that a waiver from strict compliance with Rule 14A.35(2) of the Hong Kong Listing Rules has been obtained. Such transactions will be subject to the reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Hong Kong Listing Rules. The transactions contemplated under agreements (ix) to
(x) above are also subject to Independent Shareholders' approval requirements.

We set out below a summary of each of the Non-exempt Continuing Connected Transactions. We have not reviewed the terms of the other Continuing Connected Transaction Agreements which are not the Non-exempt Continuing Connected Transactions (the descriptions of which are found in the "Letter from the Chairman") and make no comments on them.

Domestic Interconnection Settlement Agreement

The Target Company, CNC China and China Netcom Group entered into the Domestic Interconnection Settlement Agreement on 12 September 2005. This agreement replaces the existing Interconnection Settlement Agreement between CNC China and China Netcom Group, which covers both domestic and international long distance settlement.

Pursuant to the Domestic Interconnection Settlement Agreement, the parties agreed to interconnect the network of China Netcom Group on the one hand and that of CNC China and the Target Company (together with CNC China, the "Combined Operating Group") on the other and settle the charges received in respect of domestic long distance voice services within their respective service regions. The terms in the new Domestic Interconnection Settlement Agreement are generally the same as the existing Interconnection Settlement Agreement, apart from the settlement period that has changed from monthly to quarterly to simplify the settlement procedure.

For domestic long distance voice services between China Netcom Group and the Combined Operating Group, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute (in case where the call terminates within the network of either China Netcom Group or the Combined Operating Group) or RMB0.09 per minute (in case where the call terminates outside the network of either China Netcom Group or the Combined Operating Group). The rates are set with reference to the relevant standards and tariffs promulgated by the MII and will be adjusted accordingly from time to time.

The Domestic Interconnection Settlement Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

We believe that it is reasonable for no cap to be proposed in respect of the settlement of domestic long distance voice services for the following reasons:

(1) The Company will not be able to control the number of calls coming into its network as well as the number of calls going out into China Netcom Group's network. Any attempt to control that will potentially limit the serivces provided to its customers.

(2) Any cap will potentially limit the growth of its long distance voice services in China and ability to provide the same kind of services as its competitors in China.

(3) The settlement rates in respect of long distance voice services are determined with reference to the relevant standard tariff or policies promulgated by the relevant regulatory authorities in China, which are subject to change from time to time, and the Company is not in a position to set the settlement rates at its discretion.

(4) The treatment of imposing no cap is consistent with similar interconnection agreements in the telecommunication industry in China.

International Long Distance Voice Services Settlement Agreement

CNC China and China Netcom Group entered into the International Long Distance Voice Services Settlement Agreement on 12 September 2005. This agreement replaces the existing Interconnection Settlement Agreement between CNC China and China Netcom Group, which covers both domestic and international long distance settlement.

As a result of the restructuring prior to the initial public offering of the Company, CNC China has been authorized to conduct the international long distance settlement on behalf of China Netcom Group and the Company with overseas telecommunications operators, and therefore any outbound international calls originated or inbound international calls terminated in the China Netcom Group coverage area would need to involve the Company.

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of outbound international long distance voice services.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators less the amount paid to China Netcom Group at the rate of RMB0.06 per minute or RMB0.09 per minute depending on whether the call terminates within or outside the network of either China Netcom Group or the Combined Operating Group, are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of inbound international long distance voice services. The rates mentioned above are set with reference to the relevant standards and tariffs promulgated by the MII and will be adjusted accordingly from time to time.

The International Long Distance Voice Services Settlement Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If CNC China notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

We believe that it is reasonable for no cap to be proposed in respect of the settlement of international long distance voice services for the same reasons as for the Domestic Interconnection Settlement Agreement.

Engineering and Information Technology Services Agreement

The Target Company, CNC China and China Netcom Group entered into the Engineering and Information Technology Services Agreement on 12 September 2005 to govern the arrangements with respect to the provision of certain engineering and information technology-related services by China Netcom Group to the Company and its subsidiaries. This agreement replaces the existing Engineering and Information Technology Services Agreement between CNC China and China Netcom Group dated 8 October 2004 if and when the Acquisition completes. The terms in the new Engineering and Information Technology Services Agreement are the same as the existing Engineering and Information Technology Services Agreement.

The charges payable for the services under the agreement are determined with reference to market rates. In addition, where the value of any single item of engineering design or supervision-related service exceeds RMB0.5 million, or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of the project will be subject to a tender process, which involving at least three parties, in accordance with the relevant PRC laws. The Combined Operating Group shall give no priority to China Netcom Group in the selection process, and shall have the right to choose an independent third party as service provider. However, in the case where comparable terms are tendered, China Netcom Group would be chosen.

The Engineering and Information Technology Services Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

As stated in the "Letter from the Chairman", the Company proposes to set an annual cap of RMB4,400 million under this agreement. The annual cap is determined based on the approved cap obtained by the Company at its IPO in October 2004 for the existing Engineering and Information Technology Services Agreement between CNC China and China Netcom Group and the historical service charges paid by the Target Company to China Netcom Group. We have benchmarked the growth rate assumed by the Company in arriving at the annual cap against our estimated growth rate for the Target Company and we believe that the proposed annual cap is reasonable.

We have discussed with the Company the bases for setting the proposed annual cap. The Company has given consideration to certain factors including the potential growth of the Target Company, the development potential of the Target Regions, the focus of Jilin Province and Heilongjiang Province as the targeted development area in the North-East region by the Chinese Government and the lack of independent third party engineering and IT service providers in the Target Regions that can provide comparable high quality services at competitive rates.

Materials Procurement Agreement

The Target Company, CNC China and China Netcom Group entered into the Materials Procurement Agreement 12 September 2005 under which China Netcom Group may act as (i) the agent for the procurement of imported and domestic telecommunications and other domestic non-telecommunication equipment, (iii) seller of certain products, including cables, modems and yellow pages telephone directories, and (ii) provider of related storage and transportation services. The new Materials Procurement Agreement replaces the existing Materials Procurement Agreement between CNC China and China Netcom Group if and when the Acquisition completes.

Commission for the domestic materials procurement services under (i) above shall not exceed the maximum rate of 3% of the contract value. Commission for imported materials procurement services under (i) above shall not exceed the maximum rate of 1% of the contract value. The purchase price for services under
(ii) above is determined with reference to the following pricing principles and limits in accordance to the relevant PRC law: (a) the government fixed price;
(b) where there is no government fixed price but a government guidance price exists, the government guidance price; (c) where there is neither a government fixed price nor a government guidance price, the market price, i.e. price determined by business operators at their own discretion in a competitive market; (d) where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis. Commission charges for services under (iii) above are determined with reference to market rates.

The Materials Procurement Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

As stated in the "Letter from the Chairman", the Company proposes to set an annual cap of RMB2,000 million under this agreement. Based on our discussion with the Company, the annual cap is determined based on the approved cap obtained by the Company at its IPO in October 2004 for the existing Materials Procurement Agreement between CNC China and China Netcom Group and the historical service charges paid by the Target Company to China Netcom Group, giving consideration to the potential growth of the Target Company, and the development potential of the Target Regions. We have benchmarked the growth rate assumed by the Company in arriving at the annual cap against our estimated growth rate for the Target Company and we believe that the proposed annual cap is reasonable.

For the Materials Procurement Agreement, no historical comparable figures are available. Prior to the Company's listing restructuring in 2004, China Netcom Group mainly acted as the principal, where it purchased and then resold equipments to the Combined Operating Group, rather than the agent earning commissions.

SUMMARY

After considering all of the principal factors and reasons listed above, we draw your attention to the following key factors in arriving at our opinion:

(a) The Company's view that the Acquisition will enhance the Company's market position, strengths and competitiveness, improve its growth prospects and financial position, and enable it to improve its managerial and operating efficiency;

(b) The Company's representation that the Acquisition was conducted on an arm's length basis;

(c) The purchase price of the Acquisition: (i) is within the range of the equity values implied by our DCF analysis, (ii) implies a reasonable multiple compared to the relevant trading multiples of the Company and other comparable companies, and (iii) implies a reasonable multiple compared to the multiples implied by recent comparable telecommunication transactions in China;

(d) The Board is of the opinion that the transactions contemplated under the Non-exempt Continuing Connected Transactions have been entered into, and will be carried out, in the ordinary and usual course of business of the Combined Operating Group and on normal terms and conditions;

(e) The charges under the Non-exempt Continuing Connected Transactions were determined based on the standards or tariffs promulgated by the relevant Chinese regulatory authorities, or by reference to market rates, or are based on reasonable costs or on a reasonable costs-plus basis as negotiated on an arm's length basis between the relevant parties. Furthermore, the material terms and conditions of the Non-exempt Continuing Connected Transactions are consistent with to the terms and conditions of the corresponding existing Non-exempt Continuing Connected Transactions;

(f) As required by the Listing Rules, the Company has to comply with the rules in relation to annual review of continuing connected transactions set out in Rule 14A.37 to Rule 14A.41 of the Hong Kong Listing Rules, and that, upon any variation or renewal of the Non-exempt Continuing Connected Transactions, the Company shall comply in full with all applicable requirements set out in Chapter 14A of the Hong Kong Listing Rules;

(g) The Company possesses the right to terminate the Acquisition Agreement if, among other events, a material adverse change takes place at any time after signing of the Acquisition Agreement and before the completion of the Acquisition. The Acquisition Agreement also includes warranties in favour of the Company and provisions providing for liability for breach of the warranties.

OPINION

Based on the above, we consider that the terms of the Acquisition are on normal commercial terms, and that the terms of the Non-exempt Continuing Connected Transactions are on normal commercial terms and are conducted in the ordinary and usual course of business. Furthermore, we consider that the terms of the Acquisition and the Non-exempt Continuing Connected Transactions to be fair and reasonable from a financial perspective, so far as the Independent Shareholders are concerned, and are in the interests of the Company and its Shareholders as a whole.

Accordingly, we advise the Independent Board Committee and the Independent Shareholders that the Independent Shareholders should vote in favour of the Acquisition and the Non-exempt Continuing Connected Transactions, which terms are set out in the "Letter from the Chairman".

This letter is provided to the Independent Board Committee and the Independent Shareholders of the Company in connection with and for the purposes of their evaluation of the Acquisition and the transactions contemplated under the Non-exempt Continuing Connected Transactions. The opinion contained in this letter is intended to provide only one of the bases on which the Independent Board Committee may make their recommendation to the Independent Shareholders on how to vote, and on which the Independent Shareholders may decide how to vote, in respect of the Acquisition and the Non-exempt Continuing Connected Transactions. This letter may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This letter may be reproduced in full in the Circular but may not otherwise be disclosed publicly in any manner without our prior written approval.

                                              Yours faithfully,
                                             For and on behalf of
                                Credit Suisse First Boston (Hong Kong) Limited
                                                 Ravi Lambah
                                              Managing Director

              APPENDIX I FURTHER INFORMATION ON THE TARGET COMPANY

MARKET ENVIRONMENT OF THE TARGET COMPANY

The Target Regions include Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province of the PRC, which accounted for approximately 10.3% of the total GDP of China in 2004, with a growth rate of GDP of approximately 13.8% from 2003 to 2004. The fixed-line telephone penetration rate in the Target Regions reached approximately 24.9% as of 31 December 2004. The fixed-line telephone penetration rate in the Target Regions is relatively low compared to that of the Group's existing service regions. The Company believes this presents growth potential for the Target Company.

The map below indicates the Target Regions and the existing services regions of the Group in China. The accompanying table sets out selected demographic and market information related to the Target Regions and the whole of China for the year ended or as of 31 December 2004, unless otherwise indicated.

                               [GRAPHIC OMITTED]


                                                                                  Target Regions       China

Population (in millions)                                                                     122       1,300
GDP per capita (RMB)                                                                      11,446      10,502
2003-2004 growth rate of GDP (%)                                                            13.8         9.5
Fixed-line subscribers (including PHS subscribers) (in millions)                            30.5         312
Fixed-line telephone penetration rate (%)                                                   24.9        24.0
Broadband subscribers (in millions)                                                          2.6        23.9

Sources: National Bureau of Statistics of China, the MII and provincial telecommunications administrations.

OVERVIEW OF THE TARGET COMPANY

The Target Company is the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in the Target Regions.

The principal services of the Target Company consist of:

o    fixed-line telephone services (including its PHS service), including:

-    local, domestic long distance and international long distance services;

- value-added services, including caller identification, PHS short messaging service, telephone information service and "Personalised Ring" service; and

- interconnection services provided to other domestic telecommunications operators;

o broadband and other Internet-related services, including broadband access such as Digital Subscriber Line ("DSL") and Local Area Network ("LAN"), and dial-up Internet access and other services; and

o business and data communications services, including DDN, frame relay, ATM, IP-VPN and leased line services.

The following table illustrates a breakdown of the revenue of the Target Company for each of the years ended 31 December 2002, 2003 and 2004 and for the six-month periods ended 30 June 2004 and 2005.


                            For the year ended 31 December               For the six months ended 30 June
                       2002              2003              2004               2004               2005
                  Amount Percentage  Amount Percentage Amount Percentage  Amount Percentage Amount Percentage
                         of revenue         of revenue        of revenue         of revenue        of revenue
                                          (RMB in millions, except percentage data)

Fixed-line
telephone
services(1):
Local:
Local usage fees   5,867     36.1     6,118     34.6    6,197     33.3     3,155     33.9    3,188      32.6
Monthly fees       3,482     21.5     3,896     22.0    4,221     22.7     2,122     22.8    2,107      21.8
Upfront              203      1.3       223      1.3      230      1.2       118      1.3      118       1.3
installation
fees

Subtotal           9,552     58.9    10,237     57.9   10,648     57.2     5,395     58.0    5,413      55.7

Domestic long      2,524     15.5     2,554     14.4    2,453     13.2     1,247     13.4    1,217      12.6
distance(2)
International        134      0.8       133      0.8      113      0.6        57      0.6       51       0.5
long
distance(2)(3)
Value-added          277      1.7       579      3.3      847      4.5       396      4.3      540       5.6
services
Interconnection      864      5.3     1,183      6.7    1,582      8.5       765      8.2      876       9.0
fees from
domestic
carriers
Upfront            1,280      7.8     1,157      6.4      968      5.2       512      5.5      397       4.1
connection
fees(4)

Subtotal          14,631     90.0    15,843     89.5   16,611     89.2     8,372     90.0    8,494      87.5

Broadband and
other
Internet-related
services
Broadband            279      1.7       663      3.7    1,034      5.6       478      5.1      735       7.6
services
(including
broadband
access such as
DSL and LAN
services)
Other                214      1.4       176      1.1      114      0.6        67      0.7       42       0.4
Internet-related
services

Subtotal             493      3.1       839      4.8    1,148      6.2       545      5.8      777       8.0

Business and
data
communications
services:
Managed data         324      2.0       338      1.9      303      1.6       155      1.7      145       1.5
Leased line          609      3.8       374      2.1      270      1.5       132      1.4      169       1.7

Subtotal             933      5.8       712      4.0      573      3.1       287      3.1      314       3.2

Other services       175      1.1       306      1.7      284      1.5       111      1.1      127       1.3

Total             16,232    100.0    17,700    100.0   18,616    100.0     9,315    100.0    9,712     100.0

(1)   Includes revenue from the Target Company's PHS services.

(2) Includes revenue from the Target Company's IP voice long distance services.

(3)   Includes revenue from long distance calls to Hong Kong, Macau and Taiwan.

(4) In July 2001, the upfront connection fees charged on basic telephone access services were eliminated by the MII.The following table illustrates the key operating data of the Target Company for each of the years ended or as of 31 December 2002, 2003, 2004 and for the six months ended or as of 30 June 2005.


                                                            For the year ended 31 December or   For the six
                                                                    as of 31 December              months
                                                                                                ended or as
                                                                                                   of 30
                                                                                                 June 2005
                                                                  2002        2003         2004

Fixed-line subscribers  (in thousands)                          19,205      24,459       27,696       28,857
Including: PHS subscribers  (in thousands)                         841       4,373        7,051        7,991
Market share of fixed-line telephone services (%)(1)              96.5        94.5         90.8         90.2
Total usage of local telephone services (inclusive of           60,333      61,898       59,074       29,656
Internet dial-up usage) (in million pulses)
Total usage of local telephone services (exclusive of           51,241      54,596       55,883       28,675
Internet dial-up usage) (in million pulses)

Domestic long distance calls (in million minutes)              5,375.0     5,972.3      6,411.4      3,384.3
International long distance calls(2) (in million                  33.4        38.1         35.3         17.2
minutes)

Caller identification penetration rate (%)(3)                     41.7        59.9         66.8         69.5
PHS short messages  (in millions)                                    -        63.0        716.7        822.2
Telephone information service  (in million minutes)                142         243          480          262

Broadband subscribers  (in thousands)                            127.1       811.0      2,274.4      2,777.9
Market share of broadband services  (%)(1)                         100        97.1         87.9         90.7


(1) Refers to market share in Target Regions only. The market share of fixed-line telephone services is calculated by dividing the number of the Target Company's fixed-line subscribers as of 31 December 2002, 2003 and 2004 and 30 June 2005 by the total number of fixed-line subscribers in the Target Regions as of such dates, as measured by the provincial telecommunications administrations. The market share of broadband services is calculated by dividing the number of the Target Company's total broadband subscribers as of 31 December 2002, 2003 and 2004 and 30 June 2005 by the aggregate number of broadband subscribers in the Target Regions as of such dates, as measured by the provincial telecommunications administrations (other than the number of broadband subscribers in Shanxi Province as of 31 December 2003, and the number of broadband subscribers in Shanxi Province as of 31 December 2003 was estimated by the Target Company).

(2)   Including calls to Hong Kong, Macau and Taiwan.

(3) Calculated by dividing the number of the Target Company's caller identification service users by the total number of fixed-line subscribers of the Target Company.

THE SERVICES OF THE TARGET COMPANY

Fixed-line telephone services (including PHS)

The Target Company is the dominant provider of fixed-line telephone services in the Target Regions, with a market share of approximately 90.2% as of 30 June 2005, based on the number of fixed-line subscribers.

The Target Company's fixed-line telephone services consist of local telephone, domestic long distance, international long distance, value-added and interconnection services. The number of the Target Company's fixed-line subscribers in the Target Regions has increased from approximately 19.21 million as of the end of 2002 to approximately 28.86 million as of 30 June 2005. Fixed-line telephone services represent the Target Company's principal business activity. The Target Company expects that its fixed-line telephone services will continue to provide a steady revenue stream.

The fixed-line penetration rate in the Target Regions increased from approximately 16.3% as of the end of 2002 to approximately 24.9% as of 31 December 2004, due to the overall economic growth and growing demand for telecommunications services. Nevertheless, such fixed-line penetration rate is relatively low compared to that of the Company's existing service regions and other developed countries, which provides an opportunity for future growth.

In 2000, the Target Company began to selectively build wireless local access networks based on PHS technology to offer PHS services as a cost-effective alternative to mobile services. Its PHS services have been introduced in most cities in the Target Regions and were designed to provide its subscribers that require mobility within an area with the same area code with a more cost-effective tariff plan than traditional mobile services and access to value-added data services. The Target Company believes that its PHS services have contributed to the growth in its customer base, overall call volumes and revenues, and have also mitigated the substitution effect of mobile services. The number of its PHS subscribers has grown rapidly since this service was introduced. As of 30 June 2005, the Target Company had approximately 7.99 million PHS subscribers, compared to approximately 0.84 million at the end of 2002.

The Target Company also operates a network of approximately 1.6 million public telephones located in the Target Regions as of 30 June 2005 which provides local, domestic long distance and international long distance call services, and some of which also provide Internet services. An important contributing factor to the demand for public telephones services is China's large and growing migrant population.

The Target Company is seeking to stimulate continued growth in fixed-line usage through the introduction of value-added services, such as caller identification, PHS short messaging service, telephone information services and "Personalised Ring" service.

The following table summarises key information regarding the Target Company's local telephone services in the Target Regions as of 31 December 2002, 2003 and 2004 and as of 30 June 2005:


                                                                    As of 31 December               As of 30
                                                                                                        June
                                                                  2002        2003         2004         2005
                                                                  (in thousands, except percentages)

Fixed-line subscribers(1)(2)

Residential                                                     15,456      16,423       16,523       16,555
Business                                                         1,922       2,480        2,621        2,709
PHS                                                                841       4,373        7,051        7,991
Public telephones                                                  987       1,183        1,502        1,601

Total                                                           19,205      24,459       27,696       28,857

Market share (%)(3)                                               96.5        94.5         90.8         90.2

(1) Fixed-line subscribers consist of all access lines in service as well as PHS subscribers. The Target Company calculates PHS subscribers based on number of active telephone numbers for its PHS services. The Target Company increases its total number of fixed-line subscribers as soon as practicable after activation of the service. The Target Company removes a fixed-line subscriber from the total number of fixed-line subscribers as soon as practicable after the fixed-line subscriber deactivates the service voluntarily or three months after the date on which the fixed-line subscriber's bill becomes overdue. Prepaid and postpaid telephone card customers are not counted toward the Target Company's fixed-line subscribers.

(2)   Including PHS subscribers.

(3) Calculated by dividing the number of the Target Company's fixed-line subscribers as of 31 December 2002, 2003 and 2004 and 30 June 2005 by total number of fixed-line subscribers in the Target Regions as of such dates, as measured by the provincial telecommunications administrations.Local telephone services

The local telephone services of the Target Company have grown steadily in recent years and continue to represent the largest portion of its fixed-line telephone services in terms of revenues.

The following table sets forth information regarding usage of the Target Company's local telephone services provided in the Target Regions for each of the years ended 31 December 2002, 2003 and 2004 and for the six months ended 30 June 2005:


                                                             For the year ended 31 December          For the
                                                                                                  six months
                                                                                                   ended  30
                                                                                                        June
                                                                  2002        2003         2004         2005

Total usage of local telephone services (inclusive of           60,333      61,898       59,074       29,656
Internet dial-up usage) (in million pulses)(1)
Total usage of local telephone services (exclusive of           51,241      54,596       55,883       28,675
Internet dial-up usage) (in million pulses)(1)

(1) Pulses are the billing units for calculating local telephone usage fees. The usage of the Target Company's Internet dial-up service has declined in the last few years due to migration to broadband services. However, if the declining Internet dial-up usage is excluded, the usage of the Target Company's local telephone services increased in the three years ended 31 December 2004 due to a variety of factors, including strong economic growth in its markets, an increase in the number of fixed-line subscribers, more focused sales and marketing efforts and new services and features.

Domestic long distance services

The Target Company offers long distance services through its traditional networks as well as VoIP long distance services. The Target Company is the leading provider of domestic long distance services in the Target Regions with approximately 39.9% market share of all fixed-line and mobile operators for the six months ended 30 June 2005. Its market share has been declining in recent years as a result of increasing competition and the Target Company has taken various steps to stabilise its market share in domestic long distance services.

The Target Company's VoIP domestic long distance services in the Target Regions as a percentage of its total domestic long distance services in terms of usage increased from approximately 34.7% as of 31 December 2002 to approximately 44.9% as of 30 June 2005, primarily due to the increased usage of its lower-priced VoIP long distance services compared to stable usage levels for its long distance services using its traditional networks over this period. Furthermore, the Target Company's "IP Direct" service allows customers direct access to its VoIP network by dialing a 5-digit access code from any fixed-line telephone terminal without having to purchase prepaid phone cards, which resulted in an increasing usage of VoIP service in recent years.

The following table shows the total minutes of domestic long distance calls carried through the Target Company's long distance network and the market share of its domestic long distance services for each of the years ended 31 December 2002, 2003 and 2004 and for the six months ended 30 June 2005:

                                                             For the year ended 31 December          For the
                                                                                                  six months
                                                                                                    ended 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Domestic long distance calls (in millions)(1)
Traditional                                                    3,510.6     3,100.7      3,397.8      1,865.0
VoIP                                                           1,864.4     2,871.6      3,013.6      1,519.3

Total                                                          5,375.0     5,972.3      6,411.4      3,384.3

Market share (%)(2)                                               45.6        41.9         39.6         39.9

(1) Includes calls originated by prepaid phone cards users and IP subscribers that are carried over the Target Company's long distance networks.

(2) Calculated by dividing the Target Company's domestic long distance usage in the Target Regions for the years ended 31 December 2002, 2003 and 2004 and the six months ended 30 June 2005 by the aggregate domestic long distance usage of all fixed-line and mobile operators in the Target Regions for each of such period, as measured by the provincial telecommunications administrations (other than the traditional usage for Shanxi Province, and the traditional domestic long distance usage of all fixed-line and mobile operators in Shanxi Province for each of such period was estimated by the Target Company).

The increase in minutes of usage in the Target Company's domestic long distance services in recent years is mainly due to economic development, increased cross-regional business activities, growth in the Target Company's customer base and new service offerings. The increase in competition may, however, negatively affect the future growth rate of its domestic long distance services.

International long distance services

The Target Company is the leading provider of international long distance services in the Target Regions, with a total usage of approximately 17.22 million minutes and an approximately 43.2% market share for the overall international long distance service in the Target Regions for the six months ended 30 June 2005. The overall downward trend in its market share in recent years is attributable to increased competition although for the year ended 31 December 2003, due to the substantial increase in VoIP international long distance services usage, the Target Company's market share in that year has increased over the previous year.

The Target Company also offers VoIP international long distance services in the Target Regions. From the end of 2002 to 30 June 2005, VoIP international long distance services as a percentage of the Target Company's total international long distance services in terms of usage increased from approximately 40.2% to approximately 44.1%, as price-sensitive customers increasingly elected to use lower-priced VoIP international long distance services.

The following table sets forth certain information related to the usage and market share of the Target Company's international long distance services for each of the years ended 31 December 2002, 2003 and 2004 and for the six months ended 30 June 2005.


                                                             For the year ended 31 December          For the
                                                                                                  six months
                                                                                                   ended  30
                                                                                                        June
                                                                  2002        2003         2004         2005

International long distance calls (in millions)(1)
Traditional                                                     (20.0)      (19.6)       (19.6)        (9.6)
VoIP                                                            (13.4)      (18.5)       (15.7)        (7.6)

Total                                                           (33.4)      (38.1)       (35.3)       (17.2)

Market share (%)(2)                                              50.3        54.8         45.5         43.2

(1) Includes calls originated by prepaid phone cards users and IP subscribers that are carried over the Target Company's long distance networks and include calls to Hong Kong, Macau and Taiwan.

(2) Calculated by dividing the Target Company's international long distance usage in the Target Regions for the years ended 31 December 2002, 2003 and 2004 and the six months ended 30 June 2005 by the aggregate international long distance usage of all fixed-line and mobile operators in the Target Regions for each of such period, as measured by the provincial telecommunications administrations (other than Shanxi Province and the international long distance usage of all fixed-line and mobile operators in Shanxi Province for each of such period was estimated by the Target Company).

Value-added services

In addition to basic telephone services, the Target Company offers a range of value-added services, including caller identification, PHS short messaging service, telephone information service, "Personalised Ring", teleconferencing, video conferencing and voice mail, etc. Its value-added services increase total usage on its network and average revenue per fixed-line subscriber, thus contributing to its revenues. For the three years ended 31 December 2002, 2003 and 2004 and for the six months ended 30 June 2005, value-added services contributed approximately RMB277 million, RMB579 million, RMB847 million and RMB540 million, respectively to the total revenue of the Target Company. For the same periods, value-added services contributed to approximately 1.7%, 3.3%, 4.5% and 5.6%, respectively of the total revenue of the Target Company.

The value-added services primarily utilise the Target Company's existing network and equipment, and marketing and sales channels. Therefore, the Target Company has incurred limited additional costs in developing and promoting its value-added services. By substantially increasing the traffic and utilisation of the network, the value-added services have become an important growth component of the average revenue per subscriber, thus making substantial contribution to the growth of the Target Company's total revenue and profit. Furthermore, the value-added services improve customer satisfaction, which allows the Target Company to defend its market leading position even under pressure of intensifying competition and mobile substitution.

Value-added services are still in a relatively early stage of development in China, and the Target Company believes that there is significant growth potential in this area.

The following table illustrates the key operating data of the Target Company's value-added services for each of the years ended or as of 31 December 2002, 2003 and 2004 and for the six months ended or as of 30 June 2005.


                                                            For the year ended 31 December or        For the
                                                                    as of 31 December             six months
                                                                                                    ended or
                                                                                                    as of 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Caller identification service penetration rate (%)(1)             41.7        59.9         66.8         69.5
PHS short messages (in millions)(2)                                  -        63.0        716.7        822.2
Telephone information service (in million minutes)                 142         243          480          262
"Personalised Ring" service subscribers (in                          -           -          290        1,224
thousands)(3)

(1) Calculated by dividing the number of the Target Company's caller identification service users by the total number of fixed-line subscribers of the Target Company.

(2)   The Target Company's PHS short messaging service was introduced in 2003.

(3)   The "Personalised Ring" service was launched in 2004.

Caller identification service

The penetration rate of the Target Company's caller identification service in the Target Regions has increased in the last few years due to the Target Company's devoted efforts to promote such service. As of 31 December 2002, 2003, 2004 and 30 June 2005, the penetration rate of the Target Company's caller identification service in the Target Regions was approximately 41.7%, 59.9%, 66.8% and 69.5%, respectively.

PHS short messaging

The Target Company's PHS short messaging service was introduced in 2003. For each of the years ended 31 December 2003 and 2004 and for the six months ended 30 June 2005, the volume of the Target Company's PHS short messaging service was approximately 63.0 million, 716.7 million and 822.2 million messages, respectively.

In December 2004, the arrangements on interconnection of short messages with China Telecom, China Mobile and China Unicom were finalised, which enabled the Target Company's PHS subscribers to send short messages to the subscribers of the networks of the aforesaid operators and vice versa, and such arrangements accelerated the growth of the Target Company's PHS short messaging service.

Telephone information service

The Target Company's telephone information services allow users to access information at its standard telephone usage rates plus information usage fees. The Target Company also cooperates with other content and application service providers so as to enable other specialised telephone information and application services, such as telephone banking and telephone stock trading services. For each of the years ended 31 December 2002, 2003, 2004 and for the six months ended 30 June 2005, the total usage of the Target Company's telephone information service were approximately 142 million minutes, 243 million minutes, 480 million minutes and 262 million minutes, respectively. The Target Company intends to further expand the scope and usage of these services and develop flexible revenue sharing arrangements with content and application service providers.

"Personalised Ring" service

The Target Company also actively promotes the "Personalised Ring" service, which was launched in the Target Regions at the end of 2004, and has rapidly acquired approximately 1.22 million subscribers as of 30 June 2005.

Interconnection

The Target Company earns interconnection fees for terminating or transmitting calls that originate from other domestic operators' networks and pays interconnection fees to other operators in respect of calls originating from its networks that are terminated on their networks. The Target Company earns and pays such fees in respect of local and domestic and international long distance calls and Internet service.

All interconnection and settlement arrangements among domestic operators in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MII.

Broadband and other Internet-related services

The Target Company is the leading provider of broadband and other
Internet-related services in the Target Regions. Broadband services represent one of its fastest growing businesses. This growth has been driven by the increasing affordability and rising use of personal computers and other Internet access devices and the proliferation of content and applications, such as online games and video-on-demand.

The following table sets forth selected information regarding the Target Company's broadband, dial-up and dedicated Internet access services for each of the years ended or as of 31 December 2002, 2003 and 2004 and for the six months ended or as of 30 June 2005.


                                                             For the year ended or as of 31          For the
                                                                        December                  six months
                                                                                                    ended or
                                                                                                    as of 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Broadband services:(1)
DSL subscribers (in thousands)                                    93.1       718.9      1,529.2      1,877.9
LAN subscribers and subscribers of other services (in             34.0        92.1        745.2        900.0
thousands)

Total (in thousands)                                             127.1       811.0      2,274.4      2,777.9

Market share (%)(2)                                                100        97.1         87.9         90.7

Dial-up and dedicated Internet access services:
Dial-up online usage (in million minutes)                      8,104.9     7,184.6      3,081.2        899.7
Dedicated Internet access lines in service                       2,750       1,900          565          377


(1) DSL subscribers are calculated based on the number of active accounts. LAN subscribers consist of end-users and dedicated line users. LAN end-users are calculated based on the number of ports subscribed for. The number of LAN dedicated line users equals total monthly fees paid by such users divided by a set monthly revenue per user. The current set monthly revenue per user is RMB90. The Target Company considers an account active or a service subscribed for as soon as practicable after activations of the applicable service. A subscriber is removed from the total number of subscribers as soon as practicable after that subscriber deactivates the service voluntarily or three months after the date on which that subscriber's bill becomes overdue.

(2) Calculated by dividing the number of the Target Company's broadband subscribers as of 31 December 2002, 2003 and 2004 and 30 June 2005 by the aggregate number of broadband subscribers in the Target Regions as of such dates, as measured by the provincial telecommunications administrations (other than the number of broadband subscribers in Shanxi Province as of 31 December 2003, and the number of broadband subscribers in Shanxi Province as of 31 December 2003 was estimated by the Target Company).

Broadband services

The Target Company is leveraging its extensive fixed-line network, large customer base, experienced sales force and established brand to achieve a leading position in the fast growing market for broadband services in China. As of 30 June 2005, the Target Company had approximately 2.78 million broadband subscribers and a market share of approximately 90.7% in the Target Regions, having averaged net additional subscribers of approximately 84 thousand per month during the six months ended 30 June 2005.

The Target Company has taken various initiatives to tailor its products and services to meet the evolving broadband needs of its customers. In order to increase broadband penetration rate in the Target Regions, the Target Company has introduced a series of products with different access speeds and developed tiered broadband usage package with different monthly payment plans to cater for customers with different affordability and needs. In addition, in order to further increase its revenue from broadband services, the Target Company has developed and promoted broadband products and solutions that are suited to various small and medium-sized enterprises. As a result, the proportion of corporate customers and their revenue contribution to the broadband services have been raised. The Target Company has also launched more products with high bandwidth access and has established Internet cafe chains, thereby retaining high-usage customers. Furthermore, the Target Company is actively working with content providers, Internet service providers and equipment manufacturers to facilitate the introduction of new content, value-added services, applications and devices that will enrich the online experience of its customers so as to increase demand for and migration to broadband services and also average revenue per unit.

DSL services

The Target Company promotes DSL services as the primary broadband service means for residential customers and small and medium-sized enterprise customers in the Target Regions. In the Target Regions, where the Target Company is the dominant fixed-line operator, the number of subscribers to its DSL services has grown steadily in recent years, with approximately 1.88 million DSL subscribers as of 30 June 2005, compared with approximately 93 thousand subscribers as of the end of 2002. As of 30 June 2005, the Target Company's DSL subscribers accounted for approximately 67.6% of its total number of broadband subscribers.

LAN services

In addition to DSL technology, the Target Company also uses Ethernet technology-based LANs, to provide its customers with broadband services. The Target Company has selectively rolled out LANs in high density residential and office buildings in the Target Regions, where customers demand a high bandwidth. As of 30 June 2005, the Target Company had approximately 0.9 million subscribers of its LAN services, representing approximately 32.4% of its total broadband subscribers.

Other Internet-related services

The Target Company is also one of the largest providers of dial-up Internet access services in the Target Regions in terms of number of subscribers. It also offers communications-intensive business customers Internet access through dedicated lines in the Target Regions. As of 30 June 2005, the Target Company had a total of 377 dedicated Internet access subscribers. The Target Company bundles this service with voice and data services to provide integrated communications solutions to its business customers.

The Target Company also operates Internet data centers, which provide co-location and website hosting services to business customers that lease servers, routers and other network components for Internet-related solutions. These services are used primarily by business customers seeking to outsource the infrastructure needed to utilise the Internet in a cost effective way.

Business and data communications services

The Target Company is the leading provider of business and data communications services in the Target Regions. Managed data services represent a growing area in China's telecommunications industry. The Target Company bundles the data communications services together with fixed-line telephone services and broadband services to attract communications-intensive business customers. The Target Company is responding to increasing market demand in this area by leveraging its network platforms for data transmission and by offering a broad portfolio of services and customised solutions.

The Target Company offers managed data products, such as DDN, frame relay, ATM and IP-VPN, and leased line products, including domestic and international leased circuits. Its customers for these services include government entities, large financial institutions and other domestic and multinational businesses, ISPs and other telecommunications operators. The Target Company focuses on diversifying its business and data communications services and products and providing quality customer service to its large corporate and carrier customers.

Managed data services

The Target Company provides a variety of managed data services to its business customers, including DDN, frame relay, ATM and IP-VPN services. The Target Company anticipates that demand for data communications services will be fuelled by growth in the emerging services segment, which includes e-commerce, broadband content, network applications and IP-VPN services. The Target Company's DDN services provide high quality and reliable transmission at speeds ranging from 9.6kbps to 2Mbps to meet the increasing demand for low- to medium-speed transmission capacity from business customers and government agencies. The Target Company also offers advanced high-speed data communications services based on frame relay and ATM technologies to major business customers, including multinational corporations, government agencies and financial institutions. These services enable flexible and cost-effective use of bandwidth resources and many of the Target Company's customers are increasingly using ATM services to form VPNs to link their local area networks in different locations.

The following table sets forth selected information regarding the managed data services of the Target Company as of 31 December 2002, 2003 and 2004 and as of 30 June 2005.


                                                                    As of 31 December              As of  30
                                                                                                        June
                                                                  2002        2003         2004         2005

Number of ports
DDN                                                             42,591      44,083       43,760       43,050
Frame relay                                                        670         696          689          685
ATM                                                                 82         151          777        1,081
Leased bandwidth
DDN (x64kbps)                                                  176,998     185,767      190,503      199,862
Frame relay (x128kbps)                                             800         855          855          845
ATM (x2Mbps)                                                     4,096       7,473       16,678       17,250


Leased line services

The Target Company is a major provider of dedicated leased line services to businesses, government agencies and other telecommunications operators in the Target Regions. The Target Company leases network elements, including digital circuits, digital trunk lines and optical fibers, to business and government customers as well as other telecommunications operators.

As of 30 June 2005, the Target Company leased circuits totalling 12,543 (x2Mbps) in bandwidth to its customers, and an increasing percentage of its leased circuits are of higher capacity. The following table sets forth the respective amounts of bandwidth of the leased line services of the Target Company provided to its business customers and carrier customers as of 31 December 2002, 2003 and 2004 and as of 30 June 2005.

                                                                    As of 31 December              As of  30
                                                                                                        June
                                                                  2002        2003         2004         2005

Bandwidth of leased circuits (x2Mbps)
Business customers                                               2,694       3,983        7,006        9,483
Carrier customers                                                9,192       6,456        4,211        3,060

Total                                                           11,886      10,439       11,217       12,543


Due to the increased demand for data services, the number of business customers increased steadily in recent years. On the other hand, as more and more carrier customers built their own network and generally reduced the circuits leased with the Target Company, the bandwidth of circuits leased by carrier customers decreased through the periods indicated above.

TARIFFS

The Target Company and the Group are subject to the same regulatory framework with respect to the tariffs of the various services offered by the Target Company. Accordingly, the tariff structures and rates charged by the Target Company for its various services are similar to those of the Group. For some of the newly introduced services, such as PHS short messaging service, the tariff has been set by the Company with the necessary tariff details filed with the MII. For the six months ended 30 June 2005, the tariff for PHS short messaging service ranges from RMB0.08 to RMB0.15 per message.

MARKETING, SALES, DISTRIBUTION AND CUSTOMER SERVICES

Marketing, sales, distribution and customer services initiatives

The Target Company has implemented initiatives for each of its market segments, consisting of residential, small and medium-sized enterprise and large business customers. The Target Company conducts sales primarily through its service representatives and account managers, direct and third-party sales outlets, service hotline, and its website.

The Target Company's service representatives cover particular areas and provide consulting, upfront installation and trouble-shooting services to its residential and small and medium-sized enterprise customers. Its account managers, in addition to those services provided by service representatives, also provide technical support, billing and collection services to its small and medium-sized enterprise and large customers. Its service representatives and account managers are evaluated based on quality of customer service provided, number of new customers generated and revenue growth.

The Target Company also conducts sales through its own sales outlets and the sales outlets of third parties. Its partnership with third-party distributors enables the Target Company to more effectively market to a broader customer base, increase market penetration and identify potential markets, while reducing its operating expenses. As of 30 June 2005, the Target Company had 26,049 sales and marketing employees in the Target Regions. The Target Company also had 3,388 direct sales and customer service outlets and 34,291 authorised third-party agents in the Target Regions as of 30 June 2005.

In recent years, the Target Company has also substantially increased the amount of residential marketing activities conducted both on its "10060" hotline and through its website. "10060" is the nationwide telephone number for customer service centers across China, providing comprehensive customer service for all service offerings, including service inquiry, billing inquiry, recharge and customer complaints.

In addition, for its high-end residential and small and medium-sized enterprise customers, the Target Company provides tailored services through "Gold Club" memberships. "Gold Club" members enjoy discounts on its and its partners' products, as well as rewards programs.

The Target Company provides customised services and comprehensive solution packages to large business customers, including international customers. For its small and medium-sized enterprise customers, the Target Company provides additional customised solutions for each industry.

The Target Company markets to its enterprise customers through advertising and trade shows, online advertising, industry and regional events, sponsored activities as well as through its partners, including its suppliers.

Trademarks

The Target Company markets its services under the "CNC" brand name and logo, which are registered trademarks in China owned by its ultimate parent company, China Netcom Group. Upon completion of the Acquisition, the Target Company has the right to use these trademarks on a royalty-free basis until 2014, which is automatically renewable at the option of the Target Company.

Billing services and credit control

The Target Company bills its residential customers on a monthly basis and payments are usually due within a month of the last date of the billing period. The Target Company provides a range of payment choices for the convenience of its customers, including direct-debit service, which automatically deducts the monthly payment from the subscriber's designated bank account. The Target Company also provides specially tailored billing and collection services to its large business customers to help them more effectively plan and monitor their telecommunications needs.

The Target Company charges a late payment fee on subscriber accounts with payments that are not settled by the monthly due date. The Target Company generally deactivates services for subscribers whose accounts are more than 30 days overdue. These subscribers whose services have been deactivated must pay all overdue amounts, including applicable late payment fees, to reactivate their services. The Target Company will terminate a subscriber's service and will remove him or her from the subscriber list if his or her account is overdue for more than three months. The Target Company has implemented subscriber registration procedures, including credit and background checking for PHS customers to strengthen credit control. The Target Company also actively promotes its prepaid telephone services as a means of controlling bad debts.

NETWORK INFRASTRUCTURE

The network which the Target Company operates consists of transport networks, service networks and support and information systems. The service networks, which support the Target Company's basic and value-added telecommunications services, consist of its local access networks, including PHS networks, fixed-line telephone switch networks, Internet and data service networks and intelligent networks. The support and information systems include Operation Support System ("OSS") and Business Support System ("BSS") to support the reliable and effective operation of the Target Company's networks. In addition, the Target Company is building an information technology network and Management Support System ("MSS") which is designed to ensure the speed and accuracy of its internal information flow.

Transport networks

The Target Company operates an advanced, high-speed, large capacity, secure and reliable fiber-optic transport network throughout the Target Regions. The inter-provincial fiber-optic cables in the Target Regions, which are owned by China Netcom Group, and operated by the Target Company, are integrated with the Target Company's own intra-provincial transport network. This fiber-optic network is supplemented by satellite transmissions and microwave links. The fiber-optic transport network that the Target Company operates allows it to more easily manage networks with enhanced reliability. In addition, the Target Company offers a series of advanced protection technologies to customers with varying service level requirements.

Service networks

Local access networks

The Target Company has extensive local access network coverage in the Target Regions. Its local access network covers most cities, counties and villages in the Target Regions. With its comprehensive local access networks, the Target Company is able to provide customised solutions to its customers.

The Target Company continues to upgrade its existing copper line local access networks using DSL technology. The Target Company has selectively connected additional large office buildings and business centers with broadband services using fibre optic cables.

Fixed-line telephone switch networks

A substantial portion of the Target Company's fixed-line telephone networks has been built in the last decade. All of its switches are digital. The network consists of 45 local switch networks and a long distance switch network. As of 30 June 2005, the total capacity of local switches reached approximately 35.11 million lines, and the capacity of long distance switches reached approximately 14,437 (x2Mbps) in bandwidth. The Target Company adopts advanced technology to ensure network reliability and to improve the utilisation rate of its network.

Internet and data service networks

The Target Company has developed large capacity, high quality and reliable Internet and data networks in the Target Regions. Its Internet networks primarily rely on switch routers with high bandwidths. They are structured with two layers, the backbone network layer and the application layer. Its backbone networks are meshed to achieve maximum reliability and stability. A majority of the main routes in this layer has transmission capacity at 10Gbps, or at 2.5Gbps. As of 30 June 2005, the Target Company also had a backbone IP network with a total bandwidth of 46,609 (x2Mbps). In addition, this network also allows the Target Company to provide services such as IP-VPN, Internet data center, e-commerce and video-on-demand services. The Target Company's data network system includes a DDN network and a frame relay and ATM network. These networks cover all cities and counties in the Target Regions. In particular, the Target Company's ATM network allows the Target Company to provide various access services, flexible broadband management capability and quality end-to-end services.

Support and information systems

The Target Company's OSS provides support for the operational management and control of its service networks, as well as resource management. It enhances the overall management of the Target Company's networks and helps ensure effective troubleshooting, efficient utilisation of network resources and smooth operation of networks. The Target Company's BSS principally consists of operation management, billing, customer service and other systems. It provides comprehensive and integrated support for various aspects of the Target Company's business, such as customer relationship management and tiered service for its large business customers.

RESEARCH AND DEVELOPMENT

The Target Company's research and development requirements are primarily fulfilled by China Netcom Group in return for a service fee that is negotiated on a case-by-case basis. These research and development activities are focused primarily on operational planning and development of value-added services.

COMPETITION

The Target Company competes with other telecommunications providers in virtually all aspects of its business, including fixed-line telephone services, broadband and other Internet-related services and business and data communications services. The Target Company's principal competitors in China are telecommunications carriers wholly or majority-owned by the PRC government, including three fixed-line service providers and two licensed mobile service providers. Since the Target Company controls most of the local access network, including "last mile" access network in the Target Regions, it has experienced limited competition to date in the provision of local telephone services. However, competition may increase in the future as other licensed operators develop their own networks, including through the use of alternative technologies.

EMPLOYEES

The following table sets forth information regarding employees of the Target Company as of 30 June 2005:


                                                                                        As of 30 June 2005
                                                                                       Number of  Percentage
                                                                                       Employees    of Total
                                                                                                   Employees
                                                                                                         (%)

Management, finance and administrative                                                     7,361        14.5
Sales and marketing                                                                       26,049        51.5
Operations and maintenance                                                                14,646        28.9
Others(1)                                                                                  2,580         5.1

Total                                                                                     50,636       100.0

(1)   Includes research and development employees.

CAPITAL EXPENDITURE

The following table sets forth the Target Company's actual and planned total capital expenditure requirements for the periods indicated:


                                                                                                     Capital
                                                                                                Expenditures
                                                                                                     (RMB in
                                                                                                   millions)

2002                                                                                                   8,372
2003                                                                                                   7,922
2004                                                                                                   7,017
2005 (Planned)                                                                                         6,500
2006 (Planned)                                                                                         6,300

The Target Company will continue to focus on controlling its capital expenditures and improving its network efficiency. It is expected that the planned capital expenditures for the years 2005 and 2006 will mainly relate to further rollout of broadband services, local access networks and transport and switching networks.

The capital expenditure estimates above are subject to uncertainty and actual capital expenditures in future periods may differ significantly from these estimates. In addition, the Target Company may enter into new telecommunications businesses in the future, which may require additional capital expenditures.

DISCUSSION ON THE PERFORMANCE OF THE TARGET GROUP

The Target Company, capitalising on its comprehensive local networks, is the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in the Target Regions. In addition to basic telephone services, the Target Company offers a range of value-added services. PHS services, broadband services and value-added services are at a stage of rapid development in China, and the Target Company believes that there is significant growth potential in this area.

The audited financial statements of the Target Group for the three years ended 31 December 2004 and for the six months ended 30 June 2005 are set out in Appendix II to this circular.

The amount of cash and bank deposits held by the Target Group as at 31 December 2002, 2003 and 2004 and as at 30 June 2005 amounted to RMB1,097 million, RMB1,114 million, RMB580 million and RMB466 million, respectively. All balances as at 31 December 2002, 2003 and 2004 and 30 June 2005 are denominated in Renminbi and kept in the PRC. The Target Group's source of funds is mainly derived from its operating activities in the PRC.

As at 31 December 2002, 2003 and 2004, the Target Group carried outstanding loans in the amount of RMB26,870 million, RMB27,313 million and RMB24,191 million, respectively. As at those dates, short-term bank loans of the Target Group were in the amount of RMB10,219 million, RMB15,774 million and RMB15,543 million, respectively and long-term bank loans and other loans of the Target Group were in the amount of RMB16,651 million, RMB11,539 million and RMB8,648 million, respectively. As at 30 June 2005, the Target Group carried outstanding loans in the amount of RMB23,675 million, of which RMB16,978 million are short-term bank loans and RMB6,697 million are long-term bank loans and other loans.

All the short-term bank loans are unsecured as at 31 December 2002, 2003 and 2004 and as at 30 June 2005. As at 31 December 2002, 2003 and 2004 and as at 30 June 2005, the Target Group's long-term bank loans of RMB287 million, RMB273 million, RMB260 million and RMB253 million, respectively were secured by corporate guarantees granted by China Netcom Group. In addition, as at 31 December 2002, long-term bank loans of RMB8 million were secured by corporate guarantees granted by third parties. The interest rates of the majority of the Target Group's bank loans were floating. As at 31 December 2002, 2003 and 2004 and as at 30 June 2005, the Target Group's banking facilities amounted to RMB34,818 million, RMB34,568 million, RMB33,409 million and RMB33,206 million, respectively.

As at 31 December 2002, 2003 and 2004 and as at 30 June 2005, the Target Group's total debt to capitalisation ratio (dividing total debt of the Target Group by the total of debt, owners' equity and balance of deferred revenue of the Target Group) were 66.3%, 63.9%, 63.6% and 66.5%, respectively. The Target Group's loans are denominated in Renminbi, US dollars, Japanese Yen and Euro. The Target Group did not employ any financial instrument to hedge its loans.

As at 30 June 2005, the Target Group had not given guarantees and there was no charge on its assets. As at the same date, the Target Group had no contingent liabilities.

The Target Group's assets are denominated in Renminbi and there is no foreign currency investment.

As of 30 June 2005, the Target Company had 50,636 employees, of which 7,361 are management, finance and administrative staff, 26,049 are sales and marketing staff, 14,646 are operations and maintenance staff and 2,580 are other staff, including staff responsible for research and development. Employee remuneration amounted to RMB1,759 million for the six months ended 30 June 2005. The Target Group adopted a remuneration mechanism with a market-oriented and performance-based approach. The Target Group has not adopted any employee share option scheme. Upon completion of the Acquisition, the employees of the Combined Group will be covered under the existing share option scheme of the Company.

The Target Group's actual capital expenditure for the years 2002, 2003 and 2004 were RMB8,372 million, RMB7,922 million and RMB7,017 million, respectively and its planned capital expenditure for the years 2005 and 2006 are RMB6,500 million and RMB6,300 million, respectively. The planned capital expenditures will mainly relate to further rollout of broadband services, local access networks and transport and switching networks. It is expected that the capital expenditures will be funded using internal cash resources and/or proceeds from future external financing of the Combined Group

              APPENDIX II ACCOUNTANTS' REPORT OF THE TARGET Group

The following is a text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong. As described in the section headed "General Information" in Appendix VI, a copy of the following accountants' report is available for inspection.

[PRICEWATERHOUSECOOPERS GRAPHIC OMITTED]
_______________________________________________________________________________
                                                   | PricewaterhouseCoopers
                                                   | 22/F, Prince's Building
                                                   | Central, Hong Kong


                                                        23 September 2005


The Directors
China Netcom Group Corporation (Hong Kong) Limited

Dear Sirs,

We set out below our report on the combined financial information relating to China Netcom Group New Horizon Communications Corporation (BVI) Limited (the "Target BVI Company") and its subsidiary (hereinafter collectively referred to as the "Target Group") for each of the years ended 31 December 2002, 2003 and 2004 and the six months ended 30 June 2004 and 2005 (the "Relevant Periods") for inclusion in the circular of China Netcom Group Corporation (Hong Kong) Limited (the "Company") dated 23 September 2005 (the "Circular") in relation to the proposed acquisition of the entire financial interest of the Target BVI Company by the Company.

The Target BVI Company is currently owned by China Netcom Communications Group Corporation ("China Netcom Group"), the Company's ultimate holding company which is a state-owned telecommunication operator established in the People's Republic of China (the "PRC") under the supervision and regulation of the Ministry of Information Industry ("MII"). The Target BVI Company was incorporated in the British Virgin Islands ("BVI") on 27 July 2005 as a limited liability company under the British Virgin Islands International Business Companies Act of 1984. The Target BVI Company has one subsidiary, namely China Netcom Group New Horizon Communications Corporation Limited (the "Target Company"), which was established in the PRC on 9 August 2005 as a limited liability company. The purpose of the Target BVI Company and its subsidiary is to hold and operate the fixed line telecommunications businesses of four provinces / autonomous regions in the PRC, namely Shanxi Province, Jilin Province, Heilongjiang Province and Inner Mongolia Autonomous Region (collectively referred to as the "Target Regions") which were transferred to the Target Group by China Netcom Group pursuant to a group reorganisation as described in Note 1 of Section II below.

The Target BVI Company and its subsidiary have adopted 31 December as their financial year end.

No audited financial statements have been prepared for the Target BVI Company and the Target Company since their respective date of incorporation / establishment as they were incorporated / established subsequent to 30 June 2005 and have not been involved in any significant business transactions since incorporation / establishment other than the Reorganisation referred to herein.

For the purpose of the Reorganisation, the directors of the Target BVI Company have prepared the combined financial statements of the fixed line telecommunications businesses of the Target Regions for the Relevant Periods in accordance with the relevant accounting principles and financial regulations applicable to PRC companies (the "PRC GAAP Accounts"). Except for the six months ended 30 June 2004 and 2005, the PRC GAAP Accounts were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company [GRAPHIC OMITTED][GRAPHIC OMITTED].

For the purpose of this report, the directors of the Company have prepared the combined financial statements for the Relevant Periods as set out in Sections I to III ("Financial Information") in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), based on the PRC GAAP Accounts, and on the basis set out in Note 2 of Section II below, after making adjustments as are appropriate. In preparing the Financial Information, it is fundamental that appropriate accounting policies are selected and applied consistently. For the purpose of this report, we have carried out independent audit procedures on the Financial Information in accordance with Statements of Auditing Standards issued by HKICPA, and have examined the Financial Information and carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by HKICPA.

The directors of the Company are responsible for the preparation of the Financial Information which is required to give a true and fair view. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report, and prepared on the basis set out in Note 2 of Section II below, gives a true and fair view of the combined state of affairs of the Target Group as at 31 December 2002, 2003 and 2004 and 30 June 2005, and of the Target Group's combined results and cash flows for the Relevant Periods.

(I)   FINANCIAL INFORMATION
 (All amounts in RMB million unless otherwise stated)

The following are the combined income statements of the Target Group for the Relevant Periods prepared on the basis set out in Note 2 of Section II below, after making adjustments as are appropriate.

COMBINED INCOME STATEMENTS


                                                      Years ended 31 December          Six months ended 30
                                                                                              June
                                           Note       2002        2003         2004        2004        2005

Revenues                                      6     16,232      17,700       18,616       9,315       9,712

Operating expenses
Depreciation and  amortisation                      (5,988)     (6,317)      (6,426)     (3,196)     (3,184)
Networks, operations and support                    (4,087)     (3,118)      (2,426)       (960)       (992)
Staff costs                                  10     (2,602)     (3,398)      (3,891)     (1,892)     (1,759)
Selling, general and                                (2,245)     (3,269)      (3,311)     (1,736)     (1,369)
administrative expenses
Other operating expenses                              (380)       (537)        (459)       (225)       (129)

Total operating expenses                           (15,302)    (16,639)     (16,513)     (8,009)     (7,433)

Operating profit before interest                       930       1,061        2,103       1,306       2,279
income and deficit on revaluation
of property, plant and equipment
Interest income                                         28          16           11           5           3
Deficit on revaluation of                 16(c)          -           -      (11,318)          -           -
property, plant and equipment

Profit/(loss) from operations                 7        958       1,077       (9,204)      1,311       2,282
Finance costs                                 8     (1,283)     (1,270)        (998)       (500)       (501)

Profit/(loss) before taxation                         (325)       (193)     (10,202)        811       1,781
Taxation                                      9        423         398        3,671        (102)       (451)

Profit/(loss) for the year/period                       98         205       (6,531)        709       1,330


COMBINED BALANCE SHEETS

The following are the combined balance sheets of the Target Group as at 31 December 2002, 2003 and 2004 and 30 June 2005, prepared on the basis set out in
Note 2 of Section II below, after making adjustments as are appropriate.

                                                                    As at 31 December              As at  30
                                                                                                        June
                                                     Note        2002         2003         2004         2005

Assets
Current assets
Cash and bank deposits                                 11       1,097        1,114          580          466
Accounts receivable                                    12       1,121        1,175        1,486        1,859
Inventories and consumables                            13         291          209          302          273
Prepayments and other receivables                      14         739          582          436          366
Due from ultimate holding company and                  23         141           94          714          166
fellow subsidiaries

Total current assets                                            3,389        3,174        3,518        3,130

Non-current assets
Lease prepayments for land                             15         466          450          480          437
Property, plant and equipment                          16      44,588       47,719       42,110       39,327
Construction in progress                               17       3,518        2,354        2,995        3,178
Intangible assets                                      18          58           91           66          121
Deferred costs                                         19         668          672          654          593
Deferred tax assets                                    26       1,663        2,076        1,410        1,143
Other non-current assets                                           14           11            9            -

Total non-current assets                                       50,975       53,373       47,724       44,799

Total assets                                                   54,364       56,547       51,242       47,929
Liabilities and equity
Current liabilities
Accounts payable                                       20       5,632        5,409        6,472        6,091
Accruals and other payables                            21       1,639        1,267        1,513        1,319
Short-term bank loans                               22(a)      10,219       15,774       15,543       16,978
Current portion of long-term bank and other         22(b)       5,727        3,676        4,457        3,484
loans
Due to ultimate holding company and fellow             23       1,231        1,448        1,836        1,866
subsidiaries
Current portion of deferred revenues                   24       2,140        2,170        2,223        1,954
Current portion of provisions                          25       1,495        1,550        1,531        1,513
Taxation payable                                                  105          185          165           97

Total current liabilities                                      28,188       31,479       33,740       33,302

Net current liabilities                                      (24,799)      (28,305)     (30,222)     (30,172)

Total assets less current liabilities                          26,176       25,068       17,502       14,627

Non-current liabilities
Long-term bank and other loans                      22(b)      10,924        7,863        4,191        3,213
Deferred revenues                                      24       3,963        2,981        2,171        1,860
Provisions                                             25       1,181        1,153        1,431        1,369
Deferred tax liabilities                               26       2,497        2,759          255           50
Other non-current liabilities                                      57           29           24            4

Total non-current liabilities                                  18,622       14,785        8,072        6,496

Total liabilities                                              46,810       46,264       41,812       39,798

Owner's equity                                                  7,554       10,283        9,430        8,131

Total liabilities and equity                                   54,364       56,547       51,242       47,929


COMBINED STATEMENTS OF CHANGES IN EQUITY

The following are the combined statements of change in equity of the Target Group for the Relevant Periods, prepared on the basis set out in Note 2 of
Section II below, after making adjustments as are appropriate.

                                                         Revaluation Other       Capital/retained      Total
                                                             reserve    reserve          earnings

Balance as at 1 January 2002                                       -          -             7,921      7,921
Profit for the year                                                -          -                98         98
Net distributions to owners                                        -          -              (155)      (155)
Movement of deferred tax recognised  in equity (Note               -          -              (310)      (310)
26(i))

Balance as at 31 December 2002                                     -          -             7,554      7,554

Balance as at 1 January 2003                                       -          -             7,554      7,554
Profit for the year                                                -          -               205        205
Net contributions from owners                                      -          -             2,777      2,777
Movement of deferred tax recognised  in equity (Note               -          -             (253)      (253)
26(i))

Balance as at 31 December 2003                                     -          -            10,283     10,283

Balance as at 1 January 2004                                       -          -            10,283     10,283
Loss for the year                                                  -          -            (6,531)    (6,531)
Net contributions from owners                                      -          -             3,794      3,794
Movement of deferred tax recognised  in equity (Note               -          -              (704)      (704)
26(i))
Revaluation surplus (Note 16)                                  3,863          -                 -      3,863
Revaluation tax credit (Note 26(ii))                          (1,275)         -                 -     (1,275)

Balance as at 31 December 2004                                 2,588          -             6,842      9,430

Balance as at 1 January 2005                                   2,588          -             6,842      9,430
Profit for the period                                              -          -             1,330      1,330
Net contributions from owners                                      -          -                68         68
Distributions to owners                                            -          -              (930)      (930)
Movement of deferred tax recognised  in equity (Note           1,097        843            (2,174)      (234)
26 (ii),(iii))
Transfer to retained earnings                                  (360)        (13)              373          -
Net assets distributed to owners in accordance with                -          -            (1,533)    (1,533)
the reorganisation (Note 2)

Balance as at 30 June 2005                                     3,325        830             3,976      8,131


COMBINED STATEMENTS OF CASH FLOWS

The following are the combined cash flow statements of the Target Group for the Relevant Periods, prepared on the basis set out in Note 2 of Section II below, after making adjustments as are appropriate.



                                                       Years ended 31 December         Six months ended 30
                                                                                              June
                                            Note        2002        2003        2004        2004        2005

Cash flows from operating
activities
Net cash inflows generated from            27(a)       7,302       6,720       7,728       4,424       4,620
operations
Interest received                                         28          16          11           5           3
Interest paid                                         (1,246)     (1,151)       (956)       (509)       (539)

Net cash inflow from operating                         6,084       5,585       6,783       3,920       4,084
activities

Cash flows from investing
activities
Purchase of property, plant and                       (8,372)     (7,922)     (7,017)     (3,022)     (2,846)
equipment and construction in
progress
Sales of property, plant and                               -          21          30          17           8
equipment
Net decrease/(increase) in time                           75          27          (8)          7          30
deposits with maturity over three
months

Net cash outflow from investing                       (8,297)     (7,874)     (6,995)     (2,998)     (2,808)
activities

Cash flows from financing
activities
New bank loans and other loans                        14,490      16,973      14,470      11,026      11,455
Repayment of bank loans                              (12,816)    (17,378)    (18,233)    (15,392)    (11,601)
Capital element of finance lease                         (41)        (39)       (361)       (187)       (383)
payments
Net contributions received                              (155)      2,777       3,794       3,177        (831)
from/(distributions to) owners

Net cash inflow/(outflow) from                         1,478       2,333        (330)     (1,376)     (1,360)
financing activities

Increase/(decrease) in cash and                         (735)         44        (542)       (454)        (84)
cash equivalents
Cash and cash equivalents at                           1,781       1,046       1,090       1,090         548
beginning of year/period

Cash and cash equivalents at end              11       1,046       1,090         548         636         464
of year/period



(II)  NOTES TO THE FINANCIAL STATEMENTS

1.    The Target Group, its Reorganisation and Principal Activities

(a)   Background of the Target Group

The Target BVI Company was incorporated in the BVI on 27 July 2005 as a limited liability company under the British Virgin Islands International Business Companies Act of 1984. Through China Netcom Group New Horizon Communications Corporation Limited, its wholly owned subsidiary established in the PRC, the Target BVI Company holds the assets and liabilities of the fixed line telecommunications business in the Target Regions. These assets and liabilities were injected from China Netcom Group as set out in note (b) below.

(b)   Reorganisation of the Target Group

In anticipation of the proposed acquisition of the Target BVI Company by the Company from China Netcom Group (the "Proposed Acquisition"), the Target BVI Company and its subsidiary underwent a reorganisation as follows (the "Reorganisation"):

(a) The net assets of the fixed line telecommunications operations of the Target Regions, excluding certain assets and liabilities retained by China Netcom Group as set out in (c) below, valued at RMB 9,466 million as of 31 December 2004 based on an independent valuation, were injected into China Netcom Group New Horizon Communication Corporation Limited, the Target Company on 9 August 2005;

(b) The entire interests in the Target Company were transferred to the Target BVI Company, an investment holding company incorporated in the BVI and indirectly held by China Netcom Group through China Netcom Group (BVI) Company Limited, on 1 September 2005 for a consideration of RMB 9,466 million by way of equity injection;

(c) China Netcom Group retained the inter-provincial optic fibers, certain land and buildings, long term investments and certain minor current assets and liabilities of the fixed line telecommunications business of the Target Regions after the Reorganisation.

(c)   Principal activities

After the Reorganisation, the Target Group is the dominant provider of fixed line telephone services, broadband services, other Internet-related services, and business and data communications services in the Target Regions.

The Target Group's operations are subject to the supervision of and regulation by the PRC Government. The MII, pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the telecommunications industry policies and regulations (the "Telecommunications Regulations").

Under the Telecommunications Regulations, all telecommunications operators in the PRC must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous regions and municipalities are required to obtain licenses from the MII. In accordance with the approval of the MII, the Target Company, as an indirect subsidiary of China Netcom Group, has the right to operate the Target Group's telecommunications business in the Target Regions under the authorisation of China Netcom Group, which holds the license required for operating the Target Group's telecommunications businesses in the PRC.

Following the Reorganisation, China Netcom Group continues to be the holder of the licenses for operating a telecommunications network in China, but has, with the consent of the MII, granted the Target Group the right to operate under its licenses, the assets described above and the related businesses.

2.    Basis of presentation

As a result of the segregation and separate management of the assets and liabilities retained by China Netcom Group upon Reorganisation beginning 30 June 2005, such assets and liabilities have been reflected as a distribution to owner in the combined statement of owners' equity as at 30 June 2005.

Immediately before and after the Reorganisation, the Target Group and the assets and liabilities of the Target Regions are wholly owned by China Netcom Group. Accordingly, the Reorganisation was regarded as a group restructuring and accounted for under merger accounting, as permitted by the Hong Kong Statement of Standard Accounting Practice 27 ("SSAP 27") "Accounting for group reconstructions", and the assets and liabilities injected into the Target Group by China Netcom Group under Note 1 (a) and (b) above have been stated at historical amounts. The combined Financial Information presents the combined results and financial position of the Target Group as if the fixed line telecommunications businesses were injected into the Target Group from China Netcom Group at the beginning of the earliest periods presented.

The assets and liabilities as at 30 June 2005 retained by China Netcom Group were as follows:


                                                                                                    As at 30
                                                                                                   June 2005
                                                                                                 RMB million

Current assets                                                                                           164
Lease prepayments for land (Note 15)                                                                      40
Property, plant and equipment, net (Note 16)                                                           1,864
Construction in progress (Note 17)                                                                       215
Other non-current assets                                                                                  15
Current liabilities                                                                                     (749)
Non-current liabilities                                                                                  (16)

Net amount                                                                                             1,533

3.   Summary of significant accounting policies

The principal accounting policies applied in the preparation of the Financial Information are set out below. These policies have been consistently applied to all the years/periods presented, unless otherwise stated.

3.1   Basis of preparation

The Financial Information has been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The Financial Information has been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets which are carried at fair value.

The preparation of Financial Information in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Target BVI Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Information, are disclosed in Note 5.

A significant percentage of the Target Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Target Group's short term borrowings have been rolled over upon maturity. Based on the Target Group's history of obtaining finance, its relationships with its bankers and its operating performance, the directors of the Target Group consider that the Target Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

This is the first set of HKFRS financial statements of the Target Group. No audited stand-alone financial statements have been prepared for the Target BVI Company or the Target Company since their respective dates of incorporation / establishment as they were incorporated or established since 30 June 2005 and have not been involved in any significant transactions since incorporation / establishment other than the Reorganisation.

3.2   Basis of Combination

As set out in Note 2 above, the Reorganisation involving the injection of businesses from China Netcom Group into the Target Group was accounted for using merger accounting in accordance with SSAP No.27 issued by the HKICPA. The results and financial position of businesses combined under the Reorganisation were included in the Financial Information as if the businesses were acquired at the beginning of the earliest periods presented.

Subsidiaries are those entities in which the Target BVI Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

3.3.  Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. Currently, the Target Group has one business segment, the provision of fixed line telecommunication services. The Target Group's assets and operation are all located in the PRC. Accordingly, no business and geographical segment information is presented.

3.4   Foreign currency translation

(a)

Functional and presentation currency

Items included in the financial statements of each of the Target Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") which is Renminbi.

(b)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

3.5.  Property, plant and equipment

(a)

Construction in progress

Construction in progress represents buildings, telecommunications networks plant, transmission and switching equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction including borrowing costs attributable to the construction during the period of construction. When the asset being constructed becomes available for use, the construction in progress is transferred to the appropriate category of property, plant and equipment.

(b)

Other property, plant and equipment

All other property, plant and equipment are initially stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Target Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Buildings subsequent to initial recognition are stated at cost less accumulated impairment losses and depreciated over their expected useful lives.

(c)

Revaluation

Subsequent to the revaluation carried out as at 31 December 2004, which was based on depreciated replacement costs (Note 16), property, plant and equipment other than buildings are carried at their revalued amounts, being the fair values at the date of revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount.

Increases in the carrying amount arising on revaluation are credited to the valuation reserve in shareholders' equity. Decreases that offset previous increases of the same asset are charged against revaluation reserve directly in equity; all other decreases are expensed in the income statement. Any subsequent increases are credited to operating profit up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the income statement and depreciation based on the asset's original cost is transferred from revaluation reserve to retained earnings.

(d)

Depreciation

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts less accumulated impairment loss to their residual values over their estimated useful lives, as follows:

- Buildings                                                         8-30 years
- Telecommunication network and equipment                           5-10 years
- Furniture, fixtures, motor vehicles and other equipments          5-10 years


The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

(e)

Gain or loss on sale of property, plant and equipment

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement, except where the property, plant and equipment is carried at valuation, the relevant portion of the revaluation reserve realised in respect of previous valuations is transferred to retained earnings and is shown as a movement in reserves.

(f)

Impairment

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 3.7).

3.6   Intangible assets

(a)

Purchased software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives ranging from three to five years.

(b)

Sponsorship fee

Sponsorship fee to the 2008 Olympic Games is capitalised and amortised using the straight-line method over its beneficial period of four years.

3.7.  Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

3.8   Inventories and consumables

Inventories comprise mainly spare parts and telephone handsets and are stated at the lower of cost and net realisable value after provision for obsolescence. Cost is determined using the first-in, first-out (FIFO) method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

3.9   Accounts and other receivables

Accounts and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts and other receivables is established when there is objective evidence that the Target Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

3.10  Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and time deposits with original maturities of three months or less which are carried at cost.

3.11  Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Target Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

3.12  Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in Financial Information. However, if the deferred income tax arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

3.13  Employee benefits

(a)

Pension obligations

As stipulated by the regulations of the PRC, the Target Group participates in basic defined contribution pension plans organised by their respective Municipal Governments under which they are governed. The Target Group is required to make contributions to the retirement plans at rates of 20% of the salaries, bonuses and certain allowances of the employees. Employees are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Target Group has no other material obligations for post-retirement benefits beyond these payments as they fall due. Payments made under these plans are expensed as incurred.

(b)

Early retirement benefits

Early retirement benefits are recognised as expenses when the Target Group reaches agreement with the relevant employees for early retirement.

(c)

Employee housing benefits

One-off cash housing subsidies paid to employees are charged to the income statement in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated (see Note 25(a)).

Full-time employees of the Target Group participate in various government-sponsored housing funds. The Target Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Target Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these housing funds are expensed as incurred.

3.14  Provisions

Provisions are recognised when the Target Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

3.15  Revenue recognition

(a)   The Target Group's revenues are recognised as follow:

o Revenues derived from local, domestic long distance ("DLD) and international long distance ("ILD) telephone usage, which vary depending on the day, the time of day, the distance and duration of the call and the tariffs, are recognised when the services are provided to customers.

o Monthly telephone service fees are recognised in the period during which the telephone services are provided to customers.

o Upfront connection and installation fees received are deferred and recognised over the expected customer relationship period of 10 years. With effect from 1 July 2001, no further upfront fees for connection were charged to customers.

o Revenues from the sale of prepaid calling cards are deferred and recognised as the cards are consumed by customers.

o Revenues from PHS bundled service contracts are recognised as local, DLD, or ILD service fees according to the type of usage and on a systematic basis to match the shorter of the pattern of usage of the PHS services by customers and the minimum non-cancellable contract period. PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset (see Note 3.19(b)) for the policy on cost of the handset.

o Revenues from value-added communication services such as call waiting, call diverting and caller number display are recognised when the services are provided to customers.

o Revenues from the provision of broadband and other Internet-related services and managed data services are recognised when the services are provided to customers.

o Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

o Lease income from the leasing of lines and customer-end equipment is recognised over the term of the lease. Lease income from other domestic telecommunications operators and business customers for the usage of the Target Group's fixed line telecommunications networks is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily determined on a year to year basis.

(b)

Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

3.16  Interest expenses

Interest expenses that are attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other interest expenses are charged to the income statement in the year/period in which they are incurred.

3.17  Interconnection charges@#

#@Interconnection charges represent amounts incurred for the use of other telecommuncations operators' network for facilitating the completion of calls that originate from the Target Group's fixed line telecommuncations networks. Interconnection charges are recognised on an accruals basis. For interconnection charges with domestic operators, they are accrued based on actual amounts, while those with overseas operators are accrued based on the Target Group's estimates.

3.18  Leases (as the lessee)

(a)

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

(b)

Finance lease

Leases of assets where the Target Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised upon commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

3.19  Deferred costs

(a)

Deferred installation costs

The direct incremental costs associated with the installation of fixed line services are deferred and amortised to the income statement over the expected customer relationship period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the income statement.

(b)

Customer acquisition costs

The cost of handsets given to customers under bundled service contracts are deferred as customer acquisition costs, to the extent recoverable, and amortised to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period.

3.20  Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Target Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the Financial Information. When a change in the probability of an outflow occurs so that the outflow is probable, the contingent liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Target Group.

4.    Financial risk management

4.1   Financial risk factors

The Target Group's activities expose it to a variety of financial risks: market risks including currency risk and fair value interest rate risk, credit risk, liquidity risk and cash flow interest-rate risk.

(a)

Foreign exchange risk

The Target Group has foreign currency denominated bank loans, the details of which are disclosed in note 22 of the Financial Information.

(b)

Credit risk

The carrying amount of accounts receivable included in the balance sheet represents the Target Group's exposure to credit risk in relation to its financial assets. The Target Group's receivables are unsecured to the extent they are not covered by security deposits. The Target Group believes that adequate provision for uncollectible accounts receivable has been made.

(c)

Liquidity risk

A significant percentage of the Target Group's funding requirements is achieved through short term borrowings, and the balance sheet indicates a significant working capital deficit. Please refer to note 3.1 for further information.

(d)

Cash flow and fair value interest rate risk

The Target Group is exposed to changes in interest rates due to its long-term debt obligations. The Target Group enters into debt obligations to support general corporate purposes including capital expenditures, and working capital needs. Borrowings at variable rates expose the Target Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Target Group to fair value interest rate risk. The bank loans issued at variable rates and fixed rates are disclosed in note 22 of the Financial Information.

4.2   Fair value estimation

The nominal value less estimated credit adjustments of receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Target Group for similar financial instruments.

5.    Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Target Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a)

Depreciation of property, plant and equipment

The property, plant and equipment of the Target Group are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Target Group reviewed the useful lives periodically to ensure that the method and rates of deprecation are consistent with the expected pattern of economic benefits from property, plant and equipment. The Target Group estimates the useful lives of the property, plant and equipment based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes from previous estimates.

(b)

Revaluation of property, plant and equipment

Property, plant and equipment of the Target Group are revalued as of 31 December 2004 on a depreciated replacement cost basis. Apart from lease prepayments for land and buildings, which are carried at cost, other property, plant and equipment are carried at the revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed at intervals of not more than three years by independent valuers and, in each of the intervening years, valuations are undertaken by executives of the Target Group. If the revalued amounts differ significantly from the carrying amounts of the property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. This will have an impact on the Target Group's future results, since any subsequent decreases in valuation are set off first against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged. In addition, the depreciation expense in future periods will change as the carrying amounts of such property, plant and equipment change as a result of the revaluation.

(c)

Impairment of non-current assets

At each balance sheet date, the Target Group considers both internal and external sources of information to assess whether there is any indication that non-current assets, including property, plant and equipment, are impaired. If any such indication exists, the recoverable amount of the assets is estimated and an impairment loss is recognised to reduce the carrying amount of the asset to its recoverable amount. Estimated recoverable amounts are determined based on estimated discounted future cash flows of the cash-generating unit at the lowest level to which the asset belongs. The recoverable amount is the higher of value in use or net selling price. Such impairment losses are recognised in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets

(d)

Revenue recognition for upfront connection and installation fees

The Target Group defers the recognition of upfront customer connection and installation fees and amortises them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortised over the same expected customer relationship period of 10 years, except that when the direct incremental costs exceed the corresponding installation fees, if any, the excess amounts are immediately written off as expenses to the income statement. The Target Group estimates the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Target Group's services, technological innovation, and the expected changes in the regulatory and social environment. If the Target Group's estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for future periods.

(e)

Recognition of revenues and costs under PHS bundled service contracts

The Target Group provides PHS services, which is an extension of the local wireline telecommunications service, to customers. Promotional packages comprise the bundled provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period of time in order to receive a free handset. The total revenues received or receivable are recognised as deferred revenue. The cost of handsets provided to customers is treated as deferred customer acqusition costs, to the extent that they are recoverable through profits made from future services fees. Such deferred revenue and deferred costs are amortised to the income statement on a systematic basis to match the shorter of the pattern of usage of the related service and the minimum non-cancellable contract period. If the pattern of the usage of the PHS services by the customers changes in the future, the amortisation period of the revenues and costs will change accordingly, which will have an impact on future results.

(f)

Provison for doubtful debts

The Target Group maintains an allowance for doubtful debts for estimated losses resulting from the inability of its customers to make the required payments. The Target Group makes its estimates based on the aging of its accounts receivable balances, customer creditworthiness, and historical write-off experience. If the financial condition of its customers were to deteriorate, actual write-offs might be higher than expected, and the Target Group would be required to revise the basis of making the allowance and its future results would be affected.

(g)

Estimation of fair value

The Target Group estimates the fair value of its financial liabilities for disclosure purposes by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Target Group for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

6     Revenues

Revenues represent the turnover of the Target Group and are derived from the provision of fixed line telecommunications and related services in PRC, net of the PRC business taxes and government levies. The Target Group's revenues by business nature can be summarised as follows:


                                                         Years ended 31 December       Six months ended 30
                                                                                               June
                                                          2002        2003       2004       2004        2005

Revenues
Local usage fees                                         5,867       6,118      6,197      3,155       3,188
Monthly telephone service                                3,482       3,896      4,221      2,122       2,107
Upfront installation fees                                  203         223        230        118         118
DLD usage fees                                           2,524       2,554      2,453      1,247       1,217
ILD usage fees                                             134         133        113         57          51
Value-added services                                       277         579        847        396         540
Interconnection fees                                       864       1,183      1,582        765         876
Upfront connection fees                                  1,280       1,157        968        512         397
Broadband service                                          279         663      1,034        478         735
Other internet-related service                             214         176        114         67          42
Managed data service                                       324         338        303        155         145
Leased line income                                         609         374        270        132         169
Other services                                             175         306        284        111         127

Total                                                   16,232      17,700     18,616      9,315       9,712

7     Profit/(loss) from operations

Profit/(loss) from operations is stated after charging and crediting the following:


                                                         Years ended 31 December       Six months ended 30
                                                                                               June
                                                          2002        2003       2004       2004        2005

Charging:
Depreciation (Note 16):
- Owned property, plant and equipment                    5,942       6,188      6,169      3,074       3,045
- Leased property, plant and equipment                      22          97        215        100         109
Amortisation of intangible assets (Note 18)                 14          20         30         16          21
Amortisation of lease prepayments for land (Note            10          12         12          6           9
15)
Auditors' remuneration                                       5           3         15          2           1
Write off/loss on disposal of property, plant and        1,520         535         67         29           -
equipment (industry in networks, operations and
support expenses)
Impairment charge on property, plant and equipment           -         131          -          -           -
(Note 16)
Impairment charge on lease prepayments for land              -          18          -          -           -
(Note 15)
PHS subscribers acquisition cost                            37         931      1,108        656         253
Cost of PHS handsets                                        34          54         51         13           7
Operating leases:
- Land and buildings                                        17          18         27          9          12
- Network and machinery                                     96          89         83         37          12
Interconnection charges                                    139         139        235         95         177
Bad debt expense                                           492         407        353        316         167
Foreign exchange losses                                     31          96         35          -           -

Crediting:
Gain on disposal of property, plant and equipment            -           -          -          -           3
(included in networks operations and support
expenses)
Foreign exchange gains                                       -           -          -         11          48


8     Finance costs


                                                                  Years ended 31 December      Six months ended 30 June
                                                               2002       2003        2004          2004        2005

Interest expenses on
- Bank and other loans wholly repayable within five years      1,397      1,273       1,058        552         563
- Bank and other loans wholly  repayable after five years         27         49          26         12          11
                                                               1,424      1,322       1,084        564         574
Less: Interest expenses capitalised in construction
  in progress                                                   (178)      (158)       (127)       (56)        (28)
                                                               1,246      1,164         957        508         546

Exchange loss/(gain), net                                         31         96          35        (11)        (48)
Bank charges                                                       6         10           6          3           3

                                                               1,283      1,270         998        500         501

Interest expenses were capitalised in construction  5.38% -5.64% 4.76% -6.77% 4.15% -4.86% 3.90% -4.86% 4.28% -4.76%
in progress using the following annual interest rates


9     Taxation


                                                            Years ended 31 December         Six months ended 30 June
                                                             2002        2003       2004        2004         2005


PRC enterprise income tax ("EIT")                             18           6        146         154           622
Deferred taxation (Note 26)                                 (441)       (404)    (3,817)        (52)         (171)

Taxation charge/(credit)                                    (423)       (398)    (3,671)        102           451


The provision for EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of the Target Group as determined in accordance with the relevant income tax rules and regulations in the PRC.

The reconciliation between the Target Group's actual tax charge/(credit) and the amount which is calculated based on the weighted average statutory tax rate is as follows:


                                                        Years ended at 31 December     Six months ended 30 June
                                             Note     2002        2003         2004         2004        2005

Profit/(loss) before taxation                         (325)       (193)     (10,202)         811       1,781

Statutory tax rate                                      33%         33%          33%          33%         33%
Tax calculated at the statutory tax rate              (107)        (64)      (3,367)         268         588
Non-taxable income                            (i)     (422)       (381)        (319)        (169)       (131)
Expenses not deductible for tax purposes               106          59           17           11           9
Others                                                   -         (12)          (2)          (8)        (15)

Tax charge/(credit)                                   (423)       (398)      (3,671)         102         451


Note:

(i) Non-taxable income comprises primarily upfront connection fees charged to customers and amortised over the customer relationship period.

10    Staff costs


                                                            Years ended 31 December      Six months ended 30 June
                                                          2002        2003       2004        2004        2005

Contributions to pensions                                  246         261        368        220         218
Early retirement benefits (Note 25)                        132         204        487        156           2
Wages, salaries and welfare                              2,224       2,933      3,036      1,516       1,539

Total                                                    2,602       3,398      3,891      1,892       1,759


11    Cash and bank deposits


                                                                       As at 31 December            As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Cash and cash equivalents                                        1,046       1,090          548          464
Time deposits with original maturities over three months            51          24           32            2

Total cash and bank deposits                                     1,097       1,114          580          466


The effective interest rate on time deposits with original maturities over three months is 0.72%. (2004: 0.72%; 2003: 0.72%; 2002: 1.42%).

All balances at 31 December 2002, 2003 and 2004 and 30 June 2005 are Renminbi denominated and kept in the PRC. The conversion of Renminbi denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

12    Accounts receivable

Amounts due from the provision of fixed line telecommunications services to residential customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

The ageing analysis of accounts receivable based on the billing date is as follows:


                                                      As at 31 December              As at  30
                                                                                          June
                                                    2002        2003         2004         2005

0-30 days                                            935         870        1,024        1,201
31-90 days                                           157         248          261          371
Over 90 days                                         221         181          557          821

Total                                              1,313       1,299        1,842        2,393
Less: Allowance for doubtful debts                  (192)       (124)        (356)        (534)

Net carrying amounts                               1,121       1,175        1,486        1,859

The movement of allowance for doubtful debts is as follows:


                                                     As at 31 December               As at 30
                                                                                         June
                                                   2002        2003         2004         2005

Balance at beginning of year/period               (172)       (192)        (124)        (356)
Additional provisions                             (271)       (313)        (392)        (178)
Less: Amounts utilised                             251         381          160            -

Balance at end of year/period                     (192)       (124)        (356)        (534)

The carring value of accounts receivables approximate their fair values based on cash flows discounted using a rate based on the borrowing rate of 5.22% (2004: 5.22%; 2003: 5.04%; 2002: 5.04%).

Included in accounts receivable are amounts due from other state-owned telecommunications operators amounting to RMB 299 million, RMB 413 million, RMB 489 million and RMB 607 million as at 31 December 2002, 2003 and 2004 and 30 June 2005 respectively.

13    Inventories and consumables


                                                                             As at 31 December              As at 30
                                                                                                                June
                                                                           2002        2003         2004         2005

Consumables                                                                 259         142          209          181
Telephone handsets and other customer end products held for resale           32          67           93           92

                                                                            291         209          302          273


14    Prepayments and other receivables


                                                                    As at 31 December              As at  30
                                                                                                        June
                                                                  2002        2003         2004         2005

Prepaid expenses and deposits                                       74         126           91           46
Other receivables                                                  665         456          345          320

                                                                   739         582          436          366

Included in the prepaid expenses is deferred customer acquisition cost of RMB 28 million (2004: RMB 59 million; 2003: RMB 69 million; 2002: RMB 1 million).

The carrying values of prepayments and other receivables approximate their fair value based on cash flows discounted using a rate based on the borrowing rate of 5.22% (2004: 5.22%; 2003: 5.04%; 2002: 5.04%).

15    Lease prepayments for land

This represents land use rights in the PRC and their net book value is analysed as follows:


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005


Held for:
Lease of over 50 years                                             134         134          132          123
Lease of between 10 to 50 years                                    298         301          335          306
Lease of less than 10 years                                         34          15           13            8

                                                                   466         450          480          437

                                                                    As at 31 December               As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Opening balance                                                    412         466          450          480
Additions                                                           64          14           42            6
Amortisation charge for the year/period                            (10)        (12)         (12)          (9)
Distributed to owners in accordance with reorganisation              -           -            -          (40)
on 30 June 2005 (Note 2)
Impairment charge for the year/period                                -        (18)            -            -

                                                                   466         450          480          437

16    Property, Plant and Equipment


                                                          Buildings Telecommunication   Furniture,       Total
                                                                         networks and    fixtures,
                                                                            equipment        motor
                                                                                          vehicles
                                                                                         and other
                                                                                         equipment


Cost/valuation:
Balance at 1 January 2002                                     6,648            54,041      2,876      63,565
Additions                                                       186             1,624        410       2,220
Transferred from construction in progress (Note 17)           1,155             6,074        537       7,766
Disposals                                                       (73)           (2,745)      (556)     (3,374)

Balance at 31 December 2002                                   7,916            58,994      3,267      70,177

Accumulated depreciation and impairment:
Balance at 1 January 2002                                    (1,230)          (19,278)      (979)    (21,487)
Depreciation charge for the year                               (245)           (5,290)      (429)     (5,964)
Disposals                                                        31             1,588        243       1,862

Balance at 31 December 2002                                  (1,444)          (22,980)    (1,165)    (25,589)

Net book value at 31 December 2002                            6,472            36,014      2,102      44,588

                                                          Buildings   Telecommunication  Furniture,    Total
                                                                           networks and   fixtures,
                                                                              equipment       motor
                                                                                           vehicles
                                                                                          and other
                                                                                          equipment

Cost/valuation:
Balance at 1 January 2003                                     7,916            58,994      3,267      70,177
Additions                                                        13             1,065        291       1,369
Transferred from construction in progress (Note 17)           1,000             7,158        575       8,733
Disposals                                                       (68)           (1,021)      (172)     (1,261)

Balance at 31 December 2003                                   8,861            66,196      3,961      79,018

Accumulated depreciation and impairment:
Balance at 1 January 2003                                    (1,444)          (22,980)    (1,165)    (25,589)
Impairment charge for the year                                 (123)                -         (8)       (131)
Depreciation charge for the year                               (281)           (5,540)      (464)     (6,285)
Disposals                                                        12               581        113         706

Balance at 31 December 2003                                  (1,836)          (27,939)    (1,524)    (31,299)

Net book value at 31 December 2003                            7,025            38,257      2,437      47,719

                                                          Buildings   Telecommunication  Furniture,      Total
                                                                           networks and   fixtures,
                                                                              equipment       motor
                                                                                           vehicles
                                                                                          and other
                                                                                          equipment

Cost/valuation:
Balance at 1 January 2004                                     8,861            66,196      3,961      79,018
Additions                                                        39               598        292         929
Transferred from construction in progress (Note 17)             414             6,657        327       7,398
Disposals                                                       (16)             (137)      (102)       (255)
Increase as a result of revaluation                               -            17,140      1,503      18,643
Decrease as a result of revaluation                               -           (21,201)    (1,065)    (22,266)

Balance at 31 December 2004                                   9,298            69,253      4,916      83,467

Accumulated depreciation and impairment:
Balance at 1 January 2004                                    (1,836)          (27,939)    (1,524)    (31,299)
Depreciation charge for the year                               (325)           (5,586)      (473)     (6,384)
Disposals                                                         5                92         61         158
Increase as a result of revaluation                               -           (13,458)    (1,322)    (14,780)
Decrease as a result of revaluation                               -            10,461        487      10,948

Balance at 31 December 2004                                  (2,156)          (36,430)    (2,771)    (41,357)

Net book value at 31 December 2004                            7,142            32,823      2,145      42,110

                                                          Buildings   Telecommunication  Furniture,     Total
                                                                           networks and   fixtures,
                                                                            equipment         motor
                                                                                           vehicles
                                                                                          and other
                                                                                          equipment

Cost/valuation:
Balance at 1 January 2005                                     9,298            69,253      4,916      83,467
Additions                                                         1               100         49         150
Transferred from construction in progress (Note 17)             231             1,766         94       2,091
Disposals                                                        (6)               (2)       (26)        (34)
Distributed to owners in accordance with the
Reorganisation on 30 June 2005 (Note 2)                      (1,759)           (1,242)      (183)     (3,184)

Balance at 30 June 2005                                       7,765            69,875      4,850      82,490

Accumulated depreciation and impairment:
Balance at 1 January 2005                                    (2,156)          (36,430)    (2,771)    (41,357)
Depreciation charge for the period                             (171)           (2,736)      (247)     (3,154)
Disposals                                                         4                 -         24          28
Distributed to owners in accordance with the                    487               743         90       1,320
Reorganisation on 30 June 2005 (Note 2)

Balance at 30 June 2005                                      (1,836)          (38,423)    (2,904)    (43,163)

Net book value at 30 June 2005                                5,929            31,452      1,946      39,327

(a)  The net book value of assets held under finance lease is as follows:

                                                          Buildings   Telecommunication  Furniture,       Total
                                                                           networks and   fixtures,
                                                                              equipment      motor
                                                                                          vehicles
                                                                                         and other
                                                                                         equipment

31 December 2002                                                  -                91          -          91

31 December 2003                                                  -               863         33         896

31 December 2004                                                  8             1,811         90       1,909

30 June 2005                                                      7             1,711         84       1,802


The Target Group entered into finance lease arrangements with a related party for certain existing property, plant and equipment in order to obtain funding of RMB 596 million and RMB 1,150 million during the years ended 31 December 2003 and 2004 respectively. The net book value of such property, plant and equipment included above amounted to RMB 595 million, RMB 1,638 million, and RMB 1,542 million and the corresponding finance lease obligation amounted to RMB 593 million, RMB 1,338 million, RMB 1,020 million as at 31 December 2003 and 2004 and 30 June 2005, respectively (see note 22(b)(ii)).

(b) The analysis of the cost or revaluation of the assets of the Target Group is as follows:


                                                          Buildings   Telecommunication  Furniture,       Total
                                                                           networks and   fixtures,
                                                                              equipment       motor
                                                                                           vehicles
                                                                                          and other
                                                                                          equipment

At 31 December 2002
Cost                                                          7,916            58,994      3,267      70,177
Valuation                                                         -                 -          -           -

                                                              7,916            58,994      3,267      70,177

At 31 December 2003
Cost                                                          8,861            66,196      3,961      79,018
Valuation                                                         -                 -          -           -

                                                              8,861            66,196      3,961      79,018

At 31 December 2004
Cost                                                          9,298                 -          -       9,298
Valuation                                                         -            69,253      4,916      74,169

                                                              9,298            69,253      4,916      83,467

At 30 June 2005
Cost                                                          7,765                 -          -       7,765
Valuation                                                         -            69,875      4,850      74,725

                                                              7,765            69,875      4,850      82,490


(c) As detailed in Note 3.5(c), except for buildings, property, plant and equipment were carried at revalued amounts on 31 December 2004. As required by the PRC rules and regulations relevant to the Reorganisation, each class of property, plant and equipment and lease prepayments for land in the PRC injected into the Target Group as at 31 December 2004, was valued by Beijing China Enterprise Appraisal Co. Ltd. (the "PRC valuer"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of such property, plant and equipment and lease prepayments for land in the PRC injected into the Group was determined at RMB 42,879 million. The property, plant and equipment retained by the ultimate holding company, which were transferred based on their carrying values upon the Reorganisation, were valued by the Directors at an amount of RMB 1,944 million as at 31 December 2004. The impact of the revaluation was a net deficit on revaluation of the property, plant and equipment, other than buildings, totalling RMB 7,455 million. Following the revaluation of property, plant and equipment, the revalued amount of such assets will serve as the tax base for such assets in future years (see
Note 26(ii)).

The lease prepayments for land (Note 15) and buildings were also revalued and the result was a net surplus of RMB 2,553 million. Such revaluation on lease prepayments for land and buildings has not been reflected in the Financial Information and only serves as the tax base for lease prepayments for land and buildings for future years (see Note 26(iii)).

The lease prepayments for land and buildings injected by China Netcom Group were valued separately by Sallmanns, independent qualified valuers in Hong Kong, as at 31 December 2004 on the basis of their open market value. The value arrived at by these valuers was consistent with that arrived at by the PRC valuer. The Target Group's lease prepayments for land and buildings are carried at their cost less accumulated depreciation and impairment losses in the Financial Information.

The respective carrying amount of the telecommunications networks and equipment and furniture, motor vehicles and other equipment would have been RMB 39,881 million and RMB 2,542 million as at 31 December 2004 and RMB 38,193 million and RMB 2,322 million as at 30 June 2005 had they been stated at cost less accumulated depreciation.

The historical carrying amounts of the Target Group's property, plant and equipment, as at 31 December 2004, and where applicable the corresponding revalued amounts of these assets are as follows:


                                                            Historical Revaluation  Revaluation     Revalued
                                                              carrying     surplus      Deficit       Amount
                                                               amount

At 31 December 2004
Buildings                                                        7,142           -           -         7,142
Telecommunications networks and equipment                       39,881       3,682     (10,740)       32,823
Furniture, fixtures, motor vehicles and other equipment          2,542         181        (578)        2,145

                                                                49,565       3,863     (11,318)       42,110

The directors have carried out a review of the Target Group's property, plant and equipment and concluded that there was no impairment of property, plant and equipment as at 30 June 2005, nor was there any significant change in the value of property, plant and equipment at that date.

17    Construction in progress


                                                                    As at 31 December              As at  30
                                                                                                        June
                                                                  2002        2003         2004         2005

Balance at beginning of year/period                              4,768       3,518        2,354        2,995
Additions                                                        6,516       7,569        8,039        2,489
Transferred to property, plant and equipment (Note 16)          (7,766)     (8,733)      (7,398)      (2,091)
Distributed to owners in accordance with the                         -           -            -         (215)
Reorganisation on 30 June 2005 (Note 2)

Balance at end of year/period                                    3,518       2,354        2,995        3,178


18    Intangible assets


                                                                    Purchased    Sponsorship           Total
                                                                     software            fee
                                                                                 Note 31 (x)

Cost:
Balance at 1 January 2002                                                  56              -              56
Additions                                                                  24              -              24

Balance at 31 December 2002                                                80              -              80

Accumulated amortisation:
Balance at 1 January 2002                                                  (8)             -              (8)
Amortisation for the year                                                 (14)             -             (14)

Balance at 31 December 2002                                               (22)             -             (22)

Net book value at 31 December 2002                                         58              -              58

Cost:
Balance at 1 January 2003                                                  80              -              80
Additions                                                                  53              -              53

Balance at 31 December 2003                                               133              -             133

Accumulated amortisation:
Balance at 1 January 2003                                                 (22)             -             (22)
Amortisation for the year                                                 (20)             -             (20)

Balance at 31 December 2003                                               (42)             -             (42)

Net book value at 31 December 2003                                         91              -              91

Cost:
Balance at 1 January 2004                                                 133              -             133
Additions                                                                   5              -               5

Balance at 31 December 2004                                               138              -             138

Accumulated amortisation:
Balance at 1 January 2004                                                 (42)             -             (42)
Amortisation for the year                                                 (30)             -             (30)

Balance at 31 December 2004                                               (72)             -             (72)

Net book value at 31 December 2004                                         66              -              66

Cost:
Balance at 1 January 2005                                                 138              -             138
Additions                                                                  16             60              76

Balance at 30 June 2005                                                   154             60             214

Accumulated amortisation:
Balance at 1 January 2005                                                 (72)             -             (72)
Amortisation for the period                                               (13)            (8)            (21)

Balance at 30 June 2005                                                   (85)            (8)            (93)

Net book value at 30 June 2005                                             69             52             121


19    Deferred costs


                                                                    As at 31 December              As at  30
                                                                                                        June
                                                                  2002        2003         2004         2005

Balance at beginning of year/period
- Installation costs                                               591         615          619          592
- Others                                                            34          53           53           62

                                                                   625         668          672          654

Additions for the year/period
- Installation costs                                               107          98           76           29
- Others                                                            40          29           68            2

                                                                   147         127          144           31

Charge for the year/period
- Installation costs                                               (83)        (94)        (103)         (49)
- Others                                                           (21)        (29)         (59)         (43)

                                                                  (104)       (123)        (162)         (92)

Balance at end of year/period
- Installation costs                                               615         619          592          572
- Others                                                            53          53           62           21

                                                                   668         672          654          593

20    Accounts payable


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005

0-30 days                                                        1,343       2,059        2,249        1,334
31-60 days                                                         185         267          518          494
61-90 days                                                         309         150          298          385
91-180 days                                                        477         372          807        1,002
Over 180 days                                                    3,318       2,561        2,600        2,876

                                                                 5,632       5,409        6,472        6,091


Included in accounts payable are amounts due to other state-owned telecommunications operators amounting to RMB 37 million, RMB 24 million, RMB 43 million and RMB 7 million as at 31 December 2002, 2003 and 2004 and 30 June 2005 respectively.

21    Accruals and other payables


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Accrued expenses                                                    10          13           11           21
Other payables                                                   1,629       1,254        1,502        1,298

                                                                 1,639       1,267        1,513        1,319


22    Bank and other loans

(a)

The short term bank loans were unsecured and comprise:


                                                                       As at 31 December            As at 30
                                                                                                        June
Currency                                            Interest rate      2002       2003       2004       2005

Renminbi denominated                                Variable         10,219     15,703     15,472      16,907
                                                    Interest
                                                    rates
                                                    ranging from
                                                    4.43% to
                                                    5.94% per
                                                        annum

US Dollar denominated                                    Fixed            -         71         71          71
                                                      Interest
                                                      rates at
                                                     3.27% per
                                                         annum

                                                                     10,219     15,774     15,543      16,978


The carrying values of short term bank loans approximate their fair values which are based on cash flows discounted using rates based on the borrowing rates of 3.27%-5.94% (2004: 2.59%-5.94%; 2003: 3.27%-5.94%; 2002: 3.27%-5.94%).

(b)

The Target Group's long term bank loans and other loans comprise:


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                     Note        2002         2003         2004         2005

Bank loans                                            (i)      16,599       10,638        7,107        5,526
Finance lease obligations                            (ii)          52          901        1,541        1,171

                                                               16,651       11,539        8,648        6,697

Less: Current portion                                          (5,727)      (3,676)      (4,457)      (3,484)

                                                               10,924        7,863        4,191        3,213


The carrying values of the current portion of long term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 5.22% (2004: 5.22%; 2003: 5.04%; 2002: 5.04%).

(i)   Long term bank loans


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Bank Loans
Unsecured                                                       16,304      10,365        6,847        5,273
Secured                                                            295         273          260          253

Total                                                           16,599      10,638        7,107        5,526

Less: Current portion                                           (5,688)     (3,315)      (3,736)      (2,815)

Long-term loans                                                 10,911       7,323        3,371        2,711


The Target Group's long term bank loans are repayable as follows:


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Within one year                                                  5,688       3,315        3,736        2,815
In the second year                                               4,717       4,553        1,726          272
In the third to fifth year                                       5,310       1,969          944        1,837
After the fifth year                                               884         801          701          602

                                                                16,599      10,638        7,107        5,526


The Target Group's long term bank loans comprise:


                     Currency                       Interest           As at 31 December            As at 30
                       2002                         rate and                                            June
                                                    final
                                                    maturity
                                                      2003           2004       2005

Renminbi denominated                                Variable        14,600      8,967      5,727       4,349
                                                    interest
                                                    rates
                                                    ranging
                                                    from 2.4%
                                                    to 10.98%
                                                     per
                                                    annum
                                                    with
                                                    maturity
                                                    through 1
                                                    November
                                                        2011

US Dollar denominated                               Variable         1,242        986        671         652
                                                    interest
                                                    rates
                                                    ranging
                                                    from
                                                    0.19% to
                                                    8.3% per
                                                    annum
                                                    with
                                                    maturity
                                                    through 31
                                                    October 2039

Japanese Yen denominated                            Variable           445        463        482         330
                                                    interest
                                                    rates
                                                    ranging
                                                    from 2.3%
                                                    to 5.2%
                                                    per annum
                                                    with
                                                    maturity
                                                    through
                                                    18 June
                                                    2027

Euro denominated                                    Variable           312        222        227         195
                                                    interest
                                                    rates
                                                    ranging
                                                    from 0.5%
                                                    to 7.35%
                                                    per annum
                                                    with
                                                    maturity
                                                    through
                                                    15 March
                                                    2034

                                                                    16,599     10,638      7,107       5,526


As at 30 June 2005, bank loans of RMB 253 million (2004: RMB 260 million, 2003:
RMB 273 million, 2002: RMB 295 million) were secured by:

(i) Corporate guarantees granted by China Netcom Group to the extent of RMB 253 million at 30 June 2005 (2004: RMB 260 million, 2003: RMB 273 million, 2002: RMB 287 million); and

(ii) Corporate guarantees granted by third parties to the extent of Nil at 30 June 2005 (2004: Nil, 2003: Nil, 2002: RMB 8 million).

(ii)  Finance lease obligations


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Obligation under finance leases                                     52         901        1,541        1,171
Less: current portion                                              (39)       (361)        (721)        (669)

                                                                    13         540          820          502


The Target Group entered into finance lease arrangements with a related party for certain existing property, plant and equipment in order to obtain funding of RMB 596 million and RMB1,150 million during the years ended 31 December 2003 and 2004 respectively. The net book value of such property, plant and equipment amounted to RMB 595 million, RMB 1,638 million, and RMB 1,542 million and the corresponding finance lease obligation included above amounted to RMB 593 million, RMB 1,338 million, RMB 1,020 million as at 31 December 2003 and 2004 and 30 June 2005, respectively.

The Target Group's liabilities under finance leases are analyzed as follows:


                                                                    As at 31 December              As at  30
                                                                                                        June
                                                                  2002        2003         2004         2005

Within one year                                                     43         375          756          692
In the second year                                                  15         366          593          484
In the third to fifth year, inclusive                                -         191          251           31
                                                                    58         932        1,600        1,207

Less: future finance charges on finance leases                      (6)        (31)         (59)         (36)

Present value of finance lease liabilities                          52         901        1,541        1,171

The present value of finance lease liabilities is as follows:
Within one year                                                     39         361          721          669
In the second year                                                  13         354          574          472
In the third to fifth year, inclusive                                -         186          246           30

                                                                    52         901        1,541        1,171


The fair values of the Target Group's long term portion of long term bank loans and other loans are as follows:


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Bank loans                                                      10,179       6,785        3,136        2,576
Finance Leases                                                      13         540          820          502

                                                                10,192       7,325        3,956        3,078


    The fair values are based on cash
flows discounted using rates based on the
borrowing rates of 0.5%-8.30% (2004:0.19%-9.20%;
2003:0.19%-8.30%; 2002: 0.19%-8.30%).   23
    Amounts due from/(to) ultimate holding
companies and fellow subsidiaries


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                     Note        2002         2003         2004         2005

Due from ultimate holding company                     (a)           -           27          650          156
Due from fellow subsidiaries                          (a)         141           67           64           10

                                                                  141           94          714          166

Due to ultimate holding company                   (a),(b)          69          472          520          954
Due to fellow subsidiaries                            (a)       1,162          976        1,316          912

                                                                1,231        1,448        1,836        1,866


Notes:

a)    These are interest free, unsecured and have no fixed terms of repayment.

b) As at 30 June 2005, amounts due to ultimate holding company amounting to RMB 436 million were waived and recognised in the Target Group's equity upon the Reorganisation.

24    Deferred revenues


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Balance at beginning of year/period
- upfront connection fees                                        5,303       4,023        2,866        1,898
- upfront installation fees                                      1,234       1,308        1,310        1,234
- prepaid telephony services                                       645         772          975        1,262

                                                                 7,182       6,103        5,151        4,394

Additions for the year/period
- upfront connection fees                                            -           -            -            -
- upfront installation fees                                        277         225          154           83
- prepaid telephony services                                     3,011       4,879        6,821        3,395

                                                                 3,288       5,104        6,975        3,478

Reductions for the year/period
- upfront connection fees                                       (1,280)     (1,157)        (968)        (397)
- upfront installation fees                                       (203)       (223)        (230)        (118)
- prepaid telephony services                                    (2,884)     (4,676)      (6,534)      (3,543)

                                                                (4,367)     (6,056)      (7,732)      (4,058)

Balance at end of year/period
- upfront connection fees                                        4,023       2,866        1,898        1,501
- upfront installation fees                                      1,308       1,310        1,234        1,199
- prepaid telephony services                                       772         975        1,262        1,114

                                                                 6,103       5,151        4,394        3,814

Representing:
- Current portion                                                2,140       2,170        2,223        1,954
- Non-current portion                                            3,963       2,981        2,171        1,860

                                                                 6,103       5,151        4,394        3,814


25    Provisions


                                                                                        One-off        Total
                                                                             Early         cash
                                                                        retirement      housing
                                                                          benefits    subsidies
                                                                         Note (b),    Note (a),
                                                                           3.13(b)          (b)

At 1 January 2002                                                            1,383        1,324        2,707
Additional provisions                                                          132            -          132
Payments during the year                                                      (159)          (4)        (163)

At 31 December 2002                                                          1,356        1,320        2,676

Analysis of total provisions:
Current portion                                                                175        1,320        1,495
Non-current portion                                                          1,181            -        1,181

                                                                             1,356        1,320        2,676

At 1 January 2003                                                            1,356        1,320        2,676
Additional provisions                                                          204            -          204
Payments during the year                                                      (175)          (2)        (177)

At 31 December 2003                                                          1,385        1,318        2,703

Analysis of total provisions:
Current portion                                                                232        1,318        1,550
Non-current portion                                                          1,153            -        1,153

                                                                             1,385        1,318        2,703

At 1 January 2004                                                            1,385        1,318        2,703
Additional provisions                                                          487            -          487
Payments during the year                                                      (226)          (2)        (228)

At December 2004                                                             1,646        1,316        2,962

Analysis of total provisions:
Current portion                                                                215        1,316        1,531
Non-current portion                                                          1,431            -        1,431

                                                                             1,646        1,316        2,962

At 1 January 2005                                                            1,646        1,316        2,962
Additional provisions                                                            2            -            2
Payments during the period                                                     (82)            -         (82)

At 30 June 2005                                                              1,566        1,316        2,882

Analysis of total provisions:
Current portion                                                                197        1,316        1,513
Non-current portion                                                          1,369            -        1,369

                                                                             1,566        1,316        2,882


a) Certain staff quarters, prior to 1998, have been sold to the Target Group's employees, subject to a number of eligibility requirements, at preferential prices. In 1998, the State Council of the PRC issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Target Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Target Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Target Group estimates the required provision for these cash housing subsidies amounts to RMB 1,324 million, which was charged to the combined income statement in the year ended 31 December 2000 when the State Council circular in respect of cash subsidies was issued.

b) Pursuant to the Reorganisation, if the actual payments required for these provisions differ from the amount provided as of 30 June 2005, China Netcom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided.

26    Deferred taxation


                                                              As at 31    As at 31     As at 31     As at 30
                                                              December    December     December   June  2005
                                                                  2002        2003         2004

Deferred tax assets
Deferred revenue and installation cost                             392         385          208          204
Other temporary differences primarily allowance for                133         215          273           68
doubtful debts
Provision for early retirement provision benefits                  448         457          543           28
Disposal of property, plant and equipment                          681         874            -            -
Property, plant and equipment depreciation                           -           -          325            -
Unrecognised revaluation surplus                                     -           -            -          831
Others                                                               9         145           61           12

Balance at end of year/period                                    1,663       2,076        1,410        1,143

Deferred tax liabilities
Property, plant and equipment depreciation                      (2,226)     (2,496)           -            -
Interest capitalisation                                           (195)       (227)        (245)         (50)
Others                                                             (76)        (36)         (10)           -

Balance at end of year/period                                   (2,497)     (2,759)        (255)         (50)

                                                           The amounts
                                                              shown in
                                                                   the
                                                              combined
                                                               balance
                                                                 sheet
                                                           include the
                                                            following:

Deferred tax assets to be recovered after
more than 12 months                                              1,279         648        1,029          979

Deferred tax liabilities to be settled after
more than 12 months                                             (2,226)     (2,496)        (204)         (44)


Movements in deferred taxes for each of the years/periods are as follows:


                                                     Note  Balance at   Recognised   Recognised    Balance at
                                                           31 December   in income   in owner's   31 December
                                                                  2001  statements       equity          2002

Deferred tax assets
Deferred revenue and installation cost                            351           41           -          392
Other temporary differences primarily                             106           27           -          133
allowance for doubtful debts
Provision for early retirement provision                          457           (9)          -          448
benefits
Disposal of property, plant and equipment                         361          320           -          681
Tax loss                                              (i)           -          310        (310)           -
Others                                                             20          (11)          -            9

Balance at end of year                                          1,295          678        (310)       1,663

Deferred tax liabilities
Property, plant and equipment depreciation                     (2,076)        (150)          -       (2,226)
Interest capitalisation                                          (150)         (45)          -         (195)
Others                                                            (34)         (42)          -          (76)

Balance at end of year                                         (2,260)        (237)          -       (2,497)

Net balance at end of year                                       (965)         441        (310)        (834)



                                                     Note   Balance at  Recognised   Recognised    Balance at
                                                           31 December   in income   in owner's   31 December
                                                                  2002  statements       equity          2003

Deferred tax assets
Deferred revenue and installation cost                            392           (7)           -          385
Other temporary differences primarily                             133           82            -          215
allowance for doubtful debts
Provision for early retirement provision benefits                 448            9            -          457
Disposal of property, plant and equipment                         681          193            -          874
Tax loss                                              (i)           -          253         (253)           -
Others                                                              9          136            -          145

Balance at end of year                                          1,663          666         (253)       2,076

Deferred tax liabilities
Property, plant and equipment depreciation                     (2,226)        (270)           -       (2,496)
Interest capitalisation                                          (195)         (32)           -         (227)
Others                                                            (76)          40            -          (36)

Balance at end of year                                         (2,497)        (262)           -       (2,759)

Net balance at end of year                                       (834)         404         (253)        (683)



                                                     Note   Balance at  Recognised   Recognised    Balance at
                                                           31 December   in income   in owner's   31 December
                                                                  2003  statements       equity          2004

Deferred tax assets
Deferred revenue and installation cost                            385         (177)           -          208
Other temporary differences primarily                             215           58            -          273
allowance for doubtful debts
Provision for early retirement provision benefits                 457           86            -          543
Disposal of property, plant and equipment                         874         (874)           -            -
Tax loss                                              (i)           -          704         (704)           -
Property, plant and equipment depreciation                          -          325            -          325
Others                                                            145          (84)           -           61

Balance at end of year                                          2,076           38         (704)       1,410

Deferred tax liabilities
Property, plant and equipment depreciation                     (2,496)        3,771      (1,275)           -
Interest capitalisation                                          (227)          (18)          -         (245)
Others                                                            (36)           26           -          (10)

Balance at end of year                                         (2,759)        3,779      (1,275)        (255)

Net balance at end of year                                       (683)        3,817      (1,979)        1,155



                                            Note   Balance at  Recognised   Recognised  Recognised     Balance
                                                  31 December   in income   in owner's  in owner's       at 30
                                                         2004  statements       equity      equity   June 2005
                                                                                  (ii)       (iii)

Deferred tax assets
Deferred revenue and installation cost                  208           5          (9)           -         204
Other temporary differences primarily
allowance for doubtful debts                            273          88        (293)           -          68
Provision for early retirement provision benefits       543         (17)       (498)           -          28
Property, plant and equipment depreciation              325          95        (420)           -           -
Unrecognised revaluation surplus                          -         (12)          -          843         831
Others                                                   61           3         (52)           -          12

Balance at end of period                              1,410         162      (1,272)         843       1,143

Deferred tax liabilities
Interest capitalisation                                (245)         (1)        196            -         (50)
Others                                                  (10)         10           -            -           -

Balance at end of year/period                          (255)          9         196            -         (50)

Net balance at end of year/period                     1,155         171      (1,076)         843       1,093


Notes:

(i) This represents the net tax loss carry forward of the Target Group for the year. As the tax loss was utilised by the China Netcom Group in the same year, the utilisation of the deferred tax assets was reflected as a distribution to the owner in the combined statements of changes in owner's equity.

(ii) As described in Note 16, in connection with the Reorganisation, certain of the Target Group's telecommunications networks and equipment and furniture, fixture, motor vehicles and other equipment were revalued as at 31 December 2004. Such revalued amounts will be used to determine the tax bases for these assets for future years. In addition, in connection with the Reorganisation, the tax bases of certain assets and liabilities have been adjusted to the revalued amounts incorporated as the carrying values in the balance sheet, except for the item described in Note (iii) below. As a result, the Target Group's net deferred tax assets were subsequently decreased by RMB 1,076 million comprising deferred tax assets of RMB 1,272 million and deferred tax liabilities of RMB 196 million, and this decrease was recorded as a debit to owner's equity upon the date of the Reorganisation on 30 June 2005. RMB 1,097 million, being deferred tax liabilities originated from the revaluation surplus of fixed assets recorded, was credited to revaluation reserves and the remaining RMB 2,174 million deferred tax assets were debited to retained earnings.

(iii) In addition, the Target Group's lease prepayments for land and buildings were revalued for PRC tax purposes with a net surplus of RMB 2,553 million as at 31 December 2004 to determine the tax bases for future years. However, the resulting revaluations of lease prepayments for land and buildings were not incorporated in the combined financial statements. As a result, a deferred tax asset of RMB 843 million was subsequently recorded with a corresponding increase in owner's equity upon the Reorganisation on 30 June 2005. In the opinion of the directors, it is more likely than not that the Target Group will realise the benefits of the deferred tax asset after making reference to the historical taxable income of the Target Group. The revaluation amount is transferred to retained earnings upon the corresponding realisation of the underlying deferred tax assets. The amount of transfer to retained earnings for the six months ended 30 June 2005 was RMB 13 million.

27    Combined cash flow statements

(a) Reconciliation of profit/(loss) before taxation to net cash flows generated from operations:


                                                         Years ended 31 December         Six months ended 30
                                                                                                  June
                                                          2002        2003       2004       2004        2005

Profit/(loss) before taxation                             (325)       (193)   (10,202)       811       1,781
Depreciation of fixed assets and amortisation of         5,988       6,317      6,426      3,196       3,184
intangible assets
Increase in deferred revenues                           (1,079)       (952)      (757)      (472)       (580)
Increase/(decrease) in deferred costs                      (43)        (48)        18         18          63
Deficit on revaluation of fixed assets                       -           -     11,318          -           -
Allowance for doubtful debts                               492         407        353        316         167
Loss/(gain) on disposal of fixed assets                  1,520         535         67         29          (3)
Interest income                                            (28)        (16)       (11)        (5)         (3)
Interest expense                                         1,246       1,164        957        508         546
Impairment of property, plant and equipment and              -         149          -          -           -
lease prepayments for land

Operating profit before working capital changes          7,771       7,363      8,169      4,401       5,155
Decrease/(increase) in accounts receivable                (191)       (385)      (698)      (413)       (527)
Decrease/(increase) in inventories and consumables         133          83        (93)      (118)         28
Decrease/(increase) in prepayments and other               744         166       (443)       104         567
receivable
Increase/(decrease) in accounts payable                   (323)       (372)       283        (18)       (631)
Increase/(decrease) in accruals and other payables        (832)       (135)       510        468          28

Net cash inflow generated from operations                7,302       6,720      7,728      4,424       4,620


(b)   Major non-cash transactions

The Target Group entered into finance lease arrangements in respect of newly acquired property, plant and equipment with a total capital value at the inception of the lease of Nil, RMB 899 million, RMB 1,541 million, RMB 1,152 million and RMB 12 million for the year ended 31 December 2002, 2003 and 2004 and the six months ended 30 June 2004 and 2005.

28    Contingent liabilities

The Target Group has no contingent liabilities as at 31 December 2002, 2003 and 2004 and 30 June 2005.

29    Banking facilities

As at 31 December 2002, 2003 and 2004 and 30 June 2005, the Target Group's banking facilities are as follows:


                                                 As at 31 December               As at 30
                                                                                     June
                                               2002        2003         2004         2005

Amount utilised                              26,818      26,412       22,650       22,504
Amount unutilised                             8,000       8,156       10,759       10,702

Aggregate banking facilities                 34,818      34,568       33,409       33,206


30    Commitments

(a)   Capital commitments


                                                       As at 31 December               As at 30
                                                                                           June
                                                     2002        2003         2004         2005

Contracted but not provided for
Lease prepayments for land and buildings               27          33           90           77
Telecommunications networks and equipment              60          94           86          227
Others                                                  3           1            6            1

                                                       90         128          182          305


(b)   Operating lease commitments

The Target Group has future minimum lease payments under non-cancellable operating leases in respect of premises and equipment as follows:


                                                                    As at 31 December               As at 30
                                                                                                        June
                                                                  2002        2003         2004         2005

Not later than one year                                              7          10           11           10
Later than one year and not later than five years                    6          17           19           15
Later than five years                                                4           5            8            8

                                                                    17          32           38           33

31    Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

China Netcom Group, the Target Group's parent company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither China Netcom Group nor the PRC government publishes financial statements available for public use.

All state-controlled enterprises, their subsidiaries, their key management and their close family, and their employees (collectively referred as "state-owned parties") are ultimately related parties of the Target Group. The Target Group has extensive transactions including provision and receiving of services, leasing of assets and obtaining finances, with these state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those with other non-state-owned parties and have been reflected in the Financial Information.

The Target Group's operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry (the "MII"), pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the telecommunications industry policies and regulations for all telecommunication operators in China. As a state-owned telecommunication operator, the Target Group has extensive transactions with other state-owned telecommunication operators in its ordinary course of business. These transactions are carried out in accordance with the rules and regulations stipulated by the MII of the PRC Government and disclosed below.

The Target Group has extensive transactions with other members of the China Netcom Group. As a result of this relationship, it is possible that the terms of the transactions between the Target Group and other members of the China Netcom Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.


                                           Note    For the year ended 31 December        For the six months
                                                                                            ended 30 June
                                                       2002        2003         2004        2004        2005

Interconnection income
- from utlimate holding company             v)b           -           -            2           -           -
- from fellow subsidiaries                  v)b           -           -            2           -           7
- from other state-owned                    v)b         864       1,183        1,578         765         869
telecommunications operators

Sub total                                               864       1,183        1,582         765         876

Interconnection charges
- from utlimate holding company             v)b           -           -           13           -           -
- from fellow subsidiaries                  v)b           -           -           18           -          30
- from other state-owned                    v)b         139         139          204          95         147
telecommunications operators

Sub total                                               139         139          235          95         177

Rental income from properties             v)a,c           -           -            1           -           -
leased to fellow subsidiaries

Purchase of materials
- from fellow subsidiaries              v)a,b,c         585         726          814         249         148
- from related company                  v)a,b,c          43          63           46           7           8

Sub total                                               628         789          860         256         156
Receipt of engineering, project
planning, design, construction and
information technology services
- from fellow subsidaries                   v)a         753         910          929         235         112
- from related company                      v)a          67          56           64          25          17

Sub total                                               820         966          993         260         129


Ancillary telecommunications                 i)
support services
- from fellow subsidaries               v)a,b,c           -          92           66          33           6
- from related company                  v)a,b,c          71           -            -           -           -

Sub total                                                71          92           66          33           6


Payment of operating lease rentals
of premises
- from fellow subsidaries                 v)a,c           4           4            5           -           2
- from related company                    v)a,c           1           -            -           -           -

Sub total                                                 5           4            5           -           2

Support services                            ii)
- from fellow subsidaries               v)a,b,c         401         466          230         106          34
- from related company                  v)a,b,c          11         969        1,127         134         192

Sub total                                               412       1,435        1,357         240         226

Leased line revenue
- from other state-owned                    v)b         514         275          172          90         174
telecommunications operators


Notes:

(i) Represents the provision of ancillary telecommunications support services to the Target Group by fellow subsidiaries and related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customers services.

(ii) Represents the support services provided to the Target Group by the fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

(iii) As at the respective balance sheet dates, the Target Group had balances and finance lease arrangements with certain related parties, which have been set out in Notes 12, 20, 22(b)(ii) and 23.

(iv) The related parties represent the investees of the unlisted fellow subsidiaries.

(v) Transactions with individual related parties before reorganisation on 30 June 2005 were priced based on one of the following three criteria:

(a)   market price;

(b)   prices based on government guidance; or

(c)   cost plus basis.

(vi) In connection with the Reorganisation, the Target Group and China Netcom Group entered into a number of agreements effective on the completion date of the Proposed Acquisition with an initial term expiring on 31 December 2007. The terms of the principal agreements are summarised as follows:

(a) The Target Group entered into Domestic Interconnection Settlement Agreements with China Netcom Group for interconnection of domestic and international long distance telephone calls. Pursuant to the said agreements, the telephony operator terminating a telephone call made to its local networks is entitled to receive a fee prescribed by MII from the operators from which the telephone call is originated.

(b) The Target Group entered into a Property Leasing Agreement with China Netcom Group pursuant to which the Target Group leases certain properties to/from China Netcom Group. The rental charges are based on market rates or depreciation charge and maintenance charge in respect of each property, provided that such depreciation and maintenance charge shall not be higher than the market rates.

(c) The Target Group entered into a Property Sub-leasing Agreement with China Netcom Group pursuant to which the Target Group leases certain properties from China Netcom Group which are owned by independent third parties. The rental charges are based on market rates negotiated between China Netcom Group and the relevant third parties.

(d) The Target Group entered into a Master Sharing Agreement with China Netcom Group pursuant to which expenses associated with common corporate services are allocated between the Target Group and China Netcom Group based on total assets as appropriate.

(e) The Target Group entered into an Engineering and Information Technology Services Agreement with China Netcom Group pursuant to which China Netcom Group provides the Target Group with engineering and information technology-related services. The amounts charged for these services are determined by reference to market rates as reflected in prices obtained through a tender.

(f) The Target Group entered into a Materials Procurement Agreement with China Netcom Group pursuant to which China Netcom Group provides the Target Group with the procurement of equipment and materials. The amount charged for this service is based on a percentage not exceeding 3% of the contract value of the equipment and materials purchased from domestic suppliers or 1% of the contract value of the equipment and materials purchased from overseas suppliers.

(g) The Target Group entered into an Ancillary Telecommunications Services Agreement with China Netcom Group. The ancillary telecommunications services provided by China Netcom Group include certain telecommunications pre-sale, on-sale and after-sale services, sales agency services and certain customer services. Pursuant to the said agreement, China Netcom Group charges the Target Group for these services in accordance with the following terms:

o     The government fixed price;

o Where there is no government fixed price but a government guidance price exists, the government guidance price;

o Where there is neither government fixed price nor a government guidance price, the market price; or

o Where none of the above is applicable, the price to be agreed between the relevant parties, and determined on a cost-plus basis.

(h) The Target Group entered into a Support Services Agreement for various support services with China Netcom Group. The support services provided by China Netcom Group include equipment leasing and maintenance services, motor vehicles services, safety and security service, basic construction agency services, research and development services, employee training services and advertising services and other support services. Pursuant to the said agreement, China Netcom Group charges the Target Group for these services in accordance with the following terms:

o     The government fixed price;

o Where there is no government fixed price but a government guidance price exists, the government guidance price;

o Where there is neither government fixed price nor a government guidance price, the market price; or

o Where none of the above is applicable, the price to be agreed between the relevant parties, and determined on a cost-plus basis.

(i) The Target Group entered into a Telecommunications Facilities Leasing Agreement with China Netcom Group pursuant to which the Target Group leases the international telecommunications facilities and inter-provincial transmission optic fibres from China Netcom Group. The lease payment is based on the depreciation charge of the assets, provided that such charges shall not be higher than market rates.

(vii) In addition, pursuant to the Reorganisation, China Netcom Group has agreed to hold and maintain, for the Target Group's benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Group. The licences maintained by China Netcom Group were granted by the MII at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licences in the future, the Target BVI Company has agreed reimburse China Netcom Group for any such expense.

(viii) China Netcom Group has also agreed to indemnify the Target Group in connection with any tax and deferred tax liabilities not recognised in the financial statements of the Target Group and arisen from transactions prior to the date of Reorganisation.

(ix) As at the respective balance sheet dates, China Netcom Group granted corporate gurantee to the Target Group as set out in Note 22 (b) (i).

(x) China Netcom Group, the Target Group's ultimate holding company, entered into an agreement (the "Sponsorship Agreement") with Beijing Organisation Committee ("BOCOG") which designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People's Republic of China ("PRC") to sponsor the 2008 Beijing Olympic Games. China Netcom Group allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Target Group have contributed a portion of the required support under the Sponsorship Agreement through providing cash to BOCOG amounting to RMB 60 million. Accordingly, an intangible asset and a payable to the ultimate holding company of the said amount have been recognised on the Target Group's balance sheet.

32    Distributable reserves

As at 30 June 2005, the Target BVI Company had not been incorporated and hence there were no reserves available for distribution as at 30 June 2005.

33    Ultimate Controlling party

The Target BVI Company's ultimate holding company is China Netcom Group which is owned and controlled by the PRC Government.

The directors regard the PRC Government as being the ultimate controlling party.

(III) SUBSEQUENT ACCOUNTS

No audited accounts of the Target BVI Company or any of its subsidiaries have been prepared in respect of any period subsequent to 31 December 2004 up to date of this report. Save as disclosed in this report, no dividend or other distribution has been declared, made or paid by the Target BVI Company or any of its subsidiaries in respect of any period subsequent to 30 June 2005.

                                                     Yours faithfully,
                                                   PricewaterhouseCoopers
                                                Certified Public Accountants
                                                         Hong Kong

                APPENDIX III FINANCIAL INFORMATION OF THE GROUP

The following audited consolidated balance sheets of the Group as at 31 December 2002, 2003 and 2004 and the audited consolidated income statements, audited consolidated statements of changes in equity and audited consolidated statements of cash flows for the years ended 31 December 2002, 2003 and 2004 are derived from the audited financial statements of the Group prepared under HKFRS. The accompanying notes to the audited consolidated financial statements for the years ended and as at 31 December 2002 and 2003 are included in the prospectus of the Company dated 4 November 2004 ("the Prospectus"). The following unaudited consolidated balance sheet of the Group as at 30 June 2005 and the unaudited consolidated income statements, unaudited consolidated statements of changes in equity and unaudited consolidated statements of cash flows for the six months ended 30 June 2005 are unaudited and are extracted from the Company's 2005 interim results announcement. The Prospectus and the Company's 2005 interim results announcement are posted on the Company's website: www.china-netcom.com.

CONSOLIDATED BALANCE SHEETS



                                                                         As at 31 December                 As at 30
                                                                                                               June
                                                                       2002         2003          2004         2005
                                                                RMB million    RMB million   RMB million  RMB million
                                                                  (Audited)
(Audited) (Audited) (Unaudited)

ASSETS
Current assets
Cash and bank deposits                                                6,802        6,316        10,053        8,790
Short-term investments                                                2,665        1,506         2,876          439
Accounts receivable                                                   4,775        6,343         5,688        6,778
Inventories and consumables                                           1,007        1,238           941          502
Prepayments and other receivables                                     1,470        1,640         1,006        1,079
Due from holding companies and fellow subsidiaries                      672          449           373          489

Total current assets                                                 17,391       17,492        20,937       18,077

Non-current assets
Fixed assets                                                        146,164      133,919       125,582      122,689
Construction in progress                                             17,783       15,695         8,073        9,172
Lease prepayments for land                                                -            -             -        1,291
Intangible assets                                                       273          184           316          926
Deferred costs                                                        5,149        7,872         7,449        6,250
Deferred tax assets                                                   2,652        2,784         2,394        2,881
Long-term investments                                                   880          880             -            -
Interests in associated companies                                        90           90             -            -
Derivative assets                                                         -            -             -            2
Other non-current assets                                                535          618           424           11

Total non-current assets                                            173,526      162,042       144,238      143,222

Total assets                                                        190,917      179,534       165,175      161,299
LIABILITIES AND EQUITY
Current liabilities
Accounts payable                                                     13,302       14,786        14,653       13,281
Accruals and other payables                                           3,525        4,410         3,353        3,698
Short-term bank loans                                                26,371       32,217        29,339       26,425
Current portion of long-term bank and other loans                    14,089       15,716         7,270        4,263
Due to holding companies and fellow subsidiaries                      1,035        9,002         8,244        8,469
Current portion of deferred revenues                                  7,028        7,229         6,653        6,196
Current portion of provisions                                         3,098        3,083         2,596        2,480
Taxation payable                                                        381          428           196        2,656

Total current liabilities                                            68,829       86,871        72,304       67,468

Net current liabilities                                             (51,438)     (69,379)      (51,367)     (49,391)

Total assets less current liabilities                               122,088       92,663        92,871       93,831

Non-current liabilities
Long-term bank and other loans                                       29,480       22,309        21,861       18,280
Due to holding companies                                                  -        4,750             -            -
Deferred revenues                                                    15,781       14,604        11,817       10,528
Provisions                                                            2,623        2,341         2,143        2,080
Deferred tax liabilities                                             10,872        4,213         1,321        1,354
Derivative liabilities                                                    -            -             -           83
Other non-current liabilities                                         1,115        1,067           564           22

Total non-current liabilities                                        59,871       49,284        37,706       32,347

Total liabilities                                                   128,700      136,155       110,010       99,815

Minority interests                                                        4            3             -            -

Financed by:
Share capital                                                         1,819        1,819         2,181        2,181
Reserves                                                             60,394       41,557        52,984       59,303

Owners' equity                                                       62,213       43,376        55,165       61,484

Total liabilities and equity                                        190,917      179,534       165,175      161,299


CONSOLIDATED INCOME STATEMENTS





                                          Years ended 31 December             Six months
                                                                               ended  30
                                                                                    June
                                           2002          2003         2004          2005
                                    RMB million   RMB million  RMB million   RMB million
                                      (Audited)     (Audited)    (Audited)   (Unaudited)

Revenues                                54,443        59,898       64,922        33,724

Operating expenses
Depreciation and amortisation          (18,808)      (20,483)     (18,754)       (9,265)
Network, operations and support        (10,578)      (11,990)     (11,591)       (5,549)
Staff costs                             (6,433)       (7,547)      (8,041)       (4,200)
Selling, general and                    (5,682)       (7,053)      (9,566)       (4,402)
administrative expenses
Other operating expenses                (1,521)       (1,660)      (1,534)         (541)

Operating profit before interest        11,421        11,165       15,436         9,767
income, dividend income and
deficit on revaluation of fixed
assets
Interest income                             82            79           76            87
Dividend income                             78            45           17            28
Deficit on revaluation of fixed              -       (25,778)           -             -
assets

Profit/(loss) from operations           11,581       (14,489)      15,529         9,882
Finance costs                           (2,848)       (3,026)      (2,932)       (1,226)

Share of loss of
- Associated companies                      (1)           (1)          (1)            -
- Jointly controlled entity                  -          (415)           -             -

Profit/(loss) before taxation            8,732       (17,931)      12,596         8,656
Taxation                                (2,212)        6,819       (3,348)       (2,298)

Profit/(loss) after taxation             6,520       (11,112)       9,248         6,358
Minority interests                           -             1            -             -

Profit/(loss) for the year/period        6,520       (11,111)       9,248         6,358
Final dividend proposed after                -             -          259             -
balance sheet date

Basic earnings/(losses) per share      RMB1.19      RMB(2.02)     RMB1.64       RMB0.96

Diluted earnings/(losses) per share    RMB1.19      RMB(2.02)     RMB1.63       RMB0.96



                 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY


                                                               Audited
                         Share       Share     Capital    Statutory Revaluation       Other    Retained       Total
                       capital     premium     reserve      reserve     reserve     reserve    earnings
                           RMB         RMB         RMB          RMB         RMB         RMB         RMB         RMB
                       million     million     million      million     million     million     million     million

Balance as at 1          1,819      34,168           -            -           -           -      23,219      59,206
January 2002
Profit for the               -           -           -            -           -           -       6,520       6,520
year
Contributions                -           -           -            -           -           -         507         507
from owners
Distributions to             -           -           -            -           -           -      (4,020)     (4,020)
owners

Balance at 31            1,819      34,168           -            -           -           -      26,226      62,213
December 2002

Balance as at 1          1,819      34,168           -            -           -           -      26,226      62,213
January 2003
Loss for the year            -           -           -            -           -           -     (11,111)    (11,111)
Distributions to             -           -           -            -           -           -      (9,724)     (9,724)
owners
Revaluation                  -           -           -            -       2,982           -           -       2,982
surplus
Revaluation tax              -           -           -            -        (984)          -           -        (984)
credit

Balance at 31            1,819      34,168           -            -       1,998           -       5,391      43,376
December 2003

Balance as at 1          1,819      34,168           -            -       1,998           -       5,391      43,376
January 2004

Profit for the               -           -           -            -           -           -       9,248       9,248
year

Appropriation to             -           -           -          723           -           -        (723)          -
statutory reserve

Movement of                  -           -           -            -         846       2,355        (137)      3,064
deferred tax
recognised in
equity

Transfer to                  -           -           -            -        (697)       (241)        938           -
retained earnings

Contributions                -           -           -            -           -           -         201         201
from owners

Distributions to             -           -           -            -           -           -      (2,600)     (2,600)
owners

Net assets                   -           -           -            -           -           -      (6,047)     (6,047)
distributed to
owners in
accordance with
reorganisation in
connection to
global offering

Distribution to              -           -           -            -           -           -      (1,021)     (1,021)
an owner upon
assignment of loan

Transfer to                  -           -         265            -           -           -        (265)          -
capital reserve
upon
reorganisation in
connection to
global offering

Issue of shares            362       8,582           -            -           -           -           -       8,944
through global
offering, net of
issue expenses

Balance as at 31         2,181      42,750         265          723       2,147       2,114       4,985      55,165
December 2004





CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE 2005




                                                              Unaudited
                         Share       Share     Capital   Statutory  Revaluation       Other    Retained       Total
                       capital     premium     reserve     reserve      reserve     reserve    earnings
                           RMB         RMB         RMB         RMB          RMB         RMB         RMB         RMB
                       million     million     million     million      million     million     million     million

Balance as at 31         2,181      42,750         265         723        2,147       2,114       4,985      55,165
December 2004, as
previously
reported
Effects of
adoption of new
HKFRSs:

Share-based                  -           -          18           -            -           -         (18)          -
payment

Balance as at 31         2,181      42,750         283         723        2,147       2,114       4,967      55,165
December 2004, as
restated

Negative goodwill            -           -           -           -            -           -         166         166
Foreign exchange             -           -           -           -            -           -           1           1
contracts

Balance as at 1          2,181      42,750         283         723        2,147       2,114       5,134      55,332
January 2005  as
restated

Profit for the               -           -           -           -            -           -       6,358       6,358
period

Share-based                  -           -          48           -            -           -           -          48
payment

Dividends to                 -           -           -           -            -           -        (259)       (259)
shareholders

Appropriation to             -           -           -       3,378            -           -      (3,378)          -
statutory reserve

Transfer to                  -           -           -           -         (417)        (28)        445           -
retained earnings

Foreign currency             -           -           -           -            -           5           -           5
translation
adjustment

Balance as at 30         2,181      42,750         331       4,101        1,730       2,091       8,300      61,484
June 2005




CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                               Years ended 31 December
                                                                               2002            2003            2004
                                                                        RMB million     RMB million     RMB million
                                                                          (Audited)       (Audited)       (Audited)

Cash flows from operating activities
Net cash inflows generated from operations                                   28,024          28,807          29,706
Interest received                                                                82              79              75
Dividends received                                                               78              45              17
Interest paid                                                                (2,789)         (2,668)         (2,921)
Profit tax paid                                                              (1,467)           (931)             (7)

Net cash inflow from operating activities                                    23,928          25,332          26,870

Cash flows from investing activities
Purchase of fixed assets and construction in progress                       (25,814)        (28,528)        (21,239)
Sales of fixed assets                                                           768             735             893
Sales of other investments                                                      274           1,195           1,528
Net (increase)/decrease in time deposits with maturity over three              (109)             78              13
months
Investment in Asia Netcom                                                         -            (507)              -
Purchase of additional interest in Asia Netcom                                    -              55               -
Purchase of other investments                                                (1,041)            (29)         (2,902)

Net cash outflow from investing activities                                  (25,922)        (27,001)        (21,707)

Cash flow from financing activities
New bank loans and other loans                                               48,495          63,033          50,194
Repayment of bank loans                                                     (43,208)        (64,614)        (51,818)
Capital element of finance lease payments                                       (88)           (101)           (603)
Advance from owners                                                               -           4,750               -
Contribution received from owners                                               507               -             201
Payment of distribution to owners                                            (3,972)         (1,806)         (7,310)
Loans to fellow subsidiaries and related parties                                  -               -          (1,021)
Issues of shares through Global Offering, net of issue expenses                   -               -           8,944

Net cash inflow/(outflow) from financing activities                           1,734           1,262          (1,413)
(Decrease)/increase in cash and cash equivalents                               (260)           (407)          3,750
Cash and cash equivalents at beginning of year/period                         6,950           6,690           6,283

Cash and cash equivalents at end of year/period                               6,690           6,283          10,033


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 Six months
                                                                   ended 30
                                                                       June
                                                                       2005
                                                                RMB million
                                                                (Unaudited)

Net cash inflow from operating activities                            13,907
Net cash outflow from investing activities                           (5,737)
Net cash outflow from financing activities                           (9,433)

Decrease in cash and cash equivalents                                (1,263)
Cash and cash equivalents at beginning of period                     10,033

Cash and cash equivalents at end of period                            8,770

The following consolidated balance sheets of the Group as at 31 December 2004 together with the consolidated income statements of the Group for the year ended 31 December 2004 have been restated to reflect the impact of the adoption of the new and revised HKFRS which are effective for accounting periods beginning on or after 1 January 2005.




CONSOLIDATED BALANCE SHEETS

                                                         As at  31   As at  30
                                                      ecember 2004  June  2005
                                                       RMB million RMB million
                                                        (Restated) (Unaudited)

ASSETS
Current assets
Cash and bank deposits                                      10,053       8,790
Short-term investments                                       2,876         439
Accounts receivable                                          5,688       6,778
Inventories and consumables                                    941         502
Prepayments and other receivables                            1,006       1,079
Due from holding companies and fellow subsidiaries             373         489

Total current assets                                        20,937      18,077

Non-current assets
Property, plant and equipment                              124,787     122,689
Construction in progress                                     7,602       9,172
Lease repayments for land                                    1,266       1,291
Intangible assets                                              316         926
Deferred costs                                               7,449       6,250
Deferred tax assets                                          2,394       2,881
Derivative assets                                                -           2
Other non-current assets                                       424          11

Total non-current assets                                   144,238     143,222

Total assets                                               165,175     161,299
LIABILITIES AND EQUITY
Current liabilities
Accounts payable                                            14,653      13,281
Accruals and other payables                                  3,353       3,698
Short-term bank loans                                       29,339      26,425
Current portion of long-term bank and other loans            7,270       4,263
Due to holding companies and fellow subsidiaries             8,244       8,469
Current portion of deferred revenues                         6,653       6,196
Current portion of provisions                                2,596       2,480
Taxation payable                                               196       2,656

Total current liabilities                                   72,304      67,468

Net current liabilities                                    (51,367)    (49,391)

Total assets less current liabilities                       92,871      93,831

Non-current liabilities
Long-term bank and other loans                              21,861      18,280
Deferred revenues                                           11,817      10,528
Provisions                                                   2,143       2,080
Deferred tax liabilities                                     1,321       1,354
Derivative liabilities                                           -          83
Other non-current liabilities                                  564          22

Total non-current liabilities                               37,706      32,347

Total liabilities                                          110,010      99,815

Financed by:
Share capital                                                2,181       2,181
Reserves                                                    52,984      59,303

Owners' equity                                              55,165      61,484

Total liabilities and equity                               165,175     161,299



CONSOLIDATED INCOME STATEMENTS


                                                                       For the year     For the six     For the six
                                                                          ended  31    months ended    months ended
                                                                     December  2004   30 June  2004   30 June  2005
                                                                        RMB million     RMB million     RMB million
                                                                         (Restated)       (Audited)      (Unaudited)

Revenues                                                                     64,922          32,498          33,724

Operating expenses
Depreciation and amortisation                                               (18,754)         (9,552)         (9,265)
Network, operations and support                                             (11,591)         (5,167)         (5,549)
Staff costs                                                                  (8,059)         (4,294)         (4,200)
Selling, general and administrative expenses                                 (9,566)         (4,199)         (4,402)
Other operating expenses                                                     (1,534)           (724)           (541)

Total operating expenses                                                    (49,504)        (23,936)        (23,957)

Operating profit before interest income dividend income                      15,418           8,562           9,767
Interest income                                                                  76              32              87
Dividend income                                                                  17               7              28

Profit from operations                                                       15,511           8,601           9,882
Finance costs                                                                (2,932)         (1,604)         (1,226)
Share of loss of associated companies                                            (1)             (1)              -

Profit before taxation                                                       12,578           6,996           8,656
Taxation                                                                     (3,348)         (2,121)         (2,298)

Profit for the year/period                                                    9,230           4,875           6,358


The details of the changes of accounting policies are set out in the Interim Announcement. The impact of the change to accounting policies on the Group's profit before taxation was as follows:


                                                       For the six     For the
                                                  months ended  30        year
                                                        June  2004   ended  31
                                                                      December
                                                                          2004
                                                       RMB million         RMB
                                                                       million

HKFRS 2                                                          -          18

Decrease in profit before taxation
  for the period/year                                            -          18


The following notes to the financial statements are extracted from the Company's 2004 annual report and should be read in conjunction with the audited consolidated financial statements included in such annual report.

1    The group, its reorganisation and principal activities

Background of the group

China Netcom Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. Prior to a reorganisation conducted for the listing of the shares of the Company (the "Reorganisation"), the Company's ultimate holding company was China Netcom (Holdings) Company Limited ("China Netcom Holdings").

China Netcom Holdings was previously owned by four state-owned enterprises and became the Company's holding company in December 2000. The Company, through its principal operating subsidiary China Netcom (Group) Limited ("CNC China"), is engaged in the provision of fixed line telecommunication services through different regional branch offices in the PRC. In March 2003, the Company along with two co-investors through Asia Netcom Corporation Limited ("Asia Netcom"), being a 51% owned jointly controlled entity of the Company at that time, acquired the Asia-Pacific submarine cable assets and related physical network assets and liabilities, from Asia Global Crossing Ltd. On December 31, 2003, the Company further purchased the remaining 49% interests in Asia Netcom held by the other co-investors and became the sole owner of Asia Netcom.

Reorganisation of the group

In anticipation of the listing of the Company's shares and American Depository Shares ("ADSs") on The Stock Exchange of Hong Kong and the New York Stock Exchange Inc. respectively (the "Global Offering"), China Netcom Holdings and China Network Communications Group Corporation (the "China Netcom Group") both being state owned enterprises under the supervision and regulation of the Ministry of Information Industry ("MII"), underwent the Reorganisation which was effective for accounting purposes on June 30, 2004 (see Note 2). Immediately after the Reorganisation, the ultimate holding company of the Company was China Netcom Group.

China Netcom Group, the Company's current ultimate holding company, was established by the State Council of the PRC in May 2002. Under a comprehensive industry restructuring plan relating to the fixed line telecommunication sector in China approved by the State Council in November 2001, the fixed line telecommunications businesses originally operated by China Telecommunication Corporation ("China Telecom Group") were split into northern and southern operations. In May 2002, China Netcom Group took over the northern part fixed line telecommunication operations in 10 provinces, municipalities and autonomous regions.

The Reorganisation undertaken in anticipation of the listing of the Company comprised the following:


(a) China Netcom Group acquired the entire interest in China Netcom Holdings from its four state owners and became the ultimate holding company of the Group;

(b) The Company's principal operating subsidiary, namely CNC China, transferred all of its assets and liabilities in the PRC telecommunications operations to China Netcom Group, and assets and liabilities of the PRC fixed line telecommunications operations previously owned by both China Netcom Group and the Company were combined in the respective provinces, municipalities and autonomous regions;

(c) After excluding certain assets and liabilities which were retained by China Netcom Group as set out in (f) (i) below, the net assets of the telecommunications operations of 8 PRC provinces and municipalities, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Shanghai Municipality and Guangdong Province (collectively referred to as the "Eight Service Regions"), which had been valued at RMB43,012 million, based on an independent valuation, were injected into the Company in consideration of approximately 5,442 million ordinary shares (21,769 million shares before share consolidation, see Note 32(b) for details) of the Company (the "Asset Injection").

(d) Certain Asia-Pacific submarine cable assets and related physical network assets and liabilities were transferred from Asia Netcom to China Netcom Group.

(e) The Company and its subsidiaries (the "Group"), immediately after the Reorganisation, contained the assets and liabilities related to: (i) fixed line telecommunication operations in the Eight Service Regions; and (ii) fixed line telecommunication operations in the Asia-Pacific region operated by Asia Netcom (collectively the "Restructured Businesses").

(f) China Netcom Group, immediately after the Reorganisation, retained or held the following assets and liabilities: (i) certain assets and liabilities of the Eight Service Regions including fixed assets, mainly inter-provincial optic fibers, investments in associated companies, long-term investments, bank balances and borrowings and those attributable to certain minor ancillary telecommunications services; (ii) all assets and liabilities of the fixed line telecommunication operations outside the Eight Service Regions; (iii) all non-core businesses representing businesses other than the principal communications services operations in the Group's northern and southern service regions and primarily include procurement of materials, equipment maintenance services, engineering, project planning and design and operations of certain social facilities and (iv) the Asia-Pacific submarine cable assets and related physical network transferred from Asia Netcom (collectively the "Retained Businesses").

The above reorganisation procedures primarily resulted in a net effect of (i) the transfer from China Netcom Group to the Company of the assets and liabilities of the telecommunications operations in the Eight Service Regions, which were previously owned by China Netcom Group prior to the Reorganisation; and (ii) the transfer from the Company to China Netcom Group of certain assets and liabilities of the telecommunications operations outside the Eight Service Regions and the Asia-Pacific submarine cable assets and related physical network, which were previously owned by the Group prior to the Reorganisation.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004.

Principal activities
After the Reorganisation, the Group is a dominant provider of fixed line telephone services, broadband, other Internet-related services, and business and data communications services in six northern municipalities and provinces, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province in the PRC. The Group also provides telecommunications services to selected business and residential customers in a southern municipality and a southern province, namely Shanghai Municipality and Guangdong Province in the PRC. In addition, the Group operates a network and offers international data services throughout the Asia Pacific countries and regions.
After the Reorganisation, the Group's principal services consist of:

o    fixed line telephone services (including the personal handy phone system
     (PHS) services), comprising:

-    local, domestic long distance and international long distance services;

- value-added services, including caller identity, telephone information services; and

- interconnection services provided to other domestic telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the Eight Service Regions;

o    broadband services and other Internet-related services;

o business and data communications services, including integrated regional data and voice communications services; and

o international services consisting of international voice services, including international inbound calls destined for the PRC or transit through the PRC or other Asia-Pacific countries and regions, and leased line, Internet access, managed data and other telecommunications services provided to business and carrier customers located outside the PRC.

The Group's PRC operations are subject to the supervision of and regulation by the PRC Government. The MII, pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the telecommunications industry policies and regulations (the "Telecommunications Regulations").

Under the Telecommunications Regulations, all telecommunications operators in the PRC must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous regions and municipalities are required to obtain licenses from the MII. In accordance with the approval of the MII, CNC China, the Group's principal operating subsidiary in China, as an indirect subsidiary of China Netcom Group, has the right to operate the Group's telecommunications business in Eight Service Regions under the authorisation of China Netcom Group, which holds the license required for operating the Group's telecommunications businesses in the PRC.

Following the Reorganisation, China Netcom Group continues to be the holder of the licenses for operating a telecommunications network in China, but has, with the consent of the MII, granted CNC China the right to operate under its licenses, the assets described above and the related business. The Company is the holder of licenses that are necessary to own and operate the assets that are outside the PRC described above in such key countries and regions such as Hong Kong, Japan, Singapore and Korea.

2    Basis of presentation

The Reorganisation was effective for accounting purposes on June 30, 2004, which was the date on which the Company and China Netcom Group signed the legally binding agreements that identified (i) all specific assets and liabilities under the Asset Injection to be transferred to the Company from China Netcom Group and (ii) the specific assets and liabilities to be transferred from Asia Netcom to China Netcom Group.

China Netcom Group and China Netcom Holdings were both state-owned enterprises before and after the Reorganisation, and the acquisition of China Netcom Holdings by China Netcom Group was carried out under the directive of the State Council. Accordingly, the Reorganisation was regarded as a common control transaction and accounted for using merger accounting, as permitted by the Hong Kong Statement of Standard Accounting Practice 27 "Accounting for group reconstructions", and the assets and liabilities injected into the Company by China Netcom Group under Note 1 (c) above have been stated at historical amounts. The consolidated financial statements present the consolidated results and financial position of the Group as if China Netcom Holdings and China Netcom Group had been merged throughout the periods presented and as if the Restructured Businesses were injected into the Company from China Netcom Group at the beginning of the earliest periods presented or when such businesses were acquired by the Group or China Netcom Group, whichever is later. The consolidated financial statements do not include the results and financial position of businesses previously owned by China Netcom Group outside the Eight Service Regions which had been retained by China Netcom Group upon the Reorganisation.

Prior to the consummation of the Reorganisation, the assets and liabilities of the PRC telecommunications operations, both within and outside the Eight Service Regions of the Company held through CNC China, the Company's principal operating subsidiary, had been historically under common management and control. Therefore, the Group's consolidated income statements for the years ended December 31, 2003 and 2004 and consolidated balance sheets as at December 31, 2003 include the entire consolidated financial data of the PRC operations of CNC China up to the effective date of the Reorganisation although the assets and liabilities of operations of CNC China outside the Eight Service Regions had been transferred to China Netcom Group under the Reorganisation as set out in Note 1 above. In addition, the consolidated balance sheet as at December 31, 2003 also includes the assets and liabilities of the Eight Service Regions in the PRC which had been retained by China Netcom Group under the Reorganisation (see Note 1 (f) (i) above) and the assets and liabilities that were transferred from Asia Netcom to China Netcom Group under the Reorganisation (see Note 1 (f) (iv) above) as those assets and liabilities were part of the telecommunications operations and were not separately managed throughout the periods presented. The above assets and liabilities retained by, or transferred to, China Netcom Group but included in the financial statements as at year ended December 31, 2003 and the amounts of such assets and liabilities distributed to owners on June 30, 2004 as a result of the Reorganisation were as follows:


                                                             As at
                                            June 30, 2004    December 31, 2003
                                              RMB million       RMB million

Assets and liabilities:
Current assets                                   1,915            2,637
Fixed assets, net
- Land and buildings                            10,169           10,276
- Telecommunications networks and equipment      6,760            7,089
- Furniture, fixtures, motor vehicles and
     other equipment                               251              216
                                                17,180           17,581

Construction in progress                         1,401            2,057
Interest in associated companies and
     long-term investments                         969              970
Other non-current assets                           281              396
Current liabilities                             (5,830)          (7,618)
Non-current loans and other borrowings          (5,153)          (4,979)
Other non-current liabilities                   (4,716)          (4,833)

Net assets                                       6,047            6,211

                                                For the six months      For the
                                                ended June 30, and   year ended
                                                    the year ended     December
                                                      December 31,          31,
                                                             2004         2003
                                                      RMB million  RMB million

Revenues                                                     479           802

Operating expenses, mainly comprising:
Depreciation and amortisation                               (276)         (240)
Networks, operations and support                            (272)         (409)
Staff costs                                                  (64)          (65)
Selling, general and administrative                         (138)         (257)
Other operating income/(expenses)                             28           (71)
Finance costs                                               (248)         (496)

Loss for the period/year                                    (486)         (740)
Accounting principles and standards

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets and the marking to fair values of certain investments as explained in the principal accounting policies below in Note 3 below, and on a going concern basis.

The HKICPA has issued a number of new and revised HKFRSs which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new and revised HKFRSs in the financial statements for the year ended December 31, 2004. The Group has commenced an assessment of the impact of these new and revised HKFRSs, but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position.

A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. Based on the Group's history of obtaining finance, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

3    Principal accounting policies

The principal accounting policies adopted in the financial statements are set out below:

(a)  Basis of consolidation

As set out in Note 2 above, the Reorganisation involved the injection of businesses from the Group's ultimate holding company into the Group and was accounted for using merger accounting in accordance with SSAP No.27 issued by the HKICPA. The results and financial position of businesses merged under the Reorganisation were included in the consolidated financial statements as if the businesses were acquired at the beginning of the earliest periods presented or the date that such businesses were acquired by the Group or China Netcom Group whichever was later.

Acquisitions of subsidiaries from third parties are accounted for using purchase accounting. The results and financial positions of such subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(b)  Subsidiaries

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power, or holds more than half of the issued share capital.

In the Company's balance sheet, the investment in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)  Jointly controlled entities

A jointly controlled entity is a joint venture which involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. A jointly controlled entity controls the assets of the joint venture, incurs liabilities and expenses and earns income. It may enter into contracts in its own name and raise finance for the purposes of the joint venture activity. Each venturer is entitled to a share of the results of the jointly controlled entity under the equity method of accounting.

The consolidated income statements include the Group's share of the results of jointly controlled entities under the equity method of accounting.

(d)  Associated companies

An associated company is a company, not being a subsidiary or a jointly controlled entity, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated income statements include the Group's share of the results of associated companies for the year, and the consolidated balance sheets include the Group's share of the net assets of the associated companies and any unamortised goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(e)  Revenue recognition

(i)  The Group's revenues are recognized as follows:

o Revenues derived from local, domestic long distance ("DLD") and international long distance ("ILD") telephone usage, which vary depending on the day, the time of day, the distance and duration of the call and the tariffs, are recognised when the services are provided to customers.

o Monthly telephone service fees are recognised in the period during which the telephone services are provided to customers.

o Upfront connection and installation fees received are deferred and recognised over the expected customer relationship period of 10 years. With effect from July 1, 2001, no further upfront fees for connection were charged to customers.

o Revenues from the sale of prepaid calling cards are deferred and recognised as the cards are consumed by customers.

o Revenues from PHS bundled service contracts are recognised as local, DLD, or ILD service fees according to the type of usage and on a systematic basis to match the pattern of usage of the PHS services by customers. PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset (see Note 3(t)(ii) for the policy on cost of the handset).

o Revenues from value-added communication services such as call waiting, call diverting and caller number display are recognised when the services are provided to customers.

o Revenues from the provision of broadband and other Internet-related services and managed data services are recognised when the services are provided to customers.

o Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

o Lease income from the leasing of lines and customer-end equipment is recognised over the term of the lease. Lease income from other domestic telecommunications operators and business customers for the usage of the Group's fixed line telecommunications networks is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily determined on a year to year basis.

(ii)  Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

(f)  Interest expenses

Interest expenses that are attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other interest expenses are charged to the consolidated income statements in the year in which they are incurred.

(g)  Interconnection charges

Interconnection charges represent amounts incurred for the use of other telecommunications operators' networks for facilitating the completion of calls that originate from the Group's fixed line telecommunications networks. Interconnection charges are recognised on an accrual basis. For interconnection charges with domestic operators and the fellow subsidiaries of the Group, they are accrued based on actual amounts, while those with overseas operators are accrued based on the actual amounts, if known, or the Group's estimates.

(h)  Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet dates are translated at rates of exchange ruling at the balance sheet dates. Exchange differences arising in these cases are dealt with in the consolidated income statement.

The balance sheets of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet dates and the respective income statement accounts are translated at the average exchange rates for the year. Exchange differences are dealt with as a movement in reserves.

(i)  Cash and cash equivalents

Cash and cash equivalents, comprising cash on hand, deposits held at call with banks and cash investments with original maturities of three months or less are carried at cost.

(j)  Accounts receivable

Accounts receivable are carried at original amounts less provisions for doubtful debts. The provision for doubtful debts is recorded if there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the accounts receivable.

(k)  Inventories and consumables

Inventories comprise mainly telephone handsets and are stated at the lower of cost and net realisable value on a first-in, first-out basis, after provisions for obsolescence.

Consumables consist of materials and supplies used in maintaining the Group's telecommunication networks and are charged to the income statement when brought into use. Consumables are valued at cost less any provision for obsolescence.

(l)  Fixed assets

(i)  Construction-in-progress

Construction-in-progress represents buildings, telecommunications networks plant, transmission and switching equipment under construction and pending installation, and is stated at cost less any provision for impairment losses. Cost comprises direct costs of construction including borrowing costs attributable to the construction during the period of construction. When the asset being constructed becomes available for use, the construction-in-progress is transferred to the appropriate category of fixed assets.

(ii)  Other fixed assets

Fixed assets are initially stated at cost less accumulated depreciation and accumulated impairment losses. Major costs incurred in restoring fixed assets to their normal working condition are charged to the income statement as incurred. Improvements are capitalised and depreciated over their expected useful lives.

Land and buildings, subsequent to initial recognition, are stated at cost less accumulated impairment losses and are depreciated over their expected useful lives.

Subsequent to the revaluation carried out as at December 31, 2003, which was based on depreciated replacement costs (Note 18), fixed assets other than land and buildings are carried at their revalued amounts, being the fair values at the date of revaluation, less subsequent accumulated depreciation and impairment losses. When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount.

(iii) Revaluations

Revaluations on fixed assets other than land and buildings will be performed at intervals of not more than three years by independent valuers; in each of the intervening years valuations will be undertaken by executives of the Group. Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus arising from earlier valuations in respect of the same item and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

(iv)  Depreciation

Fixed assets are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The principal useful lives are as follows:

Land                              over the term of the lease, being 10-50 years
Buildings                         8-30 years
Telecommunications networks
  and equipment                   5-10 years
Furniture, fixtures, motor
  vehicles and other equipment    5-10 years

The useful lives are reviewed periodically to ensure that the methods and rates of depreciation are consistent with the expected pattern of economic benefits from fixed assets.

(v)  Gain or loss on sale of fixed assets

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement, except where the fixed asset is carried at valuation, the relevant portion of the revaluation reserve realised in respect of previous valuations is transferred to retained earnings and is shown as a movement in reserves.

(m)  Impairment of assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Estimated recoverable amounts are determined based on estimated discounted future cash flows of the cash-generating unit at the lowest level to which the asset belongs. The recoverable amount is the higher of value in use or net selling price. Such impairment losses are recognised in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation surplus.

(n)  Assets under leases

(i)  Finance leases

Leases that substantially transfer to the Group all of the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the income statement over the lease periods. Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all of the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received from the leasing company, are charged to the income statement on a straight-line basis over the lease periods.

(o)  Intangible assets

(i)  Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary, jointly controlled entity or associated company, at the date of acquisition. Goodwill on acquisitions is included in intangible assets and is amortised using the straight-line method over its estimated useful life of not more than 20 years.

(ii) Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classification as goodwill. Negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the income statement immediately.

(iii) Purchased software

Expenditure on purchased software is capitalised and amortised using the straight-line method over the expected useful lives of the software, which vary from three to five years.

(p)  Investments

(i)  Long-term investments

Long-term investments comprise unlisted investment securities that are held for long term purposes. Such investments are stated at cost less any provision for impairment losses.

(ii) Short-term investments

Short-term investments comprise listed securities held for trading purposes and are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of short-term investments are recognised in the income statement. Profits or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the income statement as they arise.

(q)  Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(r)  Employee benefits

(i)  Pension obligations

(a) As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organised by their respective municipal governments under which they are governed. The Group is required to make contributions to the retirement plans at rate of 20% of the salaries, bonuses and certain allowances of the employees. Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for post-retirement benefits beyond these payments as they fall due. Payments made under these plans are expensed as incurred.

(b) The Group also operates a mandatory provident fund scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000.

(ii) Early retirement benefits

Early retirement benefits are recognised as expenses when the Group reaches agreement with the relevant employees for early retirement.

(iii) Employee housing benefits

One-off cash housing subsidies paid to employees are charged to the consolidated income statements in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated (see Note 30(a)).

Full-time employees of the Group participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these housing funds are expensed as incurred.

(iv) Share option scheme

Share options are granted to directors and to certain employees at the directors' discretion. When the options are exercised, no change is recorded to the income statement and the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

(s)  Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(t)  Deferred costs

(i)  Deferred installation costs

The direct incremental costs associated with the installation of fixed line services are deferred and amortised to the income statement over the expected customer relationship period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees is recorded immediately as expenses in the income statement.

(ii) Customer acquisition costs

The cost of handsets given to customers under bundled service contracts and related commissions paid to distributors are deferred as customer acquisition costs and amortised to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period.

(iii) Prepaid network capacities

Prepayments for the network capacities purchased on an indefeasible rights to use ("IRU") basis are capitalised and amortised over the corresponding lease period.

(iv) Discount on foreign currency exchange forward contracts

The unamortised portion of the discount on foreign currency exchange forward contracts (see Note(w)) is recognised as deferred cost.

(u)  Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow is probable, the contingent liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

(v)  Segmental reporting

Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

(w)  Foreign currency exchange forward contracts

A foreign currency exchange forward contract is an agreement to exchange different currencies at a specified future date and at a specified rate. A non-speculative foreign currency exchange forward contract is one which is designated and effective as a hedge of a net investment in a foreign entity, of a foreign currency asset, or of a net monetary asset or liability. All other foreign currency exchange forward contracts, or parts of foreign currency exchange forward contracts in excess of the amount hedged, are speculative. Where a foreign currency exchange forward contract is non-speculative and used as a hedge of a net monetary asset or liability, the gain or loss on the contract, being the foreign currency amount of the contract multiplied by the difference between the spot rate at the balance sheet date and the spot rate at the date of inception of the contract or at an intervening balance sheet date, is taken to the income statement. The discount or premium on the contract, being the foreign currency amount of the contract multiplied by the difference between the contracted forward rate and the spot rate at the date of inception of the contract, is amortised over the period of the contract. In the balance sheet, unamortised discounts are recorded within deferred costs and unamortised premiums are recorded within deferred revenues.

Where a foreign currency exchange forward contract is speculative, the gain or loss, being the foreign currency amount of the contract multiplied by the difference between the forward rate for the balance of the contract at the balance sheet date and either the contracted forward rate or the forward rate used at an intervening balance sheet date, is credited or charged to the income statement at each intervening balance sheet date.

(x)  Earnings/(loss) per share ("EPS") and per ADS

Basic EPS is computed by dividing net profit/(loss) attributable to ordinary shareholders by the weighted average number of ordinary share outstanding during the year.

Diluted EPS is computed by dividing net profit/(loss) attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options using the treasure stock method.

Earnings/(loss) per ADS is computed by multiplying the EPS by 20, which is the number of shares represented by each ADS.

4    Revenues

Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by nature can be summarised as follows:

                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Revenues
Local usage fees                                                                          18,661       18,567
Monthly telephone service                                                                 13,743       12,580
Upfront installation fees                                                                  1,338        1,044
DLD usage fees                                                                             8,813        8,871
ILD usage fees                                                                             1,302        1,410
Value-added services                                                                       2,146        1,516
Interconnection fees                                                                       4,915        3,797
Upfront connection fees                                                                    3,378        3,965
Broadband and other Internet-related service                                               5,418        3,507
Managed data service                                                                       1,526        1,279
Leased line income                                                                         2,321        2,509
Other services                                                                             1,361          853

Total                                                                                     64,922       59,898


The Group's revenues by geographical location of the customers can be summarised as follows:

                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million

Domestic telecommunications services (Being revenues
generated from customers located in the PRC)
Local usage fees                                                                          18,661       18,567
Monthly telephone service                                                                 13,743       12,580
Upfront installation fees                                                                  1,338        1,044
DLD usage fees                                                                             8,813        8,871
ILD usage fees                                                                             1,121        1,410
Value-added services                                                                       2,146        1,516
Interconnection fees                                                                       3,903        2,580
Upfront connection fees                                                                    3,378        3,965
Broadband and Internet-related service                                                     5,058        3,493
Managed data service                                                                       1,217        1,215
Leased line income                                                                         1,825        2,446
Other services                                                                             1,076          832

Subtotal                                                                                  62,279       58,519

International telecommunications services (Being revenues generated from customers located outside the PRC, including Hong Kong and Macau Special
Administrative Regions and Taiwan)
ILD usage fees                                                                               181            -
Interconnection fees                                                                       1,012        1,217
Broadband and other Internet-related service                                                 360           14
Managed data service                                                                         309           64
Leased line income                                                                           496           63
Other services                                                                               285           21

Subtotal                                                                                   2,643        1,379

Total                                                                                     64,922       59,898


5    Profit/(loss) from operations

Profit/(loss) from operations is stated after charging or crediting the following:

                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Charging
Deficit on revaluation of certain fixed assets (Note 18(c))                                    -       25,778
Depreciation:
- Owned fixed assets                                                                      18,451       20,298
- Leased fixed assets                                                                        174           86
Loss on disposal of fixed assets (included in networks
  operations and support expenses)                                                           145        1,689
Amortisation of intangible assets (Note 20)                                                  129           99
Contributions to pension plans (included in staff costs)                                     813          790
Early retirement benefits (included in staff costs)                                          206          132
Cost of inventories                                                                          374          327
Operating leases:
- Land and buildings                                                                         571          117
- Network and machinery                                                                    1,542          630
Interconnection charges                                                                    2,411        1,874
Bad debt expense                                                                             832          619
Auditors' remuneration                                                                        18            -
Unrealised loss on short-term investments                                                      4            -
Unrealised foreign exchange losses                                                            70          142

Crediting
Realised gain on disposal of short-term investments                                            -            1
Unrealised gain on short-term investments                                                      -            7


6    Finance costs

                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Interest expenses on
- Bank and other loans wholly repayable within five years                                  3,127        3,340
- Bank and other loans wholly repayable after more than five years                            88          125

                                                                                           3,215        3,465
Less: Interest expenses capitalised in construction-in-progress                             (421)        (621)

                                                                                           2,794        2,844
Exchange loss, net                                                                            70          142
Bank charges                                                                                  50           20
Amortisation of discount on foreign currency exchange forward contracts                       18           20

                                                                                           2,932        3,026

Interest expenses were capitalised in construction in progress using the             3.69%-5.45%  3.68%-5.51%
following annual interest rates


7    Taxation


                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
PRC enterprise income tax ("EIT")                                                          2,786          940
Deferred taxation (Note 31)                                                                  562       (7,775)
Share of taxation attributable to jointly controlled entity                                    -           16

Taxation charges/(credit)                                                                  3,348       (6,819)


The provision for EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

Taxation on profits derived from certain subsidiaries and the jointly controlled entity outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.5% to 30%, prevailing in the countries in which those entities operates.

The reconciliation between the Group's actual tax charge/(credit) and the amount which is calculated based on the weighted average statutory tax rate is as follows:

                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Profit/(loss) before taxation                                                             12,596      (17,931)

Weighted average statutory tax rate                                                       33.00%       33.00%
Tax calculated at the weighted average statutory tax rate                                  4,157       (5,917)
Non-taxable income (Note below)                                                           (1,264)      (1,309)
Expenses not deductible for tax purposes                                                     252          207
Tax losses not recognised/(utilised)                                                         356          246
Others                                                                                      (153)         (46)

Tax charge/(credit)                                                                        3,348       (6,819)


Note: Non-taxable income comprises primarily upfront connection fees charged to customers and amortised over the customer relationship period.

8    Profit/(loss) attributable to shareholders

(a) For the year ended December 31, 2004, profit attributable to shareholders included a loss of RMB41 million (2003: a profit of RMB19 million) which has been dealt with in the financial statements of the Company.

(b) One of the Company's subsidiaries (refer to Note 22) CNC China was registered as foreign investment enterprises in the PRC. In accordance with the Articles and Association of CNC China, it is required to provide for certain statutory reserves, namely, general reserve and staff bonus and welfare fund, which are appropriated from profits after tax but before dividend distribution.

CNC China is required to allocate at least 10% of their profits after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CNC China appropriated approximately RMB723 million (2003: Nil) to the general reserve fund for the year ended December 31, 2004.

9    Final dividend proposed after balance sheet date

                                                                                                         2004
                                                                                                          HKD
                                                                                                      million
Final dividend proposed after the balance sheet date of HK$0.037 per share                                245


The final dividend proposed after the balance sheet date has not been recognised as a dividend payable as of December 31, 2004 but will be reflected as appropriation of retained profits in the financial statements for the year ending December 31, 2005.

10   Earnings/(loss) per share

Basic earnings/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

The following table sets forth the computation of basic and diluted net earnings/(loss) per share:

                                                                                       Years ended December 31,
                                                                                            2004           2003
                                                                                       (in RMB millions, except
                                                                                      share and per share data)
Numerator:
Profit/(loss) for the year                                                                 9,248        (11,111)
Denominator:
Weighted average number of ordinary shares outstanding and  shares used in         5,622,685,175  5,492,258,218
computing basic earnings/(loss) per share
Weighted average number of potential ordinary shares:
Diluted equivalent shares arising from convertible Preference Shares                   5,140,036              -
Diluted equivalent shares arising from share options                                   2,209,241              -

Shares used in computing diluted earnings/(loss) per share                         5,630,034,452  5,492,258,218

Basic earnings/(loss) per share                                                         RMB 1.64     RMB (2.02)

Diluted earnings/(loss) per share                                                       RMB 1.63     RMB (2.02)


The diluted loss per share for the year ended December 31, 2003 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

All the number of shares stated above have taken into consideration the effect of the share consolidation conducted on September 7, 2004 as set out in note 32(a).

11   Staff cost including directors' remunerations

                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Wages, salaries and welfare                                                                7,022        6,625
Contributions to pensions                                                                    813          790
Early retirement benefits                                                                    206          132

Total                                                                                      8,041        7,547


12   Directors' and senior management's emoluments

(a)  Directors' emoluments

The following table sets out the emoluments paid to the Company's directors during the years:

                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Fees                                                                                           1            -
Basic salaries, housing allowances, other allowances and  benefits in kind                     7            3
Contributions to retirement schemes                                                            -            -

                                                                                               8            3


Directors' fees disclosed above include HK$312,500 (2003: Nil) paid to independent non-executive direcrtors. The number of directors whose emoluments fell within the following bands are set out as follows:

                                                                                     Years ended December 31,
                                                                                            2004         2003
Nil - RMB 1,060,000 (equivalent of HK$1,000,000)                                              12           14
RMB 1,060,001 - RMB 3,710,000 (equivalent of HK$3,500,000)                                     -            -
RMB 3,710,001 - RMB 4,240,000 (equivalent of HK$4,000,000)                                     1            -


(b)  Five highest paid individuals

The five individuals whose emoluments were the highest for the years ended December 31, 2004 (2003: one) include three directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individuals are as follows:

                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Basic salaries, housing allowances, other allowances and benefits in kind                      3            3
Contributions to retirement schemes                                                            -            -

                                                                                               3            3


The number of the remaining individuals whose emoluments fell within the following bands is set out as follows:

                                                                                     Years ended December 31,
                                                                                            2004         2003
Nil - RMB 1,060,000 (equivalent of HK$1,000,000)                                               1            4
RMB1,060,001 - RMB 2,650,000 (equivalent of HK$2,500,000)                                      -            -
RMB 2,650,001- RMB 3,180,000 (equivalent of HK$3,000,000)                                      1            -


(c) None of the directors and 5 highest paid individuals received any fees, bonuses, inducements, or compensation for loss of office, or waived any emoluments during 2003 and 2004 .

13   Cash and bank deposits

                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Cash and cash equivalents                                                                 10,033        6,283
Time deposits with original maturities over three months                                      20           33

Total cash and bank deposits                                                              10,053        6,316


Included in the cash and bank deposits as at the end of each of December 31, 2003 and 2004 are Renminbi denominated balances kept in the PRC amounting to RMB 5,631 million and RMB 1,868 million, respectively. The conversion of Renminbi denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulation of foreign exchange control promulgated by the PRC government.

14   Short-term investments

The Group and the Company's short-term investments comprise primarily investments in listed debt securities and investment funds.

15   Accounts receivable

Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential and business customers who have accounts overdue by more than 90 days will have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

The ageing analysis of accounts receivable based on the billing date is as follows:

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
0-30 days                                                                                  4,479        5,232
31-90 days                                                                                   861          876
Over 90 days                                                                               1,404        1,286

Total                                                                                      6,744        7,394

Less: Allowance for doubtful debts                                                        (1,056)      (1,051)

Net carrying amounts                                                                       5,688        6,343


The movement of allowance for doubtful debts is as follows:

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Balance at beginning of year                                                               1,051          629
Additional provisions                                                                        852          558
Less: Amounts utilised                                                                      (798)        (136)
Distributed to owners in accordance with Reorganisation                                      (49)           -

Balance at end of year                                                                     1,056        1,051


16   Inventories and consumables

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Consumables, at cost                                                                         607          993
Telephone handsets and other customer end-products held for resale, at cost                  334          245

                                                                                             941        1,238


17   Prepayments and other receivables

                                                       Group  As at December 31,  Company  As at December 31,
                                                               2004         2003            2004         2003
                                                        RMB million  RMB million     RMB million  RMB million
Prepaid expenses and deposits                                   546          648               8            -
Other receivables                                               460          992               8            -

                                                              1,006        1,640              16            -


18   Fixed assets

                                                           Land and   Telecommu-      Furniture,        Total
                                                          buildings    nications       fixtures,
                                                                    networks and           motor
                                                                       equipment        vehicles
                                                                                       and other
                                                                                       equipment
                                                        RMB million  RMB million     RMB million  RMB million
Cost/valuation:
Balance at January 1, 2003                                   27,121      190,535           7,761      225,417
Additions                                                       393        2,381             307        3,081
Acquired through Asia Netcom (Note 35(c))                         -        3,298               -        3,298
Transferred from construction in progress  (Note 19)          1,892       24,062           1,286       27,240
Disposals                                                      (408)      (5,676)           (498)      (6,582)
Increase as a result of revaluation                               -        6,456             655        7,111
Decrease as a result of revaluation                               -      (40,124)         (2,034)     (42,158)

Balance at December 31, 2003                                 28,998      180,932           7,477      217,407

Accumulated depreciation:
Balance at January 1, 2003                                   (4,852)     (71,392)         (3,009)     (79,253)
Charge for the year                                            (716)     (18,520)         (1,148)     (20,384)
Acquired through Asia Netcom (Note 35(c))                         -         (261)              -         (261)
Disposals                                                       103        3,622             434        4,159
Increase as a result of revaluation                               -       (3,693)           (436)      (4,129)
Decrease as a result of revaluation                               -       15,696             684       16,380

Balance at December 31, 2003                                 (5,465)     (74,548)         (3,475)     (83,488)

Net book value at December 31, 2003                          23,533      106,384           4,002      133,919

Cost/valuation:
Balance at January 1, 2004                                   28,998      180,932           7,477      217,407
Additions                                                       200          115             234          549
Transferred from construction in progress  (Note 19)          1,479       24,160           1,561       27,200
Disposals                                                       (51)        (812)            (75)        (938)
Distributed to owners in accordance  with Reorganisation    (12,827)      (9,265)           (325)     (22,417)

Balance at December 31, 2004                                 17,799      195,130           8,872      221,801

Accumulated depreciation:
Balance at January 1, 2004                                   (5,465)     (74,548)         (3,475)     (83,488)
Charge for the year                                            (756)     (16,791)         (1,078)     (18,625)
Disposals                                                         2          591              64          657
Distributed to owners                                         2,658        2,505              74        5,237

Balance at December 31, 2004                                 (3,561)     (88,243)         (4,415)     (96,219)

Net book value at December 31, 2004                          14,238      106,887           4,457      125,582


(a)  The net book value of assets held under finance lease is as follows:

                                                           Land and   Telecommu-      Furniture,        Total
                                                          buildings    nications       fixtures,
                                                                    networks and           motor
                                                                       equipment        vehicles
                                                                                       and other
                                                                                       equipment
                                                        RMB million  RMB million     RMB million  RMB million
At December 31, 2003                                              -          715               2          717

At December 31, 2004                                              -        1,763               7        1,770


During the year ended December 31, 2004, the Group entered into a finance lease arrangement with a related party with certain existing fixed assets to obtain funding of RMB1,085 million. The net book value of such fixed assets included above amounted to RMB954 million and the corresponding finance lease obligation amounted to RMB1,070 million as at December 31, 2004 (see note 27(b)(ii)).

(b) The analysis of the cost or revaluation of the assets of the Group is as follows:

                                                           Land and   Telecommu-      Furniture,        Total
                                                          buildings    nications       fixtures,
                                                                    networks and           motor
                                                                       equipment        vehicles
                                                                                       and other
                                                                                       equipment
                                                        RMB million  RMB million     RMB million  RMB million
At December 31, 2003
Cost                                                         28,998            -               -       28,998
Valuation                                                         -      180,932           7,477      188,409

                                                             28,998      180,932           7,477      217,407

At December 31, 2004
Cost                                                         17,799            -               -       17,799
Valuation                                                         -      195,130           8,872      204,002

                                                             17,799      195,130           8,872      221,801


The Group's land and buildings are primarily located in the PRC and held on leases of primarily between 10 to 50 years.

(c) As detailed in Note 3 (I) (ii), except for land and buildings, fixed assets were carried at revalued amounts on December 31, 2003. As required by the PRC rules and regulations relevant to the Reorganisation, each class of fixed assets in the PRC injected into the Group as at December 31, 2003, was valued by Beijing China Enterprise Appraisal Co. Ltd. (the "PRC valuer"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of such fixed assets in the PRC injected into the Group was determined at RMB122,456 million. The fixed assets retained by the ultimate holding company, which were transferred based on their carrying values upon the Reorganisation, were valued by the Directors at an amount of RMB17,581 million as at December 31, 2003. The impact of the revaluation was a net deficit on revaluation of the fixed assets, other than land and buildings, totalling RMB 22,796 million. Such revalued amounts serve as the tax base for such assets for future years following the revaluation (see Note 31).

The land and buildings were also revalued and the result was a net surplus of RMB 6,967 million. Such revaluation on land and buildings serves as the tax base for land and buildings for future years following the revaluation, and has not been incorporated in the consolidated financial statements (see Note 31(ii)).

The land and buildings injected by China Netcom Group were valued separately by Sallmanns, independent qualified valuers in Hong Kong, as at December 31, 2003 on the basis of their open market value. The value arrived at by these valuers was consistent with that arrived at by the PRC valuers. The Group's land and buildings are carried at their cost less accumulated depreciation and impairment losses in the consolidated financial statements.

The respective carrying amount of the telecommunications networks and equipment and furniture, fixtures, motor vehicles and other equipment would have been RMB 128,049 million and RMB 5,133 million as at December 31, 2003 and RMB 101,433 million and RMB 4,103 million as at December 31, 2004 had they been stated at cost less accumulated depreciation.

The historical carrying amounts of the Group's fixed assets, as at December 31, 2003, and where applicable the corresponding revalued amounts of these assets are as follows:

                                                         Historical  Revaluation  Revaluation     Revalued
                                                           carrying      surplus      deficit       Amount
                                                             amount
                                                        RMB million  RMB million  RMB million  RMB million
At December 31, 2003
Land and buildings                                           23,533            -            -       23,533
Telecommunications networks and equipment                   128,049        2,763      (24,428)     106,384
Furniture, fixture, motor vehicles and other equipment        5,133          219       (1,350)       4,002

                                                            156,715        2,982      (25,778)     133,919


The directors have carried out a review of the Group's fixed assets and concluded that there was no impairment of fixed assets as at December 31, 2004, nor was there any significant change in the value of fixed assets at that date.

At December 31, 2003 and 2004, the net book value of fixed assets pledged as security for the Group's long term bank and other loans amounted to RMB 2,668 million and RMB 22 million respectively.

19   Construction in progress

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Balance at beginning of year                                                              15,695       17,783
Additions                                                                                 20,979       25,152
Transferred to fixed assets (Note 18)                                                    (27,200)     (27,240)
Distributed to owners in accordance with the Reorganisation  on June 30, 2004             (1,401)           -

Balance at end of year                                                                     8,073       15,695


20   Intangible assets

                                                                       Goodwill/       Purchased           Total
                                                                       (Negative        software
                                                                       goodwill)
                                                                     RMB million     RMB million     RMB million
Cost:
Balance at January 1, 2003                                                     3             660             663
Additions                                                                      -             191             191
Negative goodwill on acquisition of certain entities of Asia                (296)              -            (296)
Global Crossing through Asia Netcom  (See note below)
Acquisition of additional 49% interest in Asia Netcom (Note                  115               -             115
35(c))

Balance at December 31, 2003                                                (178)            851             673

Accumulated amortisation:
Balance at January 1, 2003                                                    (2)           (388)           (390)
Amortisation for the year                                                      -             (99)            (99)

Balance at December 31, 2003                                                  (2)           (487)           (489)

Net book value at December 31, 2003                                         (180)            364             184

Cost:
Balance at January 1, 2004                                                  (178)            851             673
Additions                                                                      -             261             261

Balance at December 31, 2004                                                (178)          1,112             934

Accumulated amortisation:
Balance at January 1, 2004                                                    (2)           (487)           (489)
Amortisation for the year                                                     14            (143)           (129)

Balance at December 31, 2004                                                  12            (630)           (618)

Net book value at December 31, 2004                                         (166)            482             316


Note:

On March 10, 2003, Asia Netcom, the Group's 51% jointly controlled entity at that time, acquired certain entities from Asia Global Crossing (details see
Note 35(c)). The unamortised negative goodwill of RMB 296 million arising from the aforementioned acquisition has been consolidated into the Group through Asia Netcom upon the acquisition of the remaining 49% interest of Asia Netcom, which became a wholly owned subsidiary of the Group on December 31, 2003.

21   Deferred costs

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Balance at beginning of year
- Installation costs                                                                       4,708        4,408
- Customer acquisition costs                                                               1,370           44
- Prepaid networks capacities                                                              1,248          383
- Discount on foreign currency exchange forward contracts                                     77           97
- Others                                                                                     469          217

                                                                                           7,872        5,149

Additions for the year
- Installation costs                                                                         634        1,455
- Customer acquisition costs                                                               1,940        1,666
- Prepaid network capacity
- additions                                                                                  254           16
- acquired through Asia Netcom (Note 35(c))                                                    -          870
- Discount on foreign currency exchange forward contracts                                      -            -
- Others                                                                                     425          431

                                                                                           3,253        4,438

Charge for the year
- Installation costs                                                                      (1,068)      (1,155)
- Customer acquisition costs                                                              (2,006)        (340)
- Prepaid network capacities                                                                (119)         (21)
- Discount on foreign currency exchange forward contracts                                    (18)         (20)
- Others                                                                                    (291)        (179)

                                                                                          (3,502)      (1,715)

Distributed to owners in accordance with Reorganisation  on June 30, 2004
- Prepaid network capacity                                                                   (61)           -
- Others                                                                                    (113)           -

                                                                                            (174)           -

Balance at end of year
- Installation costs                                                                       4,274        4,708
- Customer acquisition costs                                                               1,304        1,370
- Prepaid network capacities                                                               1,322        1,248
- Discount on foreign currency exchange forward contracts                                     59           77
- Others                                                                                     490          469

                                                                                           7,449        7,872


22   Investments in subsidiaries

                                                                                              Company
                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Investment in subsidiaries, at cost                                                       37,509        1,387


As at December 31, 2004, the Company direct and indirect interests in the following principal subsidiaries, all of which are private companies:

Company name           Place and date of    Issued and fully      Percentage of        Principal activities
                       incorporation/       paid up/registered    equity interest      and place of
                       establishment        capital               attributable to the  operation
                                                                  Group
Directly held:

China Netcom (Group)   PRC  August 6, 1999  Registered capital    100%                 Provision of
Company Limited                             of RMB150 million                          networks
(formerly know as                                                                      communication
"China Netcom                                                                          services in the PRC
Corporation Limited")
(note(a))

China Netcom           Bermuda  October     12,000 ordinary       100%                 Investment holding
Corporation            15, 2002             shares of US$1.00                          in Bermuda
International Limited                       each
(note(b))

Indirectly held:

Asia Netcom            Bermuda  October     120,000,000 ordinary  100%                 Investment holding
Corporation Limited    15, 2002             shares of US$ 0.01                         in Bermuda
(note(c))                                   each

China Netcom (Hong     Hong Kong  May 2,    1,000 ordinary        100%                 Provision of
Kong)  Operations      2001                 shares of US$1.00                          networks
Limited (note(d))                           each                                       communication
                                                                                       services


Notes:

(a) This company is a wholly owned foreign enterprise established in the PRC. The accounts of this company for the years ended December 31, 2003 and 2004 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

(b) This company adopted March 31 as its financial year end, which is not coterminous with the year end of the Group. No audited accounts have been prepared for this company because there are no statutory requirements to prepare accounts in its jurisdiction.

(c) This company previously adopted March 31 as its financial year end, which was changed to December 31 during 2003. The accounts for the period from October 15, 2002 to March 31, 2003 and April 1, 2003 to December 31, 2003 were audited by PricewaterhouseCoopers.

(d) This company adopted March 31 as its financial year end, which is not coterminous with the year end of the Group. The accounts of this company for the years ended March 31, 2002 and 2003 were audited by PricewaterhouseCoopers.

23   Long-term Investments and interests in associated companies

Long-term investments and interests in associated companies were unlisted equity investments, which were transferred to China Netcom Group upon Reorganisation on June 30, 2004.

24   Foreign currency exchange forward contracts

The Group has entered into certain foreign currency exchange forward contracts with banks, which are non-speculative and used to manage the risk of cetain of the Group's borrowings denominated in foreign currencies. The respective foreign currency exchange forward contract receivable and payable balances which are included in other non-current assets and other non-current liabilities are as follows:

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Receivable                                                                                   408          469

Payable                                                                                      533          588


25   Accounts payable

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
0-30 days                                                                                  6,122        7,480
31-60 days                                                                                 1,833          554
61-90 days                                                                                   925          414
91-180 days                                                                                2,115        2,494
Over 180 days                                                                              3,658        3,844

                                                                                          14,653       14,786


26   Accruals and other payables

                                                                    Group                     Company
                                                              As at December 31,        As at December 31,
                                                               2004         2003            2004         2003
                                                           RMB million  RMB million  RMB million  RMB million
Accrued expenses                                              1,569        2,949             140            5
Other payables                                                1,784        1,461               -            -

                                                              3,353        4,410             140            5


27   Bank and other loans

(a) As at December 31, 2004, the short term bank loans were unsecured and comprise:

                           Currency                         Interest rate and           As at December 31,
                             2004                              final maturity
                                                                         2003
                                                                                     RMB million  RMB million
Renminbi denominated                                                 Interest             29,220       32,098
                                                                rates ranging
                                                                from 4.54% to
                                                                    5.02% per
                                                                   annum with
                                                                     maturity
                                                                 through Dec.
                                                                     30, 2005

US Dollar denominated                                                Interest                119          119
                                                                rates ranging
                                                                from 2.59% to
                                                                    3.98% per
                                                                   annum with
                                                                     maturity
                                                                 through Nov.
                                                                     29, 2005

                                                                                          29,339       32,217


(b)  The Group's long term bank and other loans comprise:

                                                                                        As at December 31,
                                                                         Note               2004         2003
                                                                                     RMB million  RMB million
Bank and other loans                                                      (i)             27,571       37,281
Finance lease obligations                                                (ii)              1,560          744

                                                                                          29,131       38,025

Less: Current portion                                                                     (7,270)     (15,716)

                                                                                          21,861       22,309


(i)  Long term bank and other loans

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Loans
Unsecured                                                                                 25,228       33,713
Secured                                                                                    2,343        3,568

Total                                                                                     27,571       37,281

Less: Current portion                                                                     (7,060)     (15,426)

Long-term loans                                                                           20,511       21,855

The Group's long term bank and other loans (excluding finance lease liabilities) were repayable as follows:

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Within one year                                                                            7,060       15,426
In the second year                                                                         6,550       11,513
In the third to fifth year                                                                11,196        8,644
After the fifth year                                                                       2,765        1,698

                                                                                          27,571       37,281


The Group's long term bank and other loans comprise:

                                                                                        As at December 31,
Currency                                                    Interest rate and               2004         2003
                                                               final maturity
                                                                                     RMB million  RMB million
Bank loans

Renminbi denominated                                                 Interest             23,776       32,870
                                                                rates ranging
                                                                 from 4.5% to
                                                                     6.1% per
                                                                   annum with
                                                                     maturity
                                                                 through Oct.
                                                                     20, 2014

US Dollar denominated                                                Interest              2,552        1,920
                                                                rates ranging
                                                                 from 2.1% to
                                                                     5.0% per
                                                                   annum with
                                                                     maturity
                                                                 through Dec.
                                                                     31, 2040

Japanese Yen denominated                                             Interest                860          877
                                                                rates ranging
                                                                 from 2.1% to
                                                                     2.6% per
                                                                   annum with
                                                                     maturity
                                                                 through Oct.
                                                                     20, 2022

Euro denominated                                                     Interest                383          392
                                                                rates ranging
                                                                   from 2% to
                                                                    5.94% per
                                                                   annum with
                                                                     maturity
                                                                 through Jun.
                                                                     30, 2023

                                                                                          27,571       36,059

Other loans

US Dollar denominated                                                Interest                  -        1,222
                                                                  rates at 1%
                                                                    per month
                                                                with maturity
                                                                 through Sep.
                                                                         2006

                                                                                          27,571       37,281


As at December 31, 2004, secured loans and bank loans totalled RMB 2,343 million (2003: RMB 3,568 million) which were secured by the following:

(i) Certain fixed assets amounting to RMB 22 million (2003: RMB 2,668 million) in respect of loans amounting to RMB 3 million (2003: RMB 16 million);

(ii) Corporate guarantees granted by China Netcom Group to the extent of RMB 1,888 million (2003: RMB 1,047 million); and

(iii) Corporate guarantees granted by third parties to the extent of RMB 452 million (2003: RMB 483 million).

Besides, other loans amounting to RMB 1,222 million at December 31, 2003 representing finance arrangements with certain vendors, which were secured by certain cable systems, property and contracts owned by the Group had been all transferred to China Netcom Group upon the Reorganisation on June 30, 2004.

(ii)

Finance lease obligations

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Obligation under finance leases                                                            1,560          744
Less: current portion                                                                       (210)        (290)

                                                                                           1,350          454


During the year ended December 31, 2004, the Group entered into a finance lease arrangement with a related party (see note 18 (a)). The lease obligation payable to the related party as at December 31, 2004 amounted to RMB 1,070 million.

The Group's liabilities under finance leases are analysed as follows:

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Within one year                                                                              390          305
In the second year                                                                           662          211
In the third to fifth year, inclusive                                                        580          250
After the fifth year                                                                           -            -

                                                                                           1,632          766
Less: future finance charges on finance leases                                               (72)         (22)

Present value of finance lease liabilities                                                 1,560          744

The present value of finance lease liabilities is as follows:

Within one year                                                                              210          290
In the second year                                                                           776          206
In the third to fifth year, inclusive                                                        574          248
After the fifth year                                                                           -            -

                                                                                           1,560          744


28   Amount due from/(to) holding companies and fellow subsidiaries

                                                                                        As at December 31,
                                                                         Note               2004         2003
                                                                                     RMB million  RMB million
Current

Due from holding companies                                                (a)                136          399
Due from fellow subsidiaries                                              (a)                237           50

                                                                                             373          449

Profits distribution payable to ultimate holding company                  (a)             (8,244)      (9,002)

Non-current

Due to holding companies
- intermediate holding company                                        (a),(c)                  -       (3,000)
- ultimate holding company                                            (b),(c)                  -       (1,750)

                                                                                               -       (4,750)


Note:

(a)  These are interest free, unsecured and have no fixed terms of repayment.

(b) The amount due to the ultimate holding company amounting to RMB 1,750 million as at the end of December 31, 2003 was unsecured, and carried interest at 4.6% per annum.

(c) These balances were waived and recognised into the Group's equity upon the Reorganisation. 29 Deferred revenues

                                                                                        As at December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Balance at beginning of year
- upfront connection fees                                                                 10,390       14,355
- upfront installation fees                                                                6,691        6,456
- advances from network capacity sales                                                     2,050           27
- prepaid telephony services                                                               2,702        1,971

                                                                                          21,833       22,809

Additions for the year
- upfront connection fees                                                                      -            -
- upfront installation fees                                                                1,051        1,279
- advances from network capacity sales
- additions                                                                                  242            -
- acquired through Asia Netcom (Note 35 (c))                                                   -        2,032
- prepaid telephony services                                                              11,815        9,790

                                                                                          13,108       13,101

Reductions for the year
- upfront connection fees                                                                 (3,378)      (3,965)
- upfront installation fees                                                               (1,338)      (1,044)
- advances from network capacity sales                                                      (114)          (9)
- prepaid telephony services                                                             (11,592)      (9,059)

                                                                                         (16,422)     (14,077)

Distributed to owners in accordance with Reorganisation on June 30, 2004
- advances from network capacity sales                                                        (5)           -
- prepaid telephony services                                                                 (44)           -

                                                                                             (49)           -

Balance at end of year
- upfront connection fees                                                                  7,012       10,390
- upfront installation fees                                                                6,404        6,691
- advances from network capacity sales                                                     2,173        2,050
- prepaid telephony services                                                               2,881        2,702

                                                                                          18,470       21,833

Representing:
- Current portion                                                                          6,653        7,229
- Non-current portion                                                                     11,817       14,604

                                                                                          18,470       21,833


30   Provisions

                                                                        Early   One-off cash           Total
                                                                   retirement        housing
                                                                     benefits      subsidies
                                                                  RMB million    RMB million     RMB million
                                                                Note 3(r)(ii)       Note (a)
At January 1, 2004                                                      2,754          2,670           5,424
Additional provisions                                                     206              -             206
Payments during the year                                                 (414)          (477)           (891)

At December 31, 2004                                                    2,546          2,193           4,739

Analysis of total provisions:
Current portion                                                           403          2,193           2,596
Non-current portion                                                     2,143              -           2,143

                                                                        2,546          2,193           4,739

(a) Certain staff quarters have been sold to its employees, subject to a number of eligibility requirements, at preferential prices. In 1998, the State Council of the PRC issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures of implementation of these policies were to be determined by individual provincial or municipal government based on the particular situation of the provinces or municipality.

     Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounting to RMB 2,818 million, which was charged to the consolidated income statement in the year ended December 31, 2000 when the State Council circular in respect of cash subsidies was issued. Pursuant to the Reorganisation, if the actual payments required for these one-off housing subsidies differ from the amount provided as of June 30, 2004, China Netcom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided.

31   Deferred taxation

Movements of the deferred tax and liability are as follows:

                                           Balance at   Recognised   Recognised   Recognised   Balance at
                                             December    in income    in equity    in equity     December
                                             31, 2003    statement                               31, 2004
                                          RMB million  RMB million  RMB million  RMB million  RMB million
                                                                       Note (i)    Note (ii)
Deferred tax assets

Deferred revenue, primarily advances              559          (46)        (513)           -             -
  from customers
Other temporary differences primarily             465           81         (420)           -           126
  allowance for doubtful debts
Unrecognised revaluation surplus and                -         (241)           -        2,355         2,114
  deficit (note(ii))
Provision for early retirement provision          974           25         (945)           -            54
  benefits
Disposal of fixed assets                          703          (70)        (633)           -             -
Others                                             83           86          (69)           -           100

Balance at end of year                          2,784         (165)      (2,580)       2,355         2,394

Deferred tax liabilities

Revenue recognition                              (712)         133          579            -             -
Fixed assets depreciation                      (2,347)        (450)       2,797            -             -
Deferred costs                                   (245)         114          131            -             -
Interest capitalization                          (832)        (142)        (270)           -        (1,244)
Others                                            (77)         (52)          52            -           (77)

Balance at end of year                         (4,213)        (397)       3,289            -        (1,321)

                                               The amounts shown in the consolidated balance sheet include the following:
Deferred tax assets to be recovered             1,760                                                1,968
after more than  12 months

Deferred tax liabilities to be settled         (3,501)                                              (1,114)
after more than  12 months


Notes:

(i) As described in Note 18, in connection with the Reorganisation, certain of the Group's telecommunications networks and equipment and furniture, fixture, motor vehicles and other equipment were revalued as at December 31, 2003. Such revalued amounts will be used to determine the tax bases for these assets for future years. In addition, in connection with the Reorganisation, the tax bases of certain assets and liabilities have been adjusted to the revalued amounts incorporated as the carrying values in the balance sheet, except for the item described in Note (ii) below. As a result, the Group's net deferred tax liabilities were subsequently reduced by RMB709 million (comprising deferred tax assets of RMB2,580 million and deferred tax liabilities of RMB3,289 million), and this reduction was recorded as a credit to owner's equity upon the date of the Reorganisation on June 30, 2004. Among the RMB709 million net reduction of deferred tax liabilities, RMB846 million, being deferred tax liabilities originated from the revaluation surplus of fixed assets recorded, was credited to revaluation reserves and the remaining RMB137 million deferred tax assets were debited to retained earnings.

(ii) In addition, the Group's land and buildings were revalued for PRC tax purposes with a net surplus of RMB6,967 million as at December 31, 2003 to determine the tax bases for future years. However, the resulting revaluations of land and buildings were not incorporated into the consolidated financial statements. As a result, a deferred tax asset of RMB2,355 million was subsequently recorded with a corresponding increase in owner's equity upon the Reorganisation on June 30, 2004. In the opinion of the directors, it is more likely than not the Group will realize the benefits of the deferred tax asset after making reference to the historical taxable income of the Group. The revaluation asset is being transferred to retained earnings upon the corresponding realisation of the underlying deferred tax assets. The amount of transfer from revaluation reserve to retained earnings for the year ended December 31, 2004 was RMB241 million.

32   Share capital

                                                                 AUTHORISED
                       Ordinary shares of US$0.04           Convertible preference shares of US$0.04              Total
                                                                        each (note (c))
                 No. of shares            US$       RMB     No. of shares         US$            RMB               US$      RMB
                                                million                                      million                    million
At January 1    25,000,000,000  1,000,000,000     8,277         7,741,782     309,671              3     1,000,309,671    8,280
December 31,
2003 and
December 31,
2004

                                                                   ISSUED
                       Ordinary shares of US$0.04           Convertible preference shares of US$0.04              Total
                                                                        each (note (c))
                 No. of shares            US$       RMB     No. of shares         US$            RMB               US$      RMB
                                                million                                      million                    million
At January 1     5,492,258,218    219,690,329     1,816         7,741,782     309,671              3       220,000,000    1,819
and 31
December 2003
(note (b))

Conversion of        7,741,782        309,671         3        (7,741,782)   (309,671)            (3)                -        -
convertible
preference
shares
(note (c))

Issue of         1,093,529,000     43,741,160       362                 -           -              -        43,741,160      362
shares through
Global
Offering
(note (d))

At December      6,593,529,000    263,741,160     2,181                 -           -              -       263,741,160    2,181
31, 2004


Notes:

(a) Pursuant to an ordinary resolution dated September 1, 2004, the authorised share capital of the Company was increased to US$1,000,000,000 by creating an additional 99,600,000,000 shares of US$0.01 each. Pursuant to an ordinary resolution passed on September 7, 2004, every four issued and unissued shares of US$0.01 each were consolidated into one new share of US$0.04 each. Following the creation of 99,600,000,000 additional shares and the share consolidation, the authorised share capital of the Company is RMB8,277 million divided into 25,000,000,000 shares of US$0.04 each, of which 5,492,258,218 shares were in issue and fully paid. The shares after the share consolidation rank par in all respects with each other. All references to the share capital of the Company in this report have been adjusted retrospectively to take into account the increase in authorised share capital and share consolidation. Besides, the increase in authorised capital is applied respectively in connection with presentation of share capital of the consolidated balance sheets as detailed in notes below.

(b) The share capital presented in the consolidated balance sheet at January 1, 2003 represents (i) the share capital of the Company, including the shares as at January 1, 2003 totalling 50,000,000 ordinary shares and (ii) shares issued for the Asset Injection arising from the Reorganisation totalling 5,442,258,218 ordinary shares described in note 1 above. The shares described in (ii) are deemed to have been issued on January 1, 2003 under the Reorganisation for mergers accounting provision of Hong Kong SSAP No.27. The difference between the nominal value of the shares described in (ii) and the value of the net assets injected into the Company under the Asset Injection, totalling approximately RMB31 billion, is reflected as share premium as at January 1, 2003.

(c) All preference shares were converted into ordinary shares of the Company on August 30, 2004.

(d)  On December 8, 2004, the Company completed its Global Offering as follows:

(i) issue of an aggregate of 950,895,000 shares of US$0.04 each at HK$8.48 per share on The Stock Exchange of Hong Kong Limited ("HKSE") and at US$21.82 (HK$169.60) per ADS on the New York Stock Exchange Inc., on Nov. 17 and Nov. 16 respectively; and

(ii) issue of 142,634,000 shares of US$0.04 each at HK$8.48 by way of a placing among professional and institutional investors on December 8, 2004 upon the full exercise of an over-allotment option.

The listing proceeds of the aforementioned Global Offering of shares, net of share issue expenses of HK$650 million (equivalent to RMB689 million) amounted to approximately HK$8,438 million (equivalent to RMB8,944 million). The resulting share premium amounted to approximately HK$8,096 million (equivalent to RMB8,582 million).

33   Share option scheme

A share option scheme was approved pursuant to a directors' resolution on September 30, 2004 ("Share Option Scheme"). Share options are granted to directors of the Company and to certain employees of the Group at the directors' discretion. Share option can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and subject to certain vesting schedules.

On October 22, 2004, 158,640,000 share options with exercise price of HK$8.40 each were granted to certain directors of the Company and certain employees of the Group. The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of issued ordinary shares. The Company may, however, seek separate approvals from its shareholders for granting options beyond the 10% limit. The scheme will be valid and effective for a period of six years and no options may be granted pursuant to this scheme following the expiration of the scheme. Pursuant to the Company's share option plan, the Company granted 158,640,000 options to certain of its directors and employees, immediately prior to the closing of its global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The options granted under this plan has a vesting period of 42 months from the date of listing of our shares and will expire six years from the date of grant. Details of the share options granted immediately prior to the closing of the global offering and the movement during the year are summarised as follows:

                                                        NO. OF SHARE OPTIONS
Date of grant   Outstanding      Granted      No. of   Exercised      Lapsed    Cancelled  Outstanding  Subscription       Option
                      as at   during the   directors  during the      during   during the        as at     price per       period
                 January 1,       period         and      period  the period       period     December      share of
                       2004                employees                                          31, 2004   the Company
                                                                                                                  HK$
   22/10/2004             -  158,640,000         456           -  920,000(a)            -  157,720,000          8.40  157,720,000


(a) A director resigned during the year and the options granted to him lapsed on the date of resignation in accordance with the terms of the share option scheme.

34   Reserves - Company

                                                                   Share      Capital      Retained        Total
                                                                 premium      Reserve      earnings
                                                             RMB million  RMB million   RMB million  RMB million
At January 1, 2003                                                 2,771            -           172        2,943
Profit for the year                                                    -            -            19           19

At December 31, 2003                                               2,771            -           191        2,962
Issue of shares under Asset Injection in accordance with          31,397        2,982             -       34,379
Reorganisation
Distributions to owners in accordance with Reorganisation              -            -          (359)        (359)
Loss for the year                                                      -            -           (41)         (41)
Distribution to an owner upon assignment of loan prior to              -            -        (1,021)      (1,021)
the Global Offering (Note a)
Issue of shares through Global Offering  (net of issue             8,582            -             -        8,582
expenses)

At December 31, 2004                                              42,750        2,982        (1,230)      44,502


(a) Pursuant to the promissory note (the "Note") signed by Group Wealth Finance Limited ("Group Wealth"), a fellow subsidiary owned by CNC BVI, the Company's immediate holding company, dated July 27, 2004, Group Wealth has borrowed an amount of US$123,301,980 (RMB1,020,644,470) from Asia Netcom, and used these funds to acquire the right to receive the outstanding debt payments owed by East Asia Netcom Limited, a fellow subsidiary, from the vendors to the aggregate amount of approximately US$123 million on July 29, 2004.

Subsequently, on September 30, 2004, CNC BVI instructed Group Wealth to assign the loan to the Company. Accordingly, upon such assignment, the amount receivable from Group Wealth of the said amount is effectively waived and the Company recorded such assignment as an equity distribution to CNC BVI.

35   Consolidated cash flow statements

(a) Reconciliation of profit/(loss) before taxation to net cash flows generated from operations

                                                                                     Years ended December 31,
                                                                                            2004         2003
                                                                                     RMB million  RMB million
Profit/(loss) before taxation                                                             12,596      (17,931)
Depreciation of fixed assets and amortisation of intangible assets                        18,754       20,483
Amortisation of deferred revenues                                                        (16,422)     (14,309)
Deferred costs expensed in the income statements                                           3,484        1,927
Deficit on revaluation of fixed assets                                                         -       25,778
Allowance for doubtful debts                                                                 832          619
Loss on disposal of fixed assets                                                             145        1,689
Dividend income                                                                              (17)         (45)
Share of loss from associated companies and jointly controlled entities                        1          416
Interest income                                                                              (76)         (79)
Interest expense                                                                           2,794        2,844
Discount on foreign currency exchange forward contracts                                       18           20
Realised (gain) on disposal of short-term investments                                          -           (1)
Unrealised loss/(gain) on short-term investments                                               4           (7)
Unrealised foreign exchange losses                                                            70          142

Operating profit before working capital changes                                           22,183       21,546
Increase in accounts receivable                                                             (312)      (1,779)
Decrease/(increase) in inventories and consumables                                           201         (231)
(Increase)/decrease in prepayments and other receivable                                      (62)         270
Increase in deferred costs and other non-current assets                                   (3,158)      (3,494)
Increase in accounts payable                                                               1,229        1,883
(Decrease) in accruals and other payables                                                 (3,483)        (457)
Increase in deferred revenues                                                             13,108       11,069

Net cash inflow generated from operations                                                 29,706       28,807


(b)  Major non-cash transactions

During 2004, the Group entered into finance lease arrangements in respect of newly acquired fixed assets with a total capital value at the inception of the lease of RMB409 million (2003: RMB276 million).

During 2004, the immediate holding company assigned a loan to the Company which resulted in a direct charge to the Company's equity, see note 34(a) for details.

(c) Acquisition of Asia Global Crossing through Asia Netcom The Group acquired 100% of certain entities previously controlled by Asia Global Crossing through Asia Netcom by way of two acquisitions. On March 10, 2003, the Group injected RMB507 million into Asia Netcom, a 51% owned jointly controlled entity which acquired the entire interest in certain entities, which own and operate an Asia-Pacific region cable network providing city-to-city connectivity, data communications and IP-based services, previously controlled by Asia Global Crossing. On December 31, 2003, the Group acquired the remaining 49% of the equity of Asia Netcom for a total cost of RMB525 million. From March 10, 2003 to December 31, 2003, Asia Netcom was accounted for as a jointly controlled entity. On December 31, 2003, Asia Netcom became a wholly owned subsidiary of the Company and was consolidated into the Group's financial statements. The net assets acquired and the net cash inflow in respect of the purchase of the remaining 49% interest in Asia Netcom, which has a group of subsidiaries, is analysed as follows:

                                                                                                        As at
                                                                                                     December
                                                                                                     31, 2003
                                                                                                          RMB
                                                                                                      million
Net assets acquired at their respective estimated fair values

Fixed assets                                                                                            3,037
Deferred costs                                                                                            870
Other non-current assets                                                                                  157
Cash and bank deposits                                                                                    580
Accounts receivables and other current assets                                                             442
Accounts payable and other current liabilities                                                         (1,207)
Advances from network capacity sales                                                                   (2,032)
Bank and other loans                                                                                   (1,011)

Net assets                                                                                                836

49% of net assets                                                                                         410
Goodwill (note 20)                                                                                        115

Satisfied by Cash                                                                                         525

Cash consideration                                                                                       (525)
Cash and bank deposits acquired                                                                           580

Net cash inflow in respect of the purchase of subsidiaries                                                 55


36   Contingent liabilities

(a)  Guarantees

                                                                    Group                     Company
                                                              As at December 31,        As at December 31,
                                                               2004         2003            2004         2003
                                                           RMB million  RMB million  RMB million  RMB million
Guarantees for US dollar denominated bank loans                     63          125            -            -
  of third parties


On December 8, 2000, a subsidiary of the Company entered into an agreement to provide a guarantee to a subsidiary of China Mobile for a foreign currency borrowing. The guarantee arose from the assumption of responsibilities by both parties as part of the legacy arrangements of their predecessor companies commonly controlled by the state government.
The guarantee obligation is limited to the outstanding loan and accrued interest amount payable by the subsidiary of China Mobile which is due to be settled by September 2005. As at December 31, 2003 and 2004, the outstanding balances of the borrowing, including interest payable, were US$15.1 million (RMB125 million) and US$7.6 million (RMB 63 million) respectively.
The directors are of the opinion that the possibility of the guaranteed party defaulting on the outstanding balance of the borrowing is remote, hence no provisions have been made for the guarantee.

(b)  National Audit Office ("NAO") audit

During the year, the NAO has completed its audit on the ultimate holding company, China Netcom Group, including all of its business operations, assets and liabilities prior to the Reorgnisation. Substantial assets and liabilities currently comprising the Group were injected by China Netcom Group in accordance with the Reorgnisation. China Netcom Group has informed the directors that no significant matters have been raised to China Netcom Group by the NAO as a result of its audit. Accordingly the directors are of the opinion that there is no matter concerning the Group that qualifies for disclosure in its consolidated financial statements in relation to the NAO audit.

37   Banking facilities

As at December 31, 2003 and 2004, the Group's banking facilities are as follows:

                                                                    Group                     Company
                                                              As at December 31,        As at December 31,
                                                               2004         2003            2004         2003
                                                           RMB million  RMB million  RMB million  RMB million
Amount utilised                                                 56,910       69,498            -            -

Amount unutilised                                               13,590       10,952            -            -

Aggregate banking facilities                                    70,500       80,450            -            -


38   Commitments

(a)  Capital commitments

                                                                    Group                     Company
                                                              As at December 31,        As at December 31,
                                                               2004         2003            2004         2003
                                                           RMB million  RMB million  RMB million  RMB million
Contracted but not provided for
- Land and buildings                                                47          220            -            -
- Telecommunications networks and equipment                        986        1,971            -            -

                                                                 1,033        2,191            -            -

Authorised but not contracted for
- Land and buildings                                                 2          213            -            -
- Telecommunications networks and equipment                      1,778        4,626            -            -

                                                                 1,780        4,839            -            -


(b)  Operating lease commitments

The Group has future minimum lease payments under non-cancellable operating leases in respect of premises and equipment as follows:

                                                                    Group                     Company
                                                              As at December 31,        As at December 31,
                                                               2004         2003            2004         2003
                                                           RMB million  RMB million  RMB million  RMB million
Not later than one year                                            793          463            -            -
Later than one year and not later than  five years               1,129          770            -            -
Later than five years                                            1,510          297            -            -

                                                                 3,432        1,530            -            -


39   Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) Transaction before Reorganisation on June 30,2004 The directors consider that the following related party transactions were carried out in the normal course of business of the Group and at terms mutually agreed between the Group and the respective related parties.

                                                                                  Period from            2003
                                                                                   January 1,
                                                                                 2004 to June
                                                                                     30, 2004
                                                                                     prior to
                                                                               Reorganisation
                                                                         Note     RMB million     RMB million

Rental income from properties leased to related companies      (v)(a), (v)(c)               2               4

Purchase of materials
- from fellow subsidiaries                                     (v)(a), (v)(c)            (528)         (2,365)
- from related companies                                       (v)(a), (v)(c)            (670)         (1,738)

                                                                                       (1,198)         (4,103)
Receipt of engineering, project planning, design,
construction and information technology services
- from fellow subsidiaries                                     (v)(a), (v)(b)            (321)         (1,714)
- from related companies                                       (v)(a), (v)(b)            (564)         (1,517)

                                                                                         (885)         (3,231)
Ancillary telecommunications support services (iii)
- from fellow subsidiaries                                     (v)(a), (v)(c)            (207)         (1,021)
- from related companies                                       (v)(a), (v)(c)            (232)           (767)

                                                                                         (439)         (1,788)
Payment of operating lease rentals of premises
- from fellow subsidiaries                                     (v)(a), (v)(c)              (7)            (13)
- from related companies                                       (v)(a), (v)(c)              (5)            (35)

                                                                                          (12)            (48)

Support services (iv)
- from fellow subsidiaries                                     (v)(a), (v)(c)            (187)         (1,028)
- from related companies                                       (v)(a), (v)(c)            (149)           (510)

                                                                                         (336)         (1,538)


(b)  Transaction after Reorganisation on June 30,2004

                                                                                                 Period after
                                                                                                Reorganisation
                                                                                                 from July 1,
                                                                                                      2004 to
                                                                                                 December 31,
                                                                                                         2004
                                                                                         Note     RMB million

Interconnection fee received from ultimate holding company                            (vi)(a)            144

Interconnection fee paid to ultimate holding company                                  (vi)(a)            (167)

Payment of operating lease rentals of premises from fellow                            (vi)(b)            (299)
subsidiaries

Payment of operating sub-lease rentals of premises from fellow                        (vi)(c)             (33)
subsidiaries

Common corporate services income received from ultimate holding                       (vi)(d)              19
company

Common corporate services expense paid to ultimate holding company                    (vi)(d)            (213)

Receipt of engineering, project planning, design, construction and                    (vi)(e)
information technology services
- from fellow subsidiaries                                                                             (1,935)
- from related companies                                                                                   (7)

                                                                                                       (1,942)

Purchase of materials                                                                 (vi)(f)
- from fellow subsidiaries                                                                               (780)
- from related companies                                                                                 (106)

                                                                                                         (886)

Ancillary telecommunications support services                                         (vi)(g)
- from fellow subsidiaries                                                                               (281)
- from related companies                                                                                   (3)

                                                                                                         (284)

Support services                                                                      (vi)(h)
- from fellow subsidiaries                                                                               (520)
- from related companies                                                                                 (211)

                                                                                                         (731)

Payment of operating lease rentals of telecommunications                              (vi)(i)            (138)
facilities to fellow subsidiaries

Payment for purchase of long-term telecommunications capacity to                      (vi)(j)            (173)
ultimate holding company

Payment for lease of long-term telecommunications capacity to                         (vi)(k)             (28)
ultimate holding company

Management fee received from ultimate holding company                                 (vi)(l)              28

Notes:
(i) As at the respective balance sheet dates, the Group had balances with certain related parties, which have been set out in Notes 27(b)(ii) and 28.

(ii) The related companies represent the investees of the unlisted fellow subsidiaries.

(iii) Represents the provision of ancillary telecommunications support services to the Group by the fellow subsidiaries and the related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customers services.

(iv) Represents the support services provided to the Group by the fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

(v) Transactions with individual related parties before reorganisation on June 30, 2004 were priced based on one of the following three criteria:

(a)  market price;

(b)  prices based on government guidance; or

(c)  cost plus basis.

(vi) In connection with the Reorganisation, the Group and China Netcom Group entered into a number of agreements effective on or after July 1, 2004 with an initial term expiring on December 31, 2006. The terms of the principal agreements are summarised as follows:

(a) The Group entered into an Interconnection Settlement Agreement with China Netcom Group for interconnection of domestic and international long distance telephone calls. Pursuant to the said agreement, the telephony operator terminating a telephone call made to its local networks is entitled to receive a fee prescribed by MII from the operator from which the telephone call is originated.

(b) The Group entered into a Property Leasing Agreement with China Netcom Group pursuant to which the Group leases certain properties to/from China Netcom Group. The rental charges are based on either market rates or depreciation charge and maintenance charge in respect of each property, provided that such depreciation and maintenance charge shall not be higher than the market rates.

(c) The Group entered into Property Sub-leasing Agreement with China Netcom Group pursuant to which the Group leases certain properties from China Netcom Group which are owned by independent third parties. The rental charges are based on market rates negotiated between China Netcom Group and the relevant third parties.

(d) The Group entered into a Master Service Sharing agreement with China Netcom Group pursuant to which expenses associated with common corporate services are allocated between the Group and China Netcom Group based on revenues as appropriate.

(e) The Group entered into an Engineering and Information Technology Services Agreement with China Netcom Group pursuant to which China Netcom Group provides the Group with engineering and information technology-related services. The amounts charged for these services are determined by reference to market rates as reflected in prices obtained through a tender.

(f) The Group entered into a Materials Procurement Agreement with China Netcom Group pursuant to which China Netcom Group provides the Group with the procurement of equipment and materials. The amount charged for this service is based on a percentage not exceeding 3% of the contract value of the equipment and materials purchased from domestic suppliers or 1% of the contract value of the equipment and materials purchased from overseas suppliers.

(g) The Group entered into an Ancillary Telecommunications Services Agreement with China Netcom Group. The ancillary telecommunications services provided by China Netcom Group include certain telecommunications pre-sale, on-sale and after-sale services, sales agency services and certain customer services. Pursuant to the said agreement, China Netcom Group charges the Group for these services in accordance with the following terms:

o    Government prescribed price;

o Where there is no government prescribed price but there is a government guided price, the government guided price will apply;

o Where there is neither government prescribed price nor a government guided price the market price will apply;

o Where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

(h) The Group entered into a Support Services Agreement for various support services with China Netcom Group. The support services provided by China Netcom Group include equipment leasing and maintenance services, motor vehicles services, safety and security service, basic construction agency services, research and development services, employee training services and advertising services and other support services. Pursuant to the said agreement, China Netcom Group charges the Group for these services in accordance with the following terms:

o    Government prescribed price;

o Where there is no government prescribed price but there is a government guided price, the government guided price will apply;

o Where there is neither government prescribed price nor a government guided price the market price will apply;

o Where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

(i) The Group entered into a Telecommunications Facilities Leasing Agreement with China Netcom Group pursuant to which the Group leases the international telecommunications facilities and inter-provincial transmission optic fibres from China Netcom Group. The lease payment is based on the depreciation charge of the assets.

(j) The Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited ("EANL"), a wholly owned subsidiary of China Netcom Group, pursuant to which the Group receives certain amounts of long-term telecommunications capacity from China Netcom Group at market prices as set out in the Capacity Purchase Agreement.

(k) The Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Group leases certain amounts of capacity of China Netcom Group's telecommunications network at market rates as set out in the Capacity Lease Agreement.

(l) The Group entered into a Management Services Agreement with EANL, pursuant to which the Group provides certain management services to China Netcom Group either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

(vii) In addition, pursuant to the Reorganisation, China Netcom Group has agreed to hold and maintain, for the Group's benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Group. The licences maintained by China Netcom Group were granted by the MII at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licences in the future, the Company has agreed reimburse China Netcom Group for any such expense.

(viii) China Netcom Group has also agreed to indemnify the Group in connection with any tax and deferred tax liabilities not recognised in the financial statements of the Group and arisen from transactions prior to the date of Reorganisation.

(ix) During the year, the Group entered into a finance lease arrangement with a related party (see note 18(a)).

(x) During the year, a fellow subsidiary borrowed a loan from the Group and the loan payable from the fellow subsidiary was assigned to the Group at the instruction of its immediate holding company, which resulted in a direct charge to the Company's equity, please refer to note 34(a) for details.

40   Significant subsequent events

After the balance sheet date, the directors proposed a final dividend. Further details are disclosed in note 9.

41   Ultimate holding company

The directors regard China Netcom Group, a state-owned company established in the PRC, as being the ultimate holding company.

42   Approval of financial statements

The financial statements were approved by the Board of Directors on April 6, 2005.

             APPENDIX IV FINANCIAL INFORMATION OF THE COMBINED GROUP

Unaudited Pro Forma Combined Financial Statements

1    BACKGROUND INFORMATION OF THE TARGET GROUP

Target BVI Company was incorporated in the British Virgin Islands ("BVI") on 27 July 2005 as a limited liability company under the British Virgin Islands International Business Companies Act 1984. The Target BVI Company is currently owned by China Netcom Group, the Company's ultimate holding company and a state-owned enterprise established in the PRC. Through the Target Company, its wholly-owned subsidiary established in the PRC, the Target BVI Company holds the assets and liabilities and the business operations for the provision of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in four provinces or autonomous regions in the PRC, namely, Shanxi Province, Jilin Province, Heilongjiang Province and Neimenggu Autonomous Region which were transferred from China Netcom Group through a reorganisation.

2    INTRODUCTION TO THE UNAUDITED PRO FORMA combined FINANCIAL INFORMATION OF
THE COMBINED GROUP

The accompanying unaudited pro forma financial information of the Combined Group has been prepared to illustrate the effect of the Acquisition at a consideration of RMB12.8 billion. The consideration will be satisfied by cash in 11 instalments. The initial consideration of RMB3 billion will be satisfied on completion of the Acquisition and the deferred consideration of RMB 9.8 billion, being the difference between the total consideration and the initial consideration, is interest bearing at 5.265% per annum and is fully repayable within five years after the date of completion of the Acquisition.

The accompanying unaudited pro forma combined balance sheet of the Combined Group as at 30 June 2005 gives effect to the Acquisition as if it had been consummated on 30 June 2005.

The accompanying unaudited pro forma combined income statements for the year ended 31 December 2004 and for the six months ended 30 June 2005 of the Combined Group give effect to the Acquisition as if it had taken place on 1 January 2004 and 1 January 2005 respectively.

In connection with the Reorganisation, the lease prepayments for land and property, plant and equipment of the Target Group were revalued at RMB42,879 million as of 31 December 2004 as required by the relevant PRC rules and regulations. The Target Group expects that the revaluation of fixed assets will have a material impact on its overall results of operations as the Acquisition will be accounted for under the purchase method of accounting. Accordingly, the accompanying unaudited pro forma income statements of the Combined Group has been adjusted to give effect to the revaluation as if the Acquisition had been consummated on 1 January 2004 and on 1 January 2005 respectively.

The accompanying unaudited pro forma financial information of the Combined Group is prepared based upon the historical financial information of the Target Group as set out in Appendix II to this circular and the consolidated financial statements of the Group after giving effect to the pro forma adjustments described in the accompanying notes. The historical income statement of the Group for the year ended 31 December 2004 presented in the published audited financial statements for the year ended 31 December 2004 has been restated to reflect the impacts of the adoption of the new and revised HKFRS which are effective for accounting periods beginning on or after 1 January 2005. The restated income statement of the Group for the year ended 31 December 2004 has been presented in the Company's 2005 interim results announcement dated 12 September 2005 as supplementary financial information and Appendix III to this circular.

Narrative descriptions of the pro forma adjustments that are (i) directly attributable to the transactions; (ii) expected to have a continuing impact on the Combined Group; and (iii) factually supportable, are summarised in the accompanying notes.

The unaudited pro forma financial information of the Combined Group is based on a number of assumptions, estimates, uncertainties and currently available information, and is provided for illustrative purposes. Accordingly, as a result of the uncertain nature of the accompanying unaudited pro forma financial information of the Combined Group, it may not give a true picture of the actual financial position or results of the Combined Group's operations that would have been attained had the Acquisition actually occurred on the dates indicated herein. Further, the accompanying unaudited pro forma financial information of the Combined Group does not purport to predict the Combined Group's future financial position or results of operations.

The unaudited pro forma financial information of the Combined Group should be read in conjunction with the Accountants' Report of the Target Group as set out in Appendix II to this circular, the financial information of the Group as set out in Appendix III to this circular and other financial information included elsewhere in this circular.

3    UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS AT 30 JUNE 2005

The accompanying unaudited pro forma combined balance sheet of the Combined Group as at 30 June 2005 gives effect to the Acquisition as if it had been consummated on 30 June 2005.

                                                          The      Target    Pro forma   Note     Combined
                                                        Group       Group  adjustments               Group
                                                   Historical  Historical                        Pro forma
                                                          RMB         RMB          RMB                 RMB
                                                      million     million      million             million
Assets
Current assets
Cash and bank deposits                                  8,790         466       (3,000)   (c)        6,256
Short-term investments                                    439           -            -                 439
Accounts receivable                                     6,778       1,859            -               8,637
Inventories and consumables                               502         273            -                 775
Prepayments and other receivables                       1,079         366            -               1,445
Due from holding companies and fellow subsidiaries        489         166            -                 655

Total current assets                                   18,077       3,130       (3,000)             18,207

Non-current assets
Lease prepayments for land                              1,291         437        1,878    (a)        3,606
Property, plant and equipment                         122,689      39,327          644    (a)      162,660
Construction in progress                                9,172       3,178            -              12,350
Intangible assets                                         926         121        2,978    (b)        4,025
Deferred costs                                          6,250         593            -               6,843
Deferred tax assets                                     2,881       1,143         (831)   (a)        3,193
Derivative assets                                           2           -            -                   2
Other non-current assets                                   11           -            -                  11

Total non-current assets                              143,222      44,799        4,669             192,690

Total assets                                          161,299      47,929        1,669             210,897
Liabilities and equity
Current liabilities
Accounts payable                                       13,281       6,091            -              19,372
Accruals and other payables                             3,698       1,319            -               5,017
Short-term bank loans                                  26,425      16,978            -              43,403
Current portion of long-term bank and other loans       4,263       3,484            -               7,747
Due to holding companies and fellow subsidiaries        8,469       1,866        1,960    (d)       12,295
Current portion of deferred revenues                    6,196       1,954            -               8,150
Current portion of provisions                           2,480       1,513            -               3,993
Taxation payable                                        2,656          97            -               2,753

Total current liabilities                              67,468      33,302        1,960             102,730

Net current liabilities                               (49,391)    (30,172)      (4,960)            (84,523)

Total assets less current liabilities                  93,831      14,627         (291)            108,167

Non-current liabilities
Long-term bank and other loans                         18,280       3,213            -              21,493
Due to holding companies                                    -           -        7,840    (d)        7,840
Deferred revenues                                      10,528       1,860            -              12,388
Provisions                                              2,080       1,369            -               3,449
Deferred tax liabilities                                1,354          50            -               1,404
Derivative liabilities                                     83           -            -                  83
Other non-current liabilities                              22           4            -                  26

Total non-current liabilities                          32,347       6,496        7,840              46,683

Total liabilities                                      99,815      39,798        9,800             149,413

Financed by:
Share capital                                           2,181           -            -               2,181
Reserves                                               59,303       8,131       (8,131)   (e)       59,303

Owner's equity                                         61,484       8,131       (8,131)             61,484

Total liabilities and equity                          161,299      47,929        1,669             210,897



Notes to the unaudited pro forma combined balance sheet of the Combined Group

A description of the unaudited pro forma adjustments is as follows.

(a) The adjustment represents the fair value adjustments of Target Group's lease prepayments for land and property, plant and equipment under the purchase method of accounting as if the Acquisition had taken place on 30 June 2005. Accordingly, the deferred tax assets previously recognised by the Target Group arising from the revaluation of lease prepayment for land and building not recognised in the financial statement would be reversed.

(b) The adjustment represents the recognition of goodwill as a result of the Acquisition as if the Acquisition had taken place on 30 June 2005. Goodwill represents the excess of the total purchase consideration of RMB 12.8 billion and the estimated fair value of the identifiable assets and liabilities of the Target Group as at 30 June 2005.

     For the purpose of preparing the unaudited combined balance sheet of the Combined Group after the completion of the Acquisition, the estimated net fair value of the identifiable assets and liabilities of the Target Group as at 30 June 2005 based on the historical cost basis modified by the revaluation of lease prepayments for land and plant, property and equipment are applied in the calculation of the estimated goodwill arising from the Acquisition. Based on the preliminary assessment made by the Directors, no intangible assets would be recognised upon Acquisition. As a formal valuation of the identifiable assets and liabilities, including the intangible assets of the Target Group, will be undertaken on completion of the Acquisition, intangible assets may be recognised and the net fair value of the identifiable assets and liabilities may be substantially different from their fair value used in the preparation of the unaudited combined balance sheet presented above, the actual goodwill arising from the Acquisition may be different from the estimated goodwill shown in this Appendix.

(c) In connection with the Acquisition, an initial cash consideration of RMB 3 billion will be paid by the Company to CNC BVI on completion of the Acquisition. The adjustment reflects the payment of the initial cash consideration as if the Acquisition had taken place on 30 June 2005.

(d) In connection with the Acquisition, a deferred consideration of RMB 9.8 billion, representing the difference between the total consideration and the initial consideration described in note (c) above, is payable by the Company to CNC BVI within five years after the date of completion of the Acquisition. The adjustment reflects the deferred consideration payable as if the Acquisition had taken place on 30 June 2005.

(e) The adjustment represents the elimination of the owners' equity of the Target Group as at 30 June 2005.

4    UNAUDITED PRO FORMA COMBINED INCOME STATEMENT FOR THE YEAR ENDED 31
DECEMBER 2004

The accompanying unaudited pro forma combined income statement for the year ended 31 December 2004 of the Combined Group gives effect to the Acquisition as if it had taken place on 1 January 2004.

                                      The      Target    Pro forma   Note     Combined
                                    Group       Group  adjustments               Group
                               Historical  Historical                        Pro forma
                                 Restated
                                      (e)
                                      RMB         RMB          RMB                 RMB
                                  million     million      million             million
Revenues                           64,922      18,616            -              83,538

Operating expenses
Depreciation and                  (18,754)     (6,426)         618    (a)      (24,562)
 amortisation
Network, operations and           (11,591)     (2,426)           -             (14,017)
 support
Staff costs                        (8,059)     (3,891)           -             (11,950)
Selling, general and               (9,566)     (3,311)           -             (12,877)
 administrative expenses
Other operating expenses           (1,534)       (459)           -              (1,993)

Total operating expenses          (49,504)    (16,513)         618             (65,399)

Operating profit before            15,418       2,103          618              18,139
 interest income, dividend
 income and deficit on
 revaluation of property,
 plant and equipment
Interest income                        76          11          (43)   (b)           44
Dividend income                        17           -            -                  17
Deficit on revaluation of               -     (11,318)           -             (11,318)
 property, plant and
 equipment

Profit/(loss) from operations      15,511      (9,204)         575               6,882

Finance costs                      (2,932)       (998)        (490)   (c)       (4,420)
Share of loss of associated            (1)          -            -                  (1)
 companies

Profit/(loss) before taxation      12,578     (10,202)          85               2,461
Taxation                           (3,348)      3,671         (190)   (d)          133

Profit/(loss) for the year          9,230      (6,531)        (105)              2,594


5 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2005

The accompanying unaudited pro forma combined income statement for the six months ended 30 June 2005 of the Combined Group gives effect to the Acquisition as if it had taken place on 1 January 2005.

                                                          The      Target    Pro forma   Note     Combined
                                                        Group       Group  adjustments               Group
                                                   Historical  Historical                        Pro forma
                                                          RMB         RMB          RMB                 RMB
                                                      million     million      million             million
Revenues                                               33,724      9,712            -               43,436

Operating expenses
Depreciation and amortisation                          (9,265)    (3,184)         (44)    (a)      (12,493)
Network, operations and support                        (5,549)      (992)           -               (6,541)
Staff costs                                            (4,200)    (1,759)           -               (5,959)
Selling, general and administrative expenses           (4,402)    (1,369)           -               (5,771)
Other operating expenses                                 (541)      (129)           -                 (670)

Total operating expenses                              (23,957)    (7,433)         (44)             (31,434)

Operating profit before interest income and             9,767      2,279          (44)              12,002
dividend income
Interest income                                            87          3          (22)    (b)           68
Dividend income                                            28          -            -                   28

Profit from operations                                  9,882      2,282          (66)              12,098
Finance costs                                          (1,226)      (501)        (258)    (c)       (1,985)

Profit before taxation                                  8,656      1,781         (324)              10,113
Taxation                                               (2,298)      (451)          22     (d)       (2,727)

Profit for the period                                   6,358      1,330         (302)               7,386


Notes to the unaudited pro forma combined income statements of the Combined
Group

A description of the unaudited pro forma adjustments is as follows.

(a) For the unaudited pro forma combined income statement for the year ended 31 December 2004, the adjustment represents the reduction in depreciation and amortisation resulting from the fair value adjustments on the lease prepayments for land and property, plant and equipment of the Target Group under the purchase method of accounting as if the Acquisition had taken place on 1
January 2004.

     For the unaudited pro forma combined income statement for the period ended 30 June 2005, the adjustment represents the increase in depreciation and amortisation resulting from the fair value adjustments on the lease prepayments for land and property, plant and equipment of the Target Group under the purchase method of accounting as if the Acquisition had taken place on 1 January 2005.

(b) The adjustment reflects the reduction in interest income for the initial cash consideration described in note (c) in Section 3 above to be taken from the internal resources of the Group as if the Acquisition had taken place on 1 January 2004 and 1 January 2005.

(c) The adjustment represents the interest expenses charged on the deferred consideration described in note (d) in Section 3 above at 5.265% per annum as if the Acquisition had taken place on 1 January 2004 and 1 January 2005. The interest expense is not deductible for taxation purposes.

(d) The adjustment represents the tax effect of the pro forma adjustment described above.

(e) The historical income statement of the Group for the year ended 31 December 2004 presented in the published audited financial statements for the year ended 31 December 2004 has been restated to reflect the impacts of the adoption of the new and revised HKFRS which are effective for accounting periods beginning on or after 1 January 2005. The restated income statement of the Group for the year ended 31 December 2004 has been presented in the Company's 2005 interim results announcement dated 12 September 2005 as supplementary financial information and Appendix III to this circular.

6    REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED
GROUP

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the independent reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

[PRICEWATERHOUSECOOPERS LETTERHEAD GRAPHIC OMITTED]

23 September 2005

The Directors
 China Netcom Group Corporation (Hong Kong) Limited

Dear Sirs,

We report on the unaudited pro forma financial information of the Combined Group (as defined below) set out in Appendix IV to the circular of China Netcom Group Corporation (Hong Kong) Limited (the "Company", and together with its existing subsidiaries the "Group") dated 23 September 2005 (the "Circular") in connection with the proposed acquisition of China Netcom Group New Horizon Communications Corporation (BVI) Limited and its subsidiary China Netcom Group New Horizon Communications Corporation Limited (collectively the "Target Group", and together with the Group the "Combined Group"). The unaudited pro forma financial information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the proposed acquisition of the Target Group resulting in the formation of the Combined Group might have affected the income statements of the Group for the year ended 31 December 2004 and the six months ended 30 June 2005 and the balance sheet as of 30 June 2005.

RESPONSIBILITIES

It is the responsibility of the directors of the Company to prepare the unaudited pro forma financial information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Hong Kong Listing Rules").

It is our responsibility to form an opinion, as required by Rule 4.29 of the Hong Kong Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company.

Our work does not constitute an audit or review in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such assurance on the unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared on the bases set out in Appendix IV to the Circular for illustrative purposes only and, because of its nature, it may not be indicative of the financial position of the Combined Group at any future date and the results of the Combined Group for any future periods.

OPINION

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled by the directors of the Company on the basis stated;

(b)  such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to Rule 4.29 of the Hong Kong Listing Rules.

                                                   Yours faithfully
                                                PricewaterhouseCoopers
                                             Certified Public Accountants
                                                      Hong Kong

7    INDEBTEDNESS

Borrowings

At the close of business on 31 July 2005, being the latest practicable date for the purpose of this indebtedness statement, the Combined Group had the following outstanding borrowings:


Short-term debts
                                                                Interest rate     RMB million
                                                                    and final
                                                                     maturity

Short-term bank loans
Renminbi denominated                                                 Interest          42,015
                                                                rates ranging
                                                                from 4.70% to
                                                                    5.02% per
                                                                   annum with
                                                                     maturity
                                                                   through 15
                                                                    July 2006

US dollar denominated                                                Interest             219
                                                                rates ranging
                                                                from 3.58% to
                                                                    4.70% per
                                                                   annum with
                                                                     maturity
                                                                   through 29
                                                                November 2005

Current portion of long-term bank loans and finance lease                               7,490
obligations

                                                                                       49,724

Long-term debts
                                                                Interest rate     RMB million
                                                                    and final
                                                                     maturity

Long-term bank loans
Renminbi denominated                                                 Interest          20,071
                                                                rates ranging
                                                                from 0.50% to
                                                                   10.08% per
                                                                   annum with
                                                                     maturity
                                                                    through 1
                                                                November 2011

US dollar denominated                                                Interest           1,737
                                                                rates ranging
                                                                from 0.50% to
                                                                    8.00% per
                                                                   annum with
                                                                     maturity
                                                                   through 31
                                                                December 2039

Japanese Yen denominated                                             Interest             895
                                                                rates ranging
                                                                from 2.12% to
                                                                    2.60% per
                                                                   annum with
                                                                     maturity
                                                                   through 18
                                                                    June 2027

Euro denominated                                                     Interest             454
                                                                rates ranging
                                                                from 0.50% to
                                                                    7.35% per
                                                                   annum with
                                                                     maturity
                                                                   through 15
                                                                   March 2034

Finance lease obligations                                                               2,421

Current portion of long-term bank loans and finance lease                              (7,490)
obligations

                                                                                       18,088


All the short term bank loans as at 31 July 2005 were unsecured. Among the long-term bank loans as of 31 July 2005, RMB1,019 million were secured, of which RMB724 million is secured by corporate guarantee granted by China Netcom Group. The remaining balance is secured by corporate guarantee granted by third parties.

As of 31 July 2005, long-term bank loans of RMB1 million were secured by certain property, plant and equipment of the Combined Group. The net book value of such property, plant and equipment amounted to RMB3 million as of 31 July 2005.

Contractual obligations and commercial commitments

The following table sets forth the Combined Group's contractual obligations as of 31 July 2005:

                                                                 Total   Not later   Later than   Later than
                                                                          than one     one year   five years
                                                                              year      and not
                                                                                     later than
                                                                                     five years
                                                                            (RMB in millions)
Short-term debt                                                 42,234      42,234            -            -
Capacity purchase payable                                          241          21           57          163
Long-term debt                                                  25,578       7,490       14,979        3,109
Operating lease commitments                                      1,285         487          584          214
Capital commitments                                              3,309       3,058          251            -

Total contractual cash obligations                              72,647      53,290       15,871        3,486



The following table sets forth the Combined Group's other commercial commitments as of 31 July 2005:

                                                                 Total   Not later   Later than   Later than
                                                                          than one     one year   five years
                                                                              year      and not
                                                                                     later than
                                                                                     five years
                                                                            (RMB in millions)
Guarantees for US dollar denominated bank loans of third           277         277            -            -
parties

Total commercial commitments                                       277         277            -            -


The Directors confirm that there are no material changes in indebtedness and contingent liabilities of the Combined Group since 31 July 2005.

Disclaimer

Save as aforesaid and apart from intra-group liabilities, the Combined Group did not have, at the close of business on 31 July 2005, outstanding liabilities or any mortgages, charges, debentures, loan capital issued and outstanding or authorised or otherwise created but unissued, bank overdrafts, loans, liabilities under acceptance or other similar indebtedness, hire purchase and finance lease commitments or any guarantees or other material contingent liabilities.

8    WORKING CAPITAL

The Directors are of the opinion that after taking into account the internal resources of the Combined Group and the sources of financing available to the Combined Group, the Combined Group will, following the completion of the Acquisition, have sufficient working capital for its present requirements.

                           APPENDIX V PROFIT FORECAST

The Target Group's forecast combined profit for the year ending 31 December 2005 under HKFRS is set out in the section headed "Prospective Financial Information" in the Letter from the Chairman.

1    BASES AND ASSUMPTIONS

The forecast combined profit of the Target Group for the year ending 31 December 2005 was prepared by the directors of the Company and the management of the Target Group based on the audited combined financial information of the Target Group for the six months ended 30 June 2005 and the forecast of the combined financial information of the Target Group for the remaining six months of the year ended 31 December 2005. The management of the Company and the Target Group are not currently aware of any extraordinary items which have arisen or are likely to arise in respect of the year ending 31 December 2005. The profit forecast has been prepared on a basis consistent in all material respects with the accounting policies currently adopted by the Target Group as summarised in Appendix II to this circular and on the following principal assumptions:

(1) there will be no material changes in existing political, legal, regulatory, fiscal or economic conditions in the PRC, Hong Kong, or any other territories in which the Target Group currently operates or which are otherwise material to the Target Group's revenues;

(2) there will be no material changes in legislation or regulations governing the telecommunications industry in the PRC, Hong Kong or any other country or territory in which the Target Group operates or which the Target Group has arrangements or agreements with, which would materially affect the business or operations of the Target Group;

(3) inflation, interest rates or foreign currency exchange rates will not differ materially from those prevailing as of the date of this circular;

(4) there will be no material changes in the bases or rates of taxation appropriate to the Target Group, except as otherwise disclosed in this circular; and

(5) based on information currently available, there will be no tariff reduction that will have a material adverse effect on the Target Group's business.

2    LETTERS

Set out below are the texts of the letters received by the Directors from PricewaterhouseCoopers, the independent reporting accountants of the Company, and from the Financial Advisers in connection with the profit forecast for the year ending 31 December 2005 and prepared for the purpose of inclusion in this circular:

(1)  Letter from PricewaterhouseCoopers

[PRICEWATERHOUSECOOPERS LETTERHEAD GRAPHIC OMITTED]

23 September 2005

The Directors
 China Netcom Group Corporation (Hong Kong) Limited

Dear Sirs,

We have reviewed the calculations of and accounting policies adopted in arriving at the forecast of the combined profit for the year ending 31 December 2005 of China Netcom Group New Horizon Communications Corporation (BVI) Limited and its subsidiary China Netcom Group New Horizon Communications Corporation Limited (collectively the "Target Group") (the "Profit Forecast") as set out in the section headed "Prospective Financial Information" in the Letter from the Chairman in the circular (the "Circular") dated 23 September 2005 issued by China Netcom Group Corporation (Hong Kong) Limited (the "Company") to its shareholders.

We conducted the work in accordance with the Auditing Guideline 3.341 on "Accountants' report on profit forecasts" issued by the Hong Kong Institute of Certified Public Accountants.

The Profit Forecast, for which the directors of the Company and the management of the Target Group are solely responsible, has been prepared by the directors of the Company and the management of the Target Group based on the audited combined financial information of the Target Group for the six months ended 30 June 2005 and the forecast of the combined financial information of the Target Group for the remaining six months of the year ending 31 December 2005.

In our opinion, the Profit Forecast, so far as the calculations and accounting policies are concerned, has been properly compiled on the bases and assumptions made by the directors of the Company and the management of the Target Group as set out in Appendix V to the Circular, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Target Group as set out in our Accountants' Report dated 23 September 2005, the text which is set out in Appendix II to the Circular.

                                                   Yours faithfully,
                                                 PricewaterhouseCoopers
                                              Certified Public Accountants
                                                       Hong Kong

(2)  Letter from the Financial Advisers

[CICC GRAPHIC OMITTED]                               [CITIGROUP GRAPHIC OMITTED]
China International Capital                          Citigroup Global Markets
Corporation (Hong Kong) Limited                      Asia Limited

[GOLDMAN SACHS GRAPHIC OMITTED]
Goldman Sachs (Asia)
L.L.C.

23 September 2005The Directors
China Netcom Group Corporation (Hong Kong) Limited
46th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

Dear Sirs,

We refer to the forecast of the combined profit for the year ending 31 December 2005 of China Netcom Group New Horizon Communications Corporation (BVI) Limited and China Netcom Group New Horizon Communications Corporation Limited (collectively the "Target Group") (the "Forecast") as set out in the circular dated 23 September 2005 issued by China Netcom Group Corporation (Hong Kong) Limited (the "Company") to its shareholders.

We have discussed with you the bases and assumptions upon which the Forecast has been made. We have also considered the letter dated 23 September 2005 addressed to you from PricewaterhouseCoopers regarding the accounting policies and calculations upon which the Forecast has been made. On the basis of the assumptions made by the management of the Company and the Target Group, and on the bases of the accounting policies and calculations reviewed by PricewaterhouseCoopers, we are of the opinion that the Forecast, for which the management of the Company and the Target Group are solely responsible, has been made after due and careful enquiry.


Yours faithfully,                                     Yours faithfully,
 For and on behalf of                                  For and on behalf of
 China International Capital                           Citigroup Global Markets
 Corporation (Hong Kong)                               Asia Limited
 Limited                                               Stephen M. Winningham
 Shirley Chen                                          Managing Director
 Managing Director
Yours faithfully,
 For and on behalf of
 Goldman Sachs (Asia)
 L.L.C.
 Xiaoyin Zhang
 Executive Director

                         APPENDIX VI GENERAL INFORMATION

1    RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2    DISCLOSURE OF INTERESTS

As at Latest Practicable Date, the following Directors and chief executive of the Company had, or were deemed to have, interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which they were deemed or taken to have under such provisions of the Securities and Futures Ordinance), or which are required, pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Hong Kong Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.


Name of Directors                                                  Number and      No. of
                                                               description of  underlying
                                                                       equity      Shares
                                                                  derivatives    involved
                                                                                   in the
                                                                                  Options
Zhang Chunjiang                                                       920,000     920,000
                                                               Options (Note)
Tian Suning (also the chief executive officer)                        920,000     920,000
                                                               Options (Note)
Zhang Xiaotie                                                         800,000     800,000
                                                               Options (Note)
Miao Jianhua                                                          700,000     700,000
                                                               Options (Note)
Jiang Weiping                                                         700,000     700,000
                                                               Options (Note)
Li Liming                                                             700,000     700,000
                                                               Options (Note)
Yan Yixun                                                             590,000     590,000
                                                               Options (Note)
Keith Rupert Murdoch                                                  590,000     590,000
                                                               Options (Note)

Total                                                                           5,920,000


Note:

The Options were all granted on 22 October 2004 under the share option scheme approved and adopted by a resolution of the Shareholders passed on 30 September 2004. Grantees of such Options are entitled to exercise the Options at a price of HK$8.40 per Share in the following periods:

(i) in respect of 40% of the Options granted, from 17 May 2006 to 16 November 2010;

(ii) in respect of a further 30% of the Options granted, from 17 May 2007 to 16 November 2010; and

(iii) in respect of the remaining 30% of the Options granted, from 17 May 2008 to 16 November 2010.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor the chief executive of the Company had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which they were deemed or taken to have under such provisions of the Securities and Futures Ordinance), or which were required, pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Hong Kong Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

China Netcom Group is the ultimate holding company of the Company who, through CNC BVI, was beneficially interested in approximately 70.49% of the issued share capital of the Company as at the Latest Practicable Date. The executive Directors also hold executive positions with China Netcom Group. Details of the shareholding of China Netcom Group in the Company are set out in the paragraph headed "Substantial Shareholders" in this Appendix. Save as disclosed herein, none of the Directors is a director or employee of a company which has, or is deemed to have, an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance.

None of the Directors is materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Combined Group taken as a whole.

Since 31 December 2004, the date to which the latest published audited consolidated financial statements of the Group were made up, none of the Directors nor any experts named in the paragraph headed "Qualification of experts" in this Appendix has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Combined Group, or are proposed to be acquired or disposed of by or leased to any member of the Combined Group.

3    SUBSTANTIAL SHAREHOLDERS

So far as is known to the Directors and the chief executive of the Company, as at the Latest Practicable Date, the following corporations had, or were deemed to have, interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Combined Group:

                                                 Number of Shares interested          Percentage
                                                                                       of total
                                                                                        issued
                                                                                         share
                                                   directly            Indirectly     capital (%)

Name of substantial shareholder
China Netcom Group                                        -   4,945,148,000(1)(2)           75.0
CNC BVI                                    4,647,449,014(1)     297,698,986(1)(2)           75.0
Telef|$$|Aaonica Internacional, S.A.            329,676,450                    -             5.0


Notes:

(1) China Netcom Group beneficially owns 4,647,449,014 Shares held by its wholly-owned subsidiary, CNC BVI and one share held by CNC Cayman, Limited ("CNC Cayman"), a wholly-owned subsidiary of CNC BVI. The percentage of total issued share capital beneficially held by China Netcom Group is 70.49%.

(2) China Netcom Group is deemed under the Securities and Futures Ordinance to be interested in 297,698,985 Shares held by CNC BVI as trustee on behalf of certain Shareholders.

Save as disclosed above, as at the Latest Practicable Date, the Directors and the chief executive of the Company were not aware of any other person who had, or was deemed to have, an interest or short position in the Shares and underlying Shares, which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group, or any options in respect of such capital.

4    LITIGATION

As at the Latest Practicable Date, no member of the Combined Group was engaged in any litigation, arbitration or claim of material importance and no litigation, arbitration or claim of material importance is known to the Directors to be pending or threatened against any member of the Combined Group.

5    SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, any service contract with the Company or any member of the Combined Group (excluding contracts expiring or determinable by the employer within one year without payment of compensations (other than statutory compensation)).

The aggregate of the remuneration payable to and benefits in kind receivable by the Directors will not be varied in consequence of the Acquisition.

6    MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2004, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7    CONSENT

CICC, Citigroup, Goldman Sachs, PricewaterhouseCoopers and CSFB have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their reports and letters (if any), as the case may be, and references to their names in the form and context in which they respectively appear.

As at 12 September 2005, CSFB group companies had a beneficial interest in 30,034,200 Shares (representing approximately 0.456% of the issued share capital of the Company). In addition, CSFB had a short position of 853,000 Shares (representing approximately 0.013% of the issued share capital of the Company).

Save as disclosed above, none of CICC, Citigroup, Goldman Sachs, PricewaterhouseCoopers and CSFB is beneficially interested in the share capital of any member of the Group and none of them has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

8    QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names                            Qualifications

CICC a licensed corporation for type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance

Citigroup                        a deemed licensed corporation for type 1
                                 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the
                                 Securities and Futures Ordinance

Goldman Sachs                    a licensed corporation for type 1 (dealing in
                                 securities), type 4 (advising on securities), type 5 (advising on futures contracts), type 6
                                 (advising on corporate finance) and type 9
                                 (asset management) regulated activities under the Securities and Futures Ordinance

PricewaterhouseCoopers           Certified public accountants a deemed licensed
CSFB                             corporation for Type 1 (dealing in securities),
                                 Type 4 (advising on securities) and Type 6
                                 (advising on corporate finance) regulated activities under the Securities and Futures
                                 Ordinance

9     MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this circular, and are or may be material:

(a)  the Acquisition Agreement;

(b) the Cooperation Agreement dated 15 September 2005 entered into between China Netcom Group and CNC China, pursuant to which CNC China agreed to provide telecommunications goods and services with a monetary value not exceeding RMB480 million to Beijing Organization Committee for the Games of the XXIX Olympiad for the 2008 Beijing Olympic Games. As consideration, CNC China is entitled to the right and opportunity to conduct products-related marketing activities by using the 2008 Olympics composite logo and sponsorship logo as provided for under the Sponsorship Agreement entered into between China Netcom Group and Beijing Organization Committee for the Games of the XXIX Olympiad;

(c) the Memorandum of Understanding dated 21 July 2005 entered into between the Company and Telef|$$|Aaonica, S.A. pursuant to which the Company and Telef|$$|Aaonica, S.A. shall establish a board strategic alliance and shall explore possible areas of co-operation which would confer mutual benefit to both parties;

(d) ten agreements entered into between China Netcom Group, the Target Company, the Company and CNC China referred to in the section headed "Letter from the Chairman - Continuing connected transactions";

(e) the Underwriting Agreement dated 3 November 2004 entered into among the Company, China Netcom Group, CNC BVI, CICC, Citigroup, Goldman Sachs and the other underwriters in relation to the initial public offering of the Shares in Hong Kong and the U.S. and International Underwriting Agreement dated 10 November 2004 entered into among the Company, China Netcom Group, certain Shareholders, CICC, Citigroup, Goldman Sachs and the other underwriters in relation to the international offering and the U.S. offering of Shares;

(f) the Interconnection Settlement Agreement dated 8 October 2004 entered into between CNC China and China Netcom Group under which CNC China and China Netcom Group agreed to interconnect their respective networks and settle the charges received in respect of domestic and international long distance voice services within their respective service regions;

(g) the Property Leasing Agreement dated 8 October 2004 entered into between CNC China and China Netcom Group under which (i) CNC China agreed to lease properties to China Netcom Group for use as offices and other ancillary purposes; and (ii) China Netcom Group agreed to lease properties to CNC China for use as offices, telecommunications equipment sites and other ancillary purposes;

(h) the Property Sub-leasing Agreement dated 8 October 2004 entered into between CNC China and China Netcom Group under which China Netcom Group agreed to sub-let properties to CNC China for use as offices, telecommunications equipment sites and other ancillary purposes;

(i) the Master Services Sharing Agreement dated 8 October 2004 entered into between CNC China and China Netcom Group regarding the provision and sharing of various services between CNC China and China Netcom Group;

(j) the Engineering and Information Technology Services Agreement dated 8 October 2004 entered into between CNC China and China Netcom Group regarding the provision of engineering and information technology-related services to CNC China by China Netcom Group;

(k) the Materials Procurement Agreement dated 8 October 2004 entered into between CNC China and China Netcom Group under which (i) CNC China may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment; (ii) CNC China may purchase from China Netcom Group certain products, including cables, modems and yellow pages telephone directories; and
(iii) China Netcom Group will provide to CNC China storage and transportation services related to the procurement and purchase of materials or equipment under the agreement;

(l) the Ancillary Telecommunications Services Agreement dated 8 October 2004 entered into between CNC China and China Netcom Group regarding the provision of ancillary telecommunications services to CNC China by China Netcom Group;

(m) the Support Services Agreement dated 8 October 2004 entered into between CNC China and China Netcom Group regarding the provision of various support services by China Netcom Group to CNC China, including equipment leasing and maintenance services, motor vehicles services, safety and security services, basic construction agency services, research and development services, employee training services and advertising services and other support services;

(n) the Telecommunications Facilities Leasing Agreement dated 8 October 2004 entered into between CNC China and China Netcom Group under which China Netcom Group agreed to lease inter-provincial fiber-optic cables and certain international telecommunications resources to CNC China;

(o) the Trademark Licensing Agreement dated 8 October 2004 entered into among CNC China, China Netcom Group and the Company regarding the licensing of the Company's logo and certain trademarks from China Netcom Group on a royalty free basis to CNC China and the Company;

(p) the Restructuring Agreement dated 6 September 2004 entered into among CNC China, China Netcom Group and the Company regarding the restructuring of the businesses and operations previously owned by, or transferred to, the Company;

(q) the Non-competition Agreement dated 6 September 2004 entered into among CNC China, China Netcom Group and the Company in relation to the non-competition undertaking by China Netcom Group;

(r) the Letter of Undertakings dated 5 September 2004 given by China Netcom Group to the Company in relation to certain undertakings given by China Netcom Group in favour of the Company for extending support to the Company's existing operations and future development;

(s) the Capacity Purchase Agreement dated 30 June 2004 entered into between Asia Netcom and EANL, pursuant to which Asia Netcom and its subsidiaries will receive from EANL and its subsidiaries a certain amount of long-term telecommunications capacity on the submarine network;

(t) the Capacity Lease Agreement dated 30 June 2004 entered into between Asia Netcom and EANL, pursuant to which, among other things, Asia Netcom and its subsidiaries lease from EANL and its subsidiaries a fixed amount of capacity on EANL's telecommunications network, and may order additional lease capacity from EANL and its subsidiaries;

(u) the Management Services Agreement dated 30 June 2004 entered into between Asia Netcom and EANL, pursuant to which Asia Netcom and its subsidiaries will provide EANL and its subsidiaries with certain services, including government and corporate affairs services, treasury services, financial services, information technology services, legal and corporate secretarial services, tax services, payment services, and comprehensive engineering and operation services in relation to the submarine network;

(v) the Debenture dated 29 July 2004 entered into among Asia Netcom Asia Pacific Limited, Asia Netcom Asia Pacific Commercial Limited and Asia Netcom Hong Kong Limited as Chargors and Industrial and Commercial Bank of China
(Asia) Limited as Security Trustee pursuant to which each of the Chargors charges all its rights, title and interest in and to the properties listed in the Debenture in favor of the Security Trustee as trustee for the benefit of the finance parties in a facility agreement dated 2 December 2003;

(w) the Deed of Mortgage of Shares dated 29 July 2004 entered into between Asia Netcom as Mortgagor and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee under which Asia Netcom mortgages and charges by way of first fixed charge all its rights, title and interest, present and future in and to the shares listed in the Deed of Mortgage of Shares to the Security Trustee as trustee for the benefit of the finance parties as defined in a facility agreement dated 2 December 2003;

(x)  the Debenture dated 29 July 2004 entered into between Asia Netcom Services
(S) Pte. Ltd., Asia Netcom Corporation (Singapore) Pte. Limited, Asia Netcom Singapore Pte. Ltd. and Southeast Asia Netcom (Singapore) Pte. Ltd. as Chargors and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee in which each of the Chargors charges and agrees to charge, inter alia, by first fixed legal charge all its rights, title and interest in and to the real property described the Debenture in favor of the Security Trustee as trustee for the benefit of the finance parties in a facility agreement dated 2 December 2003;

(y) the Group Share Mortgage dated 29 July 2004 entered into among Asia Netcom, Asia Netcom Corporation (Singapore) Pte. Limited and Asia Netcom Singapore Pte. Ltd. as Mortgagors and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee in which each Mortgagor, among other things, mortgages and charges by way of first fixed charge all its rights, title and interest present and future in and to the assets of each Mortgagor from time to time subject to the security interest described in the Group Share Mortgage, to the Security Trustee as trustee for the benefit of the finance parties in a facility agreement dated 2 December 2003;

(z) the Assignment of Building Agreement dated 29 July 2004 entered into between Asia Netcom Singapore Pte. Ltd. as Assignor and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee in which, inter alia, the Assignor assigns and agrees to assign absolutely all the present and future rights, title, interests, benefits, advantages, permits and licences which the Assignor has and the Assignor's rights to the issue of the lease as defined in the Assignment of Building Agreement to the Security Trustee in consideration of the availability of a term loan facility of up to US$150,000,000 to Asia Netcom under a facility Agreement dated 2 December 2003.

(aa) the Share Pledge Agreement dated 28 July 2004 entered into among Asia Netcom Corporation (Singapore) Pte. Ltd. as the Pledgor, the seven financial institutions listed in the Share Pledge Agreement as Pledgees and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee pursuant to which the Pledgor pledges by way of first priority pledge all of its rights, titles, interests and benefits in the shares of various companies listed in the Share Pledge Agreement to the Pledgees and the Pledgees accept such pledge as collateral security for Asia Netcom's due and punctual payment, performance and discharge in full of the secured obligations as defined in a facility agreement dated 2 December 2003;

(bb) the Amended and Restated Facility Agreement dated 27 July 2004 entered into among Asia Netcom as Borrower, the seven banks named in the Amended and Restated Facility Agreement as Lenders, Industrial and Commercial Bank of China
(Asia) Limited as Arranger and Industrial and Commercial Bank of China (Asia) Limited as Facility Agent whereby the Lenders agree to make available to the Borrower a term loan facility of up to US$150,000,000;

(cc) the Group Subordination Deed dated 27 July 2004 entered into between Asia Netcom as Subordinated Lender and Industrial and Commercial Bank of China
(Asia) Limited as Security Trustee whereby the Subordinated Lender agrees, among other things, that the subordinated indebtedness owing to it is and shall remain subordinated and shall not be repaid or repayable except with the prior written consent of the Security Trustee;

(dd) the Group Subordination Deed dated 27 July 2004 entered into among the Company, China Netcom Corporation International Limited as Subordinated Lenders, Asia Netcom as Borrower and Industrial and Commercial Bank of China
(Asia) Limited as Security Trustee pursuant to which each of the Subordinated Lenders agrees, among other things, that the subordinated indebtedness owing to it is and shall remain subordinated and shall not be repaid or repayable except with the prior written consent of the Security Trustee;

(ee) the Debenture dated 27 July 2004 entered into between Asia Netcom as Chargor and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee pursuant to which the Chargor creates fixed and floating charges over its assets and undertakings in favor of the Security Trustee as trustee for the benefit of the finance parties in a facility agreement dated 2 December 2003;

(ff) the Group Assignment of Insurances dated 27 July 2004 entered into among Asia Netcom as Borrower, EANL as Assignors and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee pursuant to which each of the Borrower and Assignor mortgages, charges and agrees to charge, among other things, all of the rights, title, interest and benefit of the Borrower and each Assignor in and to the insurances in favor of the Security Trustee as trustee for the benefit of the finance parties in a facility agreement dated 2 December 2003;

(gg) the Security Assignment dated 27 July 2004 entered into between Asia Netcom as Assignor and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee under which the Assignor assigns absolutely by way of security all of its rights, title and interest described in the Security Assignment to the Security Trustee in consideration of a facility agreement dated 2 December 2003;

(hh) the Charge Over Deposit Account dated 27 July 2004 entered into between Asia Netcom as Chargor and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee under which the Chargor irrevocably charges by way of first floating charge all the rights, title, interest and benefit of the Chargor in and to a deposit account to the Security Trustee as trustee for the benefit of the finance parties in a facility agreement dated 2 December 2003;

(ii) the Charge Over Accounts dated 27 July 2004 entered into between Asia Netcom as Chargor and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee under which the Chargor irrevocably charges by way of first fixed charge all the rights, title, interest and benefit of the Chargor in and to charged accounts to the Security Trustee as trustee for the benefit of the finance parties in the facility agreement dated 2 December 2003;

(jj) the Deed of Mortgage of Shares in Asia Netcom dated 27 July 2004 entered into between China Netcom Corporation International Limited as Mortgagor and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee under which, among other things, the Mortgagor mortgages and charges by way of first fixed charge the assets of the Mortgagor subject to the security interest described in the Deed of Mortgage of Shares in Asia Netcom as trustee for the benefit of the finance parties in a facility agreement dated 2 December 2003;

(kk) the Guarantee and Indemnity dated 27 July 2004 entered into between the Company as Guarantor and Industrial and Commercial Bank of China (Asia) Limited as Security Trustee in which the Guarantor unconditionally and irrevocably guarantees, among other things, as a continuing obligation, the due and punctual payment and performance of the guaranteed obligations defined in the Guarantee and Indemnity in the currency in which the same is payable under the terms of a facility agreement to the Security Trustee as trustee for the benefit of the finance parties in the facility agreement dated 2 December 2003;

(ll) the Share Purchase and Exchange Agreement dated 11 June 2004 and its amendment agreement dated 20 July 2004 entered into among the Company, CNC BVI and CNC Fund, L.P. under which CNC Fund, L.P. sold 6,400,000 ordinary shares of US$0.01 each and 30,967,127 of Series A preference shares of US$0.01 each of the Company to CNC BVI;

(mm) the Share Purchase and Sale Agreement dated 30 June 2004 entered into between Asia Netcom and CNC Network Corporation Limited pursuant to which Asia Netcom sold all its shares in EANL to CNC Network Corporation Limited and caused certain restructuring to take place within Asia Netcom and its subsidiaries prior to or contemporaneously with the closure of such sale;

(nn) the Assignment and Novation Agreement dated 30 June 2004 entered into among Asia Netcom, the Company and CNC Network Corporation Limited pursuant to which CNC Network Corporation Limited's obligation to pay US$43,362,136.00 under a note issued by CNC Network Corporation Limited to Asia Netcom (as consideration for the sale by Asia Netcom of EANL) is novated to the Company;

(oo) the Asset Injection Agreement dated 29 June 2004 entered into among China Netcom Group, CNC BVI, CNC China and the Company pursuant to which China Netcom Group transferred certain assets, businesses and related liabilities in China firstly to CNC BVI, then to the Company and finally to CNC China and in consideration of which, the Company issued 21,769,032,873 ordinary shares of US$0.01 each in the Company to CNC BVI;

(pp) the Agreement for Transfer of Assets and Liabilities dated 23 June 2004 entered into between CNC China and China Netcom Group pursuant to which CNC China transferred all of its assets and liabilities in the China to China Netcom Group;

(qq) the Share Purchase Agreement dated 2 December 2003 entered into among the Company, SBAIF Asia Netcom (Cayman) Holdings, China Netcom Corporation International Limited and Asia Netcom pursuant to which SBAIF Asia Netcom (Cayman) Holdings sold 29,400,000 shares of Asia Netcom to China Netcom Corporation International Limited, Asia Netcom and the Company; and

(rr) the Share Purchase Agreement dated 2 December 2003 entered into among the Company, Newbridge Asia Netcom (Cayman) Holdings, China Netcom Corporation International Limited and Asia Netcom pursuant to which Newbridge Asia Netcom (Cayman) Holdings sold 29,400,000 shares of Asia Netcom to China Netcom Corporation International Limited, Asia Netcom and the Company.

10   COMPETING INTEREST

China Netcom Group is engaged in fixed-line telecommunications business and other related businesses in the PRC and Asia-Pacific which are similar to that of the Company. The executive Directors also hold executive positions with China Netcom Group. On 6 September 2004, China Netcom Group, the Company and CNC China entered into a non-competition agreement, under which China Netcom Group undertakes not to compete with the Company without the Company's prior written consent.

Apart from the above, none of the Directors nor its associates is or was interested in any business, apart from the Company's business, that competes or competed or is or was likely to compete, either directly or indirectly, with the Company's business.

11   PROCEDURES FOR DEMANDING A POLL AT THE EXTRAORDINARY GENERAL MEETING

In accordance with the Hong Kong Listing Rules, any vote taken at the Extraordinary General Meeting to approve the Acquisition and the Non-exempt Continuing Connected Transactions must be taken by poll. According to article 70 of the articles of association of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a)  the chairman of the meeting; or

(b) at least three Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(c) any Shareholder or Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or

(d) any Shareholder or Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner (including the use of ballot or voting papers or tickets) as the chairman of the Extraordinary General Meeting may appoint. On a poll, every Shareholder present at the Extraordinary General Meeting shall be entitled to one vote for every fully paid-up Share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

12   MISCELLANEOUS

(a) The joint company secretaries of the Company are Zhang Xiaotie and Oliver E Lixin. Mr. E is also the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Hong Kong Listing Rules. Mr. E is a fellow member of the Association of Chartered Certified Accountants.

(b) The registered office of the Company is at 46th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

(c) Computershare Hong Kong Investor Services Limited, the share registrar of the Company in Hong Kong, is at Rooms 1712-1716, 17th Floor Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular and form of proxy shall prevail over the Chinese text.

13   DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Linklaters, 10th Floor, Alexandra House, Chater Road, Hong Kong during normal business hours on any Business Day from the date of this circular until 7 October 2005 and at the Extraordinary General Meeting:

(a)  the Acquisition Agreement;

(b)  the Equity Interest Injection Agreement;

(c)  the memorandum and articles of association of the Company;

(d) the audited consolidated financial statements of the Group for the two years ended 31 December 2003 and 2004;

(e) the material contracts referred to in the paragraph headed "Material contracts" in this Appendix;

(f) the letters of consent from CICC, Citigroup, Goldman Sachs, PricewaterhouseCoopers and CSFB referred to in the paragraph headed "Consent" in this Appendix;

(g) the letter from CSFB dated 23 September 2005, the text of which is set out on pages 38 to 58 of this circular;

(h) the accountants' report from PricewaterhouseCoopers dated 23 September 2005, the text of which is set out in Appendix II to this circular;

(i) the report from PricewaterhouseCoopers on the unaudited pro forma financial information of the Combined Group dated 23 September 2005, the text of which is set out in Appendix IV to this circular; and

(j) the letters from PricewaterhouseCoopers and the Financial Advisers both dated 23 September 2005, the texts of which are set out in Appendix V to this circular.

                  NOTICE OF THE EXTRAORDINARY GENERAL MEETING

                              [CNC GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                      [CHINESE TRANSLATION GRAPHIC OMITTED]
                (incorporated in Hong Kong with limited liability
                         under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the "Company") will be held at 10:00 a.m. on 25 October 2005, in Nathan Room, Conrad Hotel, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions as Ordinary
Resolutions:

Ordinary Resolutions

1. "THAT the conditional sale and purchase agreement dated 12 September 2005 (the "Acquisition Agreement") entered into among the Company, China Netcom Group Corporation (BVI) Limited ("CNC BVI") and China Network Communications Group Corporation ("China Netcom Group"), a copy of which has been initialled by the chairman of this meeting and for the purpose of identification marked "A", pursuant to which, inter alia, CNC BVI has agreed as legal and beneficial owner to sell, and the Company has agreed to purchase, the entire issued share capital of China Netcom Group New Horizon Communications Corporation (BVI) Limited, which holds the entire equity interest in China Netcom Group New Horizon Communications Corporation Limited which in turn owns the assets and liabilities and the business operations for the provision of fixed-line telephone services, broadband and other Internet-related services in Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province in the People's Republic of China, at a consideration of RMB12,800 million, comprising an initial consideration of RMB3,000 million payable in cash to CNC BVI and a deferred consideration of RMB9,800 million payable within five years after completion of the acquisition contemplated under the Acquisition Agreement, be and is hereby generally and unconditionally approved and the directors of the Company be and are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement."

2. "THAT subject to the passing of Ordinary Resolution No.1 set out in the notice convening the Extraordinary General Meeting at which this Resolution is proposed, the continuing connected transactions contemplated under the Engineering and Information Technology Services Agreement and the Materials Procurement Agreement, as described in the paragraph headed "Continuing Connected Transactions" under the section "Letter from the Chairman" of the circular of the Company dated 23 September 2005, together with the relevant annual caps be and are hereby approved and the directors of the Company be and are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions."

3. "THAT subject to the passing of Ordinary Resolution No.1 set out in the notice convening the Extraordinary General Meeting at which this Resolution is proposed, the continuing connected transactions contemplated under the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement, as described in the paragraph headed "Continuing Connected Transactions" under the section "Letter from the Chairman" of the circular of the Company dated 23 September 2005 and for which continuing connected transactions no annual caps have been proposed, be and are hereby approved and the directors of the Company be and are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions."

                                               By Order of the Board
                                            Zhang Xiaotie Oliver E Lixin
                                             Joint Company Secretaries

Hong Kong, 23 September 2005

Registered office
46th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong
Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. A form of proxy for use at the meeting is enclosed. In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company's registered office at 46th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or at any adjourned meeting should a member so wish.

3. In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, voting on the above ordinary resolutions will be taken by poll.

                              [CNC GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                (incorporated in Hong Kong with limited liability
                         under the Companies Ordinance)
                                (Stock Code: 906)

               Form of proxy for the Extraordinary General Meeting
                          to be held on 25 October 2005

I / We (Note 1) _____________________________________________________________ of
________________________________________________________________________________
being the registered holder(s) of___________________________ Shares(Note 2) of US$0.04 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING (Note 3) or ______________________
________________________________________________________________________________
of __________________________________________________________________________ as
my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Nathan Room, Conrad Hotel, Hong Kong on 25 October 2005, at 10 a.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of the Extraordinary General Meeting and at such Extraordinary General Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below (Note 4).

                                                           FOR          AGAINST
              ORDINARY RESOLUTION 1
              ORDINARY RESOLUTION 2
              ORDINARY RESOLUTION 3

Dated this   day of   2005 Signed (Note 5)

Notes :

1.   Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words `THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING' and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "AGAINST". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Extraordinary General Meeting other than those referred to in the Notice of the Extraordinary General Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6. In the case of joint holders of any shares, any one of such joint holders may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Extraordinary General Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at 46th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof (as the case may be).

8. The proxy need not be a member of the Company but must attend the Extraordinary General Meeting in person to represent you.

9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.